As filed with the Securities and Exchange Commission on September 30, 2002
Registration No. 333-99301

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
Amendment No. 1 to
Form S-4
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Umpqua Holdings Corporation

(Exact name of registrant as specified in its charter)

Oregon	000-25597	93-1261319
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification No.)

200 SW Market Street, Suite 1900, Portland, Oregon 97204

(503) 546-2499
(Address and Telephone Number of Principal Executive Offices)

Raymond P. Davis

President and Chief Executive Officer
Umpqua Holdings Corporation
200 SW Market Street, Suite 1900
Portland, Oregon 97201
(503) 546-2499
(Name, Address and Telephone Number of Agent for Service)

Copies to:

Kenneth E. Roberts, Esq. Foster Pepper & Shefelman LLP 101 SW Main Street, Suite 1500 Portland, Oregon 97204 (503) 221-0607	Carol Dey Hibbs, Esq. Tonkon Torp LLP 888 SW Fifth Avenue, Suite 1600 Portland, Oregon 97204 (503) 221-1440

      Approximate Date of Proposed Sale to the public: As soon as practicable after this registration statement becomes effective and the satisfaction or waiver of all conditions to the merger described in the attached proxy statement/prospectus.

      If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box:     ☐

      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

      If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

      The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, may determine.

JOINT PROXY STATEMENT/PROSPECTUS

       The boards of directors of Umpqua Holdings Corporation and Centennial Bancorp have approved a merger of Umpqua and Centennial. As a result of the merger, Umpqua would acquire Centennial. We are sending you this document to ask you to vote in favor of the merger proposal.

      Centennial shareholders will be entitled to elect to receive Umpqua common stock, cash or any combination of stock and cash for their Centennial shares. The value of the merger consideration for each Centennial share will equal, either:

•	$9.35 in cash; or

•	0.5343 of a share of Umpqua common stock, subject to adjustment under certain circumstances, as described on pages 5 and 39.

      The implied value of Centennial stock exchanged for Umpqua stock will depend on the value of the Umpqua stock at closing. The following table presents summary information regarding the implied value per share of Centennial common stock converted in the merger at the exchange ratio noted above when Umpqua common stock has a market value of:

•	$20.00, the highest weighted average sales price at which the exchange ratio does not change,

•	$15.25, the lowest weighted average sales price at which the exchange ratio does not change, or

•	$16.90, the closing price of Umpqua common stock on September 25, 2002, the most recent practicable date prior to the printing of this document.

		Implied Value Per Each
Umpqua Common Stock Market Value	Centennial’s Shareholder Election	Centennial Share Exchanged

$20.00	100% stock	$10.69
	100% cash	$9.35
	66% stock; 34% cash	$10.22

$15.25	100% stock	$8.15
	100% cash	$9.35
	66% stock; 34% cash	$8.57

$16.90	100% stock	$9.03
	100% cash	$9.35
	66% stock; 34% cash	$9.14

      The example of 66% stock/34% cash is presented for illustrative purposes only; Centennial shareholders are entitled to elect any combination of stock and cash for their shares.

      As of September 15, 2002, there were 24,352,173 shares of Centennial common stock outstanding. A total of 16,043,500 Centennial shares (approximately 66%) will be converted into Umpqua common stock with the balance to be converted into cash. If Centennial shareholders elect to convert more or less than 16,043,500 shares into Umpqua common stock, then shareholder elections may be prorated.

      This document gives you detailed information about the merger and the special shareholder meetings. Before submitting your proxy or voting your shares, you should read this entire document, particularly the information under “Risk Factors” beginning on page 9.

      Neither the Securities and Exchange Commission, the Oregon Division of Finance and Corporate Securities, nor any other state securities commission has approved or disapproved of the terms of the merger agreement or passed upon the adequacy or accuracy of this document. Any representation to the contrary is a criminal offense.

      This document is dated September 30, 2002, and is being mailed to you on or about October 9, 2002.

WHERE YOU CAN FIND MORE INFORMATION

      This document incorporates important business and financial information about Umpqua and Centennial from documents that are not included in or delivered with this document. See “Incorporation of Documents by Reference” beginning on page 65. These documents are available without charge to you upon written or oral request at the applicable company’s address and telephone number listed below:

Umpqua Holdings Corporation (NASDAQ: “UMPQ”) 200 SW Market Street, Suite 1900 Portland, OR 97201 Attn: Steve Bellas, Investor Relations (503) 546-2495	Centennial Bancorp (NASDAQ: “CEBC”) One SW Columbia Street, Suite 900 Portland, OR 97258 Attn: Neal T. McLaughlin, Executive Vice President & CFO (503) 973-5556

      To obtain timely delivery before the special meetings, you must request the information no later than October 30, 2002. These documents can also be reviewed and copied from various free websites including the SEC’s website listed below.

      Umpqua and Centennial file annual, quarterly and periodic reports, proxy statements and other information with the SEC. You may obtain copies of these documents by mail from the public reference room of the SEC at Judiciary Plaza, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Please call the SEC at 1-800-732-0330 for information on the operation of the public reference room. In addition, Umpqua and Centennial file reports and other information with the SEC electronically, and the SEC maintains a website located at http://www.sec.gov containing this information.

      Umpqua has filed a registration statement on Form S-4 to register with the SEC up to 9,500,000 shares of Umpqua common stock. This document is a part of that registration statement. As permitted by SEC rules, this document does not contain all of the information included in the registration statement or in the exhibits or schedules to the registration statement. You may read and copy the registration statement, including any amendments, schedules and exhibits at the address set forth above. Statements contained in this document as to the contents of any contract or other document referred to in this document are not necessarily complete. In each case, you should refer to the copy of the applicable contract or other document filed as an exhibit to the registration statement.

October 9, 2002

Dear Shareholder:

As we wrote to you in July, Centennial Bancorp has signed a definitive agreement to merge with and into Umpqua Holdings Corporation. This proposed merger will create Oregon’s largest community bank, enhancing Umpqua Bank’s Portland-area presence and commercial banking services while expanding Centennial Bank’s network to more than 60 offices in Oregon and Southwest Washington. Regulatory applications have been submitted, with final approval expected upon shareholder approval of the merger agreement.

This last, important step is the reason we’re writing to you today. Below is your invitation to the special shareholder meetings of Umpqua Holdings Corporation and Centennial Bancorp. We hope you can attend the appropriate meeting. We also encourage you to carefully review the enclosed Joint Proxy Statement/Prospectus and complete, sign and return the enclosed Proxy Card. A postage-paid envelope is enclosed for your convenience.

Centennial Bancorp Special Shareholder Meeting	Umpqua Holdings Corporation Special Shareholder Meeting

November 6, 2002 at 6:00 pm Valley River Inn 1000 Valley River Way Eugene, Oregon 97401	November 7, 2002 at 6:00 pm Holiday Inn Express 375 W. Harvard Boulevard Roseburg, Oregon 97470

The Boards of Directors of both Umpqua Holdings Corporation and Centennial Bancorp have unanimously approved the merger and recommend that you vote FOR approval of the merger agreement.

Regardless of the number of shares you own or your availability to attend the special meeting, it is important that your shares be represented and voted at the meeting. A failure to vote, either by not returning the enclosed Proxy Card or by checking the “Abstain” box thereon, will have the same effect as a vote against approval of the merger agreement.

On behalf of the Boards of Directors of Umpqua Holdings Corporation and Centennial Bancorp, we thank you for your support and encourage you to vote FOR approval of the merger agreement. We hope to see you at the special meeting of shareholders.

Best regards,

/s/ Raymond Davis	/s/ Ted Winnowski

Raymond P. Davis President and CEO Umpqua Holdings Corporation	Ted Winnowski President and CEO Centennial Bancorp

Introducing
Umpqua Bank

WASHINGTON
OREGON
Vancouver
Portland
Beaverton
Tualatin
Milwaukie
Oregon City
101
Salem
Newport
Albany
Corvallis
Tangent
Lebanon
Waldport
Sweet Home
5
Eugene
Springfield
Reedsport
Cottage Grove
Lakeside
North Bend
Coos Bay
Sutherlin
Centennial Bank Locations
Umpqua Bank Locations
Roseburg
Coquille
Winston
Myrtle Pt.
Myrtle Creek
Bandon
Glendale
Canyonville
Merlin
Grants Pass
Rogue River
Medford
Central Pt.
Phoenix
Talent
Brookings/
Harbor
Ashland

— *Ray Davis*
PRESIDENT/CEO, UMPQUA HOLDINGS CORPORATION

Introducing Umpqua Bank
"With this proposed merger we are truly building an organization of significance in the Northwest. The strengths of each company, combined with our shared commitment to community banking, will provide commercial and individual customers exceptional service and a wide range of financial tools. As we move forward together, the Umpqua culture is aligned with the belief that the bigger we become, the better we must be.”
—Ray Davis PRESIDENT/CEO, UMPQUA HOLDINGS CORPORATION

200 SW Market Street, Suite 1900

Portland, Oregon 97201

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

To Umpqua Shareholders:

      A special meeting of shareholders of Umpqua Holdings Corporation will be held at the Holiday Inn Express, 375 West Harvard Boulevard, Roseburg, Oregon, at 6:00 p.m. on November 7, 2002 for the following purposes:

•	To vote on an Agreement and Plan of Reorganization and accompanying Plan of Merger providing for the merger of Umpqua Holdings Corporation and Centennial Bancorp.

•	To transact other business as may properly come before the meeting.

      If you were a shareholder of record of Umpqua common stock as of the close of business on September 15, 2002, you are entitled to receive this notice and vote at the special meeting, or any adjournment or postponement thereof.

      Your vote is important. Holders of a majority of the shares of Umpqua common stock outstanding on the record date must vote in favor of the merger agreement for the merger to be completed. Whether or not you expect to attend the special meeting in person, please mark, sign, date and promptly return your proxy in the enclosed envelope or follow the instructions for voting by phone or on the internet.

      After careful consideration, Umpqua’s board of directors has determined that the merger agreement and the merger are in the best interest of Umpqua and its shareholders. The board has adopted the merger agreement and unanimously recommends that Umpqua shareholders vote “FOR” approval of the merger agreement.

By Order of the Board of Directors,

Secretary

September 30, 2002

One SW Columbia Street, Suite 900

Portland, Oregon 97258

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

To Centennial Shareholders:

      A special meeting of shareholders of Centennial Bancorp will be held at the Valley River Inn, 1000 Valley River Way, Eugene, Oregon, at 6:00 p.m. on November 6, 2002, for the following purposes:

•	To vote on an Agreement and Plan of Reorganization and accompanying Plan of Merger providing for the merger of Umpqua Holdings Corporation and Centennial Bancorp.

•	To transact other business as may properly come before the meeting.

      If you were a shareholder of record of Centennial common stock as of the close of business on September 15, 2002, you are entitled to receive this notice and vote at the special meeting, or any adjournment or postponement thereof.

      Your vote is important. Holders of a majority of the shares of Centennial common stock outstanding on the record date must vote in favor of the merger agreement for the merger to be completed. Whether or not you expect to attend the special meeting in person, please mark, sign, date and promptly return your proxy in the enclosed envelope or follow the instructions for voting by phone or on the internet.

      After careful consideration, Centennial’s board of directors has determined that the merger agreement and the merger are in the best interest of Centennial and its shareholders. The board has adopted the merger agreement and unanimously recommends that Centennial shareholders vote “FOR” approval of the merger agreement.

By Order of the Board of Directors,

Secretary

September 30, 2002

WHERE YOU CAN FIND MORE INFORMATION
SUMMARY
Questions and Answers About the Merger
Questions and Answers About the Special Meetings
RISK FACTORS
SELECTED FINANCIAL DATA (UNAUDITED)
SELECTED UNAUDITED COMPARATIVE PER SHARE DATA
STOCK PRICE AND DIVIDEND INFORMATION
Umpqua
Centennial
BACKGROUND OF AND REASONS FOR THE MERGER
Reasons for the Merger -- General
Reason for the Merger -- Umpqua
Reasons for the Merger -- Centennial
Recommendations of Boards of Directors
Opinion of Umpqua’s Financial Advisor
Opinion of Centennial’s Financial Advisor
UMPQUA SPECIAL MEETING
When and Where the Meeting Will Be Held
Purpose of the Meeting
Who May Vote
Voting By Proxy
Revoking a Proxy
How We Determine a Quorum
How We Count Votes
Approval of the Merger Agreement
Shares Owned by Directors and Executive Officers
Costs of Solicitation
CENTENNIAL SPECIAL MEETING
When and Where the Meeting Will Be Held
Purpose of the Meeting
Who May Vote
Voting By Proxy
Revoking a Proxy
How We Determine a Quorum
How We Count Votes
Approval of the Merger Agreement
Shares Owned by Directors and Executive Officers
Costs of Solicitation
THE MERGER
General
Merger Consideration
Election Procedures
Allocation and Proration Procedures
Treatment of Outstanding Stock Options
Resulting Board of Directors of Umpqua
Consolidation of Umpqua Stores and Centennial Branches
Management of Umpqua
Representations and Warranties
Covenants and Other Agreements
No Solicitation by Centennial of an Alternative Transaction
Conditions to the Merger
Amendment
Termination
Effective Date of the Merger
Interests of Certain Persons in the Merger
Commitments of Directors
Material United States Federal Income Tax Consequences of the Merger
Accounting Treatment
Dissenters’ Appraisal Rights
Resales of Stock by Affiliates
Expenses
Umpqua Stock Option Agreement
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
DESCRIPTION OF CAPITAL STOCK
Umpqua
Centennial
Anti-Takeover Provisions
COMPARISON OF RIGHTS OF SHAREHOLDERS
LEGAL MATTERS
EXPERTS
PROPOSALS OF SHAREHOLDERS
INCORPORATION OF DOCUMENTS BY REFERENCE
APPENDIX I
APPENDIX II
APPENDIX III
APPENDIX IV
EXHIBIT 5.1
EXHIBIT 8.1
EXHIBIT 10.6
EXHIBIT 23.1
EXHIBIT 23.2
EXHIBIT 23.3
EXHIBIT 23.4
EXHIBIT 23.6
EXHIBIT 99.1
EXHIBIT 99.2
EXHIBIT 99.3
EXHIBIT 99.4

SUMMARY

      This summary highlights information discussed in greater detail elsewhere in this document and does not contain all the information that may be important to you. You should read this entire document and its appendices and the other documents to which we refer before deciding how to vote your shares. In addition, we incorporate by reference important business and financial information about Umpqua and Centennial into this document. For a description of this information, see the section “Incorporation of Documents by Reference” beginning on page 65. You may obtain the information incorporated by reference without charge by following the instructions in the section “Where You Can Find More Information” on the inside front cover of this document.

The Parties	Umpqua Holdings Corporation is a financial holding company that operates Umpqua Bank and Strand, Atkinson, Williams & York, Inc., a retail brokerage firm. Umpqua Bank is an Oregon state-chartered bank recognized for its entrepreneurial approach, innovative use of technology and distinctive banking solutions. Umpqua Bank has 45 stores in 11 Oregon counties along the Interstate 5 corridor from Ashland to Portland and along the Oregon Coast from Newport to Brookings. Umpqua Bank operates retail and wholesale mortgage lending offices in Coos Bay, Bend and Clackamas, Oregon. Strand, Atkinson, Williams & York has nine locations throughout Oregon and Southwest Washington and additionally offers brokerage services within Umpqua Bank stores. At June 30, 2002, Umpqua Bank had total assets of $1.5 billion and total deposits of $1.3 billion. It also has the largest ATM network of any Oregon-based bank, with more than 80 locations throughout the state.

Centennial Bancorp is a bank holding company that operates Centennial Bank. Centennial Bank is a full-service commercial bank, focusing on small- and middle-market businesses, with 22 branches and 14 ATM locations throughout Oregon and Washington. Thirteen branches are in the Portland metropolitan area, two in Vancouver, Washington, one in Salem, and six in Lane County. Centennial Bank also operates four mortgage-lending offices and seven commercial banking centers directed to the needs of middle-market commercial customers. As of June 30, 2002, Centennial Bancorp had total assets of $821 million and total deposits of $698 million.

Mailing Addresses	Umpqua Holdings Corporation 200 SW Market Street, Suite 1900 Portland, OR 97201

Centennial Bancorp One SW Columbia Street, Suite 900 Portland, OR 97258

Transaction	Centennial will merge into Umpqua, immediately followed by the merger of Centennial Bank into Umpqua Bank. The merger agreement is attached to this document as Appendix I. Please read the agreement carefully because it is the legal document that governs the merger of Centennial with and into Umpqua.

Effect	Centennial and Centennial Bank will cease to exist as separate entities. The continuing branches of Centennial Bank will become stores of Umpqua Bank.

Consideration	Centennial shareholders will have the opportunity to elect to receive Umpqua common stock, cash or any combination of stock and cash for their Centennial shares. The value of the merger consideration for each Centennial share will equal either $9.35 in cash or 0.5343 of a share of Umpqua common stock. This exchange ratio may decrease or increase depending on the trading price of Umpqua common stock prior to closing, as described in the “Question and Answers About the Merger” section beginning on page 5.

The closing market price of Umpqua common stock on September 25, 2002, was $16.90.

Umpqua Special Meeting	The Umpqua meeting will be held at 6:00 p.m., on November 7, 2002, at the Holiday Inn Express, 375 West Harvard Boulevard, Roseburg, Oregon. If you were an Umpqua shareholder as of the close of business on September 15, 2002, you may vote at the meeting. The only item of business is consideration of the merger proposal.

Centennial Special Meeting	The Centennial meeting will be held at 6:00 p.m. on November 6, 2002, at the Valley River Inn, 1000 Valley River Way, Eugene, Oregon. If you were a Centennial shareholder as of the close of business on September 15, 2002, you may vote at the Centennial meeting. The only item of business is consideration of the merger proposal.

Approval of the Merger Agreement	The merger agreement must be approved by the holders of a majority of the outstanding shares of Umpqua and Centennial common stock.

Shares Owned by Directors and Executive Officers	On September 15, 2002, Umpqua’s directors and executive officers beneficially owned 1,390,529 Umpqua shares, of which 1,030,303 are entitled to be voted at the meeting of Umpqua shareholders. Those shares constitute approximately 5.1% of the total shares outstanding and entitled to be voted at the meeting. Each Umpqua director has agreed to vote his shares in favor of the merger agreement.

On September 15, 2002, Centennial’s directors and executive officers beneficially owned 2,757,626 Centennial shares, of which 1,821,255 are entitled to be voted at the meeting of Centennial shareholders. Those shares constitute approximately 7.5% of the total shares outstanding and entitled to be voted. Each Centennial and Centennial Bank director has agreed to vote his or her shares in favor of the merger agreement, and such directors hold 2,740,392 shares (11.3% of the total shares entitled to be voted at the meeting).

Questions and Answers About the Merger

Q:	What will Centennial shareholders receive in the merger?

A:	Centennial shareholders will be offered the opportunity to elect to receive Umpqua common stock, cash or any combination of stock and cash in exchange for their Centennial shares. The value of the merger consideration for each Centennial share will equal 0.5343 of a share of Umpqua common stock or $9.35 in cash. The exchange ratio in the merger could decrease or increase as described below. The cash portion of the merger consideration will not change from $9.35 per share.

Q:	Will the exchange ratio of 0.5343 of a share of Umpqua common stock for a share of Centennial common stock adjust under any circumstances?

A.	Perhaps. If the weighted average sales price of Umpqua common stock for the 20 consecutive trading days ending on and including the fifth calendar day preceding the projected closing date is more than $20.00 or less than $15.25, the exchange ratio could decrease or increase, and Centennial shareholders electing to receive Umpqua common stock would receive correspondingly fewer or more shares, in accordance with the following conditions and formulas:

•	If the weighted average sales price of Umpqua common stock during such 20-day period is below $15.25, Centennial may give notice of its intent to terminate the merger agreement. Umpqua may then notify Centennial of its election to increase the exchange ratio and Centennial’s termination would be deemed withdrawn. The exchange ratio would then be calculated by multiplying 0.5343 times $15.25 and dividing that product by the weighted average sales price during such 20-day period. This would ensure that Centennial shareholders electing to receive Umpqua common stock would receive shares having a value of $8.15. For example, if the weighted average sales price is $14.00, the exchange ratio could adjust to 0.5820.

•	If the weighted average sales price of Umpqua common stock during such 20-day period is above $20.00, Umpqua may give notice of its intent to terminate the merger agreement unless Umpqua has entered into an agreement to be acquired or a proposed acquisition of Umpqua or Umpqua Bank has been made public. If Umpqua’s weighted average sales price exceeds $20.00 per share (other than in those situations), Centennial may then notify Umpqua of its election to accept a lower exchange ratio and Umpqua’s termination would be deemed withdrawn. The exchange ratio would then be calculated by multiplying 0.5343 times $20.00 and dividing that product by the weighted average sales price during such 20-day period. This would have the effect of capping the value of Umpqua common stock received by Centennial shareholders for each share of their stock at $10.69. For example, if the weighted average sales price is $21.00, the exchange ratio could adjust to 0.5089.

Umpqua’s weighted average sales price for the 20-trading-day period ended September 25, 2002, was $16.61.

Q:	When do Centennial shareholders make their election to receive cash and/or stock?

A.	No later than 20 business days before the expected closing date of the merger, we will send a form to you that you may use to indicate your preference for cash, Umpqua common stock or any combination of cash and Umpqua common stock.

The deadline for returning the election form will be after the special shareholder meetings and at least 15 days after the mailing of the election form. If you do not return an election form, you will have no control over the form of consideration you will receive.

Q:	Are shareholders guaranteed of receiving the merger consideration elected?

A:	No. Regardless of the choice of cash or stock consideration elected, you may actually receive a combination of cash and stock because the total amount of Centennial common stock to be converted into Umpqua common stock is fixed at 16,043,500 shares, approximately 66% of the total outstanding Centennial shares as of the record date. However, Umpqua has the option to convert more Centennial shares into either cash or stock in the event of over-elections if by doing so more (or all) Centennial shareholders will receive their requested form of consideration and the tax status of the merger will not be adversely affected. See “The Merger — Allocation and Proration Procedures” beginning on page 41.

Q:	Have the parties’ financial advisors reviewed the merger?

A:	Yes. Wells Fargo Securities, LLC reviewed the merger and has issued an opinion as to the fairness to Umpqua shareholders. Hovde Financial LLC reviewed the merger and has issued an opinion as to the fairness to Centennial shareholders. Both financial advisors delivered written opinions to the respective boards of directors that the merger is fair from a financial point of view. Copies of the fairness opinions are attached as Appendices III and IV to this document.

Q:	What are the tax consequences of the merger?

A:	We have structured the merger so that Umpqua and Centennial and our respective shareholders will not recognize any gain or loss for federal income tax purposes in the merger, except for gain attributable to cash received by Centennial shareholders in exchange for their Centennial common stock or in lieu of fractional shares of Umpqua. See pages 51-53 for a full discussion of the tax consequences of the merger.

Q:	Why are Umpqua and Centennial proposing to merge?

A:	We share a strong belief that community banking should emphasize responsiveness to local markets and the delivery of personalized services to customers. We believe that merging our two banks will not change that commitment, but, rather, will result in a stronger organization, permitting the combined bank to provide additional services and products to its customers and make larger loans to its borrowers. The merger will also make available to all customers of Centennial Bank the retail securities investment products from Strand, Atkinson, Williams & York, Umpqua’s investment brokerage subsidiary.

We believe the merger will enhance shareholder value by allowing the combined organization to increase revenues and earnings while capitalizing on a more efficient cost structure.

We also believe the merger will afford all shareholders the benefit of increased liquidity in trading their shares and will provide an increased market value to Centennial shareholders for their existing shares.

Q:	When do you expect the merger to be completed?

A:	We are working to complete the merger as quickly as possible and we anticipate the merger will be completed in November 2002. Because the merger is subject to shareholder and regulatory approval and other factors beyond our control, we cannot predict with accuracy the exact timing for completing the merger.

Q:	Who will manage the combined company?

A:	Following the merger, the Umpqua board of directors will consist of 13 directors, four of whom will be selected from among the current Centennial or Centennial Bank directors. Seven of the current Umpqua directors will continue to serve following the merger. The four Centennial and seven Umpqua directors will collectively choose two new directors from the Portland metropolitan area as soon as practicable after the effective date of the merger. The Umpqua Bank board will be the same as the Umpqua board.

Raymond P. Davis, President and Chief Executive Officer of Umpqua, will continue in that position with the combined company and will become Chief Executive Officer of Umpqua Bank. William A. Haden, President and Chief Executive Officer of Umpqua Bank, will serve the combined bank as a regional president. Umpqua Bank has hired David M. Edson to be regional president for the greater Portland area. Mr. Edson most recently served as President of Bank of America, Idaho from 1996 to 2000. Ted Winnowski, President and Chief Executive Officer of Centennial and Centennial Bank, had previously announced his intention to retire at the end of this year. He has agreed to assist with the integration of the two banks following the merger before departing. Certain other senior officers of Centennial are expected to remain with the combined company.

Questions and Answers About the Special Meetings

Q:	What vote is required to approve the merger agreement?

A:	The merger agreement will be approved if the holders of a majority of the shares of Centennial and Umpqua outstanding on the record date vote in favor of the merger agreement. Accordingly, a failure to vote or an abstention will have the same effect as a vote against the merger agreement.

Q.	Are there dissenters appraisal rights?

A.	No. Under Oregon law, shareholders do not have the right to exercise appraisal rights. If the merger is approved, Centennial shareholders who voted against the merger agreement will be treated the same as other Centennial shareholders.

Q:	Have Centennial’s and Umpqua’s boards of directors approved the merger?

A.	Yes. The board of directors of each of the companies has unanimously adopted the merger agreement and recommended that their respective shareholders approve the agreement.

Q:	What do I need to do now?

A:	First, carefully read this document in its entirety. Then, vote your shares by one of the following methods:

•	Mark, sign, date and return your proxy card in the enclosed return envelope as soon as possible;

•	Call the toll-free number on the proxy card, enter the control number on your proxy card, and follow the directions provided;

•	Go to the website listed on the proxy card, enter the control number on your proxy card, and follow the instructions provided; or

•	Attend the special meeting and submit a properly executed proxy or ballot. If a broker holds your shares in “street name,” you will need to get a proxy from your broker to vote in person at the meeting.

Q:	Can I change my vote after I have mailed my signed proxy card or voted by telephone or electronically?

A:	Yes. If you have not voted through your broker, you can change your vote at any time before your shares are voted at the special meeting. You can do this by:

•	calling the toll free number on the proxy card and following the instructions provided;

•	going to the website listed on the proxy card and following the instructions provided;

•	submitting a properly executed proxy on a later date;

•	notifying Centennial’s or Umpqua’s corporate Secretary, as the case may be, in writing of the revocation of your proxy; or

•	voting in person at the special meeting, but simply attending the meeting will not, of itself, revoke a proxy.

Q:	If my shares are held in “street name” by my broker, will my broker vote my shares for me?

A:	No. If your shares are held by your broker (or other nominee), you should receive this document and an instruction card from your broker. Your broker will vote your shares only if you provide instructions on how to vote. If you do not tell your broker how to vote, your broker cannot vote your shares. This will have the same effect as a vote against the merger.

Q:	Should I send in my stock certificates at this time?

A:	No, please do not send in your certificates with your proxy card. Within a few days, Centennial shareholders will receive an election form, which will permit them to elect to receive cash or Umpqua stock, or a combination of cash and stock, for their Centennial shares. At that time you will also be asked to submit your Centennial stock certificates. Do not send in your certificates until you receive instructions to do so. If you do not know where your stock certificates are located, you may want to find them now so you do not experience delays in making your election or receiving your merger consideration. If you have lost or misplaced your Centennial shares, contact our stock transfer agent, Mellon Shareholder Services LLC, at PO Box 3315, South Hackensack, NJ, 07606, or call Mellon at (800) 522-6645. If your Centennial shares are held by your broker in street name, the broker will submit your shares at your direction. Umpqua shareholders will continue to hold their current shares unaffected by the merger.

Q:	Where do I get more information?

A:	If you have questions about the merger or submitting your proxy, or if you need additional copies of this document or proxy card or any documents incorporated by reference, you should contact one of the following:

Daniel A. Sullivan, Executive Vice President	Neal T. McLaughlin, Executive Vice President
and Chief Financial Officer	and Chief Financial Officer
Umpqua Holdings Corporation 200 Market Street, Suite 1900 Portland, OR 97201 (503) 546-2492 (voice) (503) 546-2498 (fax) dansullivan@umpquabank.com	Centennial Bancorp One SW Columbia Street, Suite 900 Portland, OR 97258 (503) 973-5556 (voice) (503) 973-5557 (fax) nmclaughlin@centennialbank.com

RISK FACTORS

      Completion of the merger represents an investment by Centennial shareholders in Umpqua’s common stock and an investment by Umpqua in Centennial’s assets and liabilities, each of which will subject the respective investor to various risks. You should carefully consider the following risk factors as well as other information contained in this document and in Umpqua’s and Centennial’s filings with the SEC, before deciding how to vote on the merger.

The integration of the banking operations may not be completed smoothly, which could result in the loss of customers.

      At the time of the merger, Centennial’s banking subsidiary will merge with Umpqua Bank and operate under the “Umpqua Bank” name. Centennial banking customers are accustomed to traditional community bank branch facilities and services. Umpqua Bank has transformed itself from a traditional community bank into a community-oriented financial services retailer. In implementing this strategy, Umpqua has remodeled many of its banking branches to resemble retail stores that include distinct physical areas or boutiques such as a “serious about service center,” an “investment opportunity center” and “a computer café.” Over a period of months following the merger, Umpqua intends to remodel and convert select Centennial locations. Such a conversion would disrupt banking activities during the remodeling period and present a new look and feel to the banking services and products being offered. There is a risk that some of the existing Centennial banking customers will not stay with Umpqua Bank during the remodeling period or after the conversion is completed, and that some of Centennial’s existing business customers may not react favorably to Umpqua’s retail delivery system. Further, there may be delays in completing the conversion, which could cause additional confusion and disruption in the business of those branches.

Umpqua is pursuing an aggressive growth strategy, which may place heavy demands on its management resources.

      Umpqua is a dynamic organization that is one of the faster-growing community financial services organizations in the United States. Umpqua Bank merged with Valley of the Rogue Bank in December 2000 and, in a series of transactions effective December 2001, acquired IFN Bank/ Security Bank, Pacific State Bank, Family Security Bank, Lincoln Security Bank, McKenzie State Bank, Oregon State Bank and Linn-Benton Bank. From time to time, Umpqua has also explored other merger and acquisition opportunities and expects to continue to do so. We expect that a substantial amount of its management’s attention and effort will need to be directed at deriving the benefits and efficiencies expected from the merger with Centennial. If Umpqua were to pursue its growth strategy too aggressively, or if factors beyond the control of Umpqua’s management were to divert attention away from its integration plans, management may become over-taxed and Umpqua might be unable to realize some or all of the anticipated benefits. Moreover, the combined company will be dependent on the efforts of key management personnel to achieve the integration of the merger and any other acquisitions the company undertakes. The loss of one or more key persons could have a material adverse effect upon the company’s ability to achieve the anticipated benefits.

The restructuring and integration costs could exceed estimates.

      The companies and banks estimate that they will incur approximately $10.7 million in restructuring costs and related expenses by the time the merger is consummated and operations are fully integrated. These costs include investment banking, accounting and legal fees in connection with the merger, as well as severance or change-of-control payments under employment contracts and severance payments to employees whose positions may be eliminated. Additional costs include system integration, store remodeling, training of personnel and disposal of duplicative equipment. The majority of these costs will be included in the cost of the acquisition; however, approximately $2 million is expected to be expenses of our combined operations after the merger and incurred during the fourth quarter of 2002 and the first two quarters of 2003. The actual costs could exceed these estimates and unanticipated costs and charges may arise.

Expected consolidation savings may not materialize.

      Umpqua anticipates that, as a result of the merger, various cost savings will accrue to the combined organization by eliminating duplicate positions and outside services including accounting, legal, regulatory compliance, marketing and data processing. There is a risk that Umpqua will not be able to realize the cost savings in the amount or within the time anticipated.

Centennial management may be viewed as having a conflict of interest in recommending or supporting the merger.

      As a consequence of the merger, Centennial and Centennial Bank executive officers and directors may be deemed to have interests different from, or in conflict with, the interests of Centennial shareholders. Ted Winnowski, President and Chief Executive Officer of Centennial, and seven other executive officers have agreements that provide for certain benefits upon a change-in-control. The aggregate amount of potential severance and change-in-control payments is approximately $2.1 million. In addition, Umpqua and Mr. Winnowski entered into an employment agreement to be effective after the merger. Further, Centennial’s Compensation Committee accelerated the unvested options held by non-employee directors of Centennial and Centennial Bank in connection with their entering into agreements not to compete with Umpqua for two years following the merger. See “The Merger — Interests of Certain Persons in the Merger” and “— Commitments of Directors” on pages 49-51.

      This document and the information incorporated by reference into this document include forward-looking statements containing assumptions and estimates of Umpqua’s and Centennial’s respective managements, regarding their respective companies, based upon currently available information. Other than statements of historical fact, all statements included in this document or incorporated by reference into this document regarding either Umpqua’s or Centennial’s financial position, business strategies, and management plans and objectives for future operations, are forward-looking statements. The words “anticipate,” “expect,” “believe,” “estimate,” and “intend,” and words or phrases of similar meaning, as they relate to Umpqua or Centennial, are intended in part to help identify forward-looking statements. Please note, however, that many forward-looking statements may not be identified by such language. Although Umpqua and Centennial believe that the expectations reflected in such forward-looking statements are reasonable, they can give no assurance that those expectations will prove correct. Because future events are inherently difficult to predict, because various risks and uncertainties may impede the performance of any of the companies or banks, or require them to change strategies, and because some or all of the underlying assumptions may prove incorrect, actual results may vary materially and adversely from those expectations and intentions. Umpqua and Centennial do not intend to update these forward-looking statements. You should consider any written or oral forward-looking statements in light of this explanation, and we caution you not to rely on forward-looking statements. You should also carefully consider the risk factors contained in this document in the section entitled “Risk Factors” beginning on page 9.

      As used in this document, the word “Umpqua” refers to “Umpqua Holdings Corporation,” and “Centennial” refers to “Centennial Bancorp.” The word “company” refers to Umpqua or Centennial, as the case may be, and “bank” refers to their subsidiaries, Umpqua Bank and Centennial Bank, respectively. As used in this document, the words “we,” “us” and “our” refer to Umpqua or Centennial, as the case may be, and their respective boards of directors and management. The words “you” and “your” refer to you, the shareholders of Umpqua or Centennial, as the case may be and the context may dictate.

SELECTED FINANCIAL DATA (UNAUDITED)

      The following tables present selected unaudited consolidated financial data for Umpqua and Centennial and selected pro forma combined financial data for the combined company after giving effect to the merger. Umpqua and Centennial derived the information for the years ended December 31, 1997 through December 31, 2001, from their historical audited consolidated financial statements for these years. The information for the six months ended June 30, 2002 and 2001, and as of June 30, 2002 and 2001, is derived from Umpqua’s and Centennial’s unaudited financial statements. This information is only a summary and you should read it together with Umpqua’s and Centennial’s consolidated financial statements and notes thereto contained in Umpqua’s and Centennial’s respective 2001 Annual Reports on Form 10-K, which have been incorporated by reference into this document. The data in the following tables is qualified in its entirety by reference to those financial statements. The pro forma income statement items have been prepared assuming the merger occurred at the beginning of the first period presented. The pro forma income statement items and related per share amounts do not include anticipated revenue enhancements, operating cost savings or the after-tax impact of merger-related costs expected as a result of the merger. The pro forma balance sheet items give effect to the merger as if it occurred at June 30, 2002, and include adjustments to reflect the after-tax impact of merger-related costs. In the opinion of management, the information in the following tables includes all necessary adjustments (which are of a normal and recurring nature) for the fair presentation of the results of the periods presented. The information is presented for illustrative purposes only and is not necessarily indicative of the financial position or results of operations that would have been reported had the merger occurred as of such dates, nor is it necessarily indicative of future financial position or results of operations. See “Unaudited Pro Forma Condensed Combined Financial Statements” beginning on page 55 for further information and for the assumptions used in preparing the pro forma statements.

Umpqua Historical

	Six Months Ended
	June 30,		Year Ended December 31,

	2002	2001	2001	2000	1999	1998	1997

	(Dollars in thousands except share data)
Operating Results
Interest income	$46,214	$43,745	$88,038	$82,068	$68,268	$64,681	$52,588
Interest expense	11,123	17,606	32,409	31,362	22,958	23,400	18,892

Net interest income	35,091	26,139	55,629	50,706	45,310	41,281	33,696
Provision for loan and lease losses	1,604	823	3,190	1,936	1,862	2,132	1,075
Noninterest income	12,481	10,959	23,398	17,469	11,551	10,521	8,596
Noninterest expense	31,326	26,963	60,866	48,066	36,850	36,844	27,050

Income before income taxes	14,642	9,312	14,971	18,173	18,149	12,826	14,167
Provision for income taxes	5,399	3,449	6,406	6,938	6,433	5,373	4,684
(Income) loss to minority interest	—	—	(15)	(126)	60	35	30

Net income	$9,243	$5,863	$8,550	$11,109	$11,776	$7,488	$9,513

Per Share Data
Basic earnings per common share	$0.46	$0.31	$0.46	$0.59	$0.62	$0.40	$0.60
Diluted earnings per common share	$0.46	$0.31	$0.45	$0.59	$0.61	$0.39	$0.59
Dividends declared per common share	$0.08	$0.06	$0.16	$0.24	$0.23	$0.18	$0.14
Ratio of dividends declared to net income	17.41%	19.68%	29.53%	31.38%	35.38%	45.66%	25.28%
Financial Ratios
Return on average equity	13.24%	10.28%	7.22%	10.67%	11.81%	8.29%	12.95%
Return on average assets	1.31%	1.01%	0.70%	1.03%	1.23%	0.92%	1.36%
Efficiency ratio	61.74%	71.39%	75.72%	69.22%	63.52%	71.12%	63.11%
Net interest margin	5.65%	5.07%	5.13%	5.30%	5.42%	5.54%	5.60%
Balance Sheet Data at Period End
Loans and leases	$1,051,008	$840,381	$1,016,142	$752,010	$635,601	$516,033	$412,746
Allowance for loan and lease losses	$14,698	$10,467	$13,221	$9,838	$9,618	$8,497	$5,350
Allowance as percentage of loans and leases	1.40%	1.25%	1.30%	1.31%	1.51%	1.65%	1.30%
Total assets	$1,489,711	$1,230,348	$1,428,711	$1,159,150	$1,014,070	$902,671	$733,886
Total deposits	$1,278,086	$1,048,175	$1,204,893	$993,577	$841,266	$756,114	$608,095
Total shareholders’ equity	$145,377	$117,950	$135,301	$111,486	$99,044	$100,414	$80,256
Weighted average shares — basic	20,001,545	18,894,000	18,781,813	18,713,018	18,949,781	18,720,000	15,855,000
Weighted average shares — diluted	20,251,045	19,072,000	19,006,349	18,898,899	19,167,037	19,200,000	16,123,729

Centennial Historical

	Six Months Ended
	June 30,		Year Ended December 31,

	2002	2001	2001	2000	1999	1998	1997

	(Dollars in thousands except share data)
Operating Results
Interest income	$28,489	$38,535	$72,577	$78,635	$58,468	$49,849	$40,104
Interest expense	6,879	14,567	23,904	28,981	17,868	15,837	13,566

Net interest income	21,610	23,968	48,673	49,654	40,600	34,012	26,538
Provision for loan losses	3,750	1,925	3,950	3,800	2,300	1,500	1,250
Noninterest income	3,277	2,948	6,180	3,767	3,527	4,184	3,195
Noninterest expense	13,418	14,010	27,949	26,715	22,801	19,349	14,851

Income before income taxes	7,719	10,981	22,954	22,906	19,026	17,347	13,632
Provision for income taxes	2,960	4,157	8,748	8,703	6,919	5,912	4,329

Net income	$4,759	$6,824	$14,206	$14,203	$12,107	$11,435	$9,303

Per Share Data
Basic earnings per common share	$0.19	$0.27	$0.56	$0.57	$0.48	$0.46	$0.38
Diluted earnings per common share	$0.19	$0.26	$0.55	$0.55	$0.47	$0.44	$0.36
Cash dividends declared per common share	$0.08	$—	$0.08	$—	$—	$—	$—
Ratio of cash dividends declared to net income	41.68%	0.00%	14.18%	0.00%	0.00%	0.00%	0.00%
Financial Ratios
Return on average equity	9.57%	14.66%	14.72%	17.15%	17.43%	20.16%	20.25%
Return on average assets	1.17%	1.63%	1.69%	1.77%	1.91%	2.18%	2.12%
Efficiency ratio	53.39%	51.63%	50.52%	49.30%	50.80%	49.50%	48.22%
Net interest margin	5.82%	6.22%	6.37%	6.84%	7.15%	7.22%	6.92%
Balance Sheet Data at Period End
Loans	$611,734	$656,647	$653,827	$702,880	$593,672	$420,975	$335,040
Allowance for loan losses	$12,226	$10,211	$10,506	$9,150	$6,165	$4,451	$3,349
Allowance as percentage of loans	2.00%	1.56%	1.61%	1.30%	1.04%	1.06%	1.00%
Total assets	$820,522	$853,500	$814,615	$852,975	$726,738	$572,050	$492,573
Total deposits	$698,043	$741,991	$693,120	$696,494	$573,041	$483,866	$419,282
Total shareholders’ equity	$100,473	$97,537	$99,173	$90,183	$74,329	$63,717	$51,810
Weighted average shares — basic	24,796,345	25,269,726	25,175,330	25,118,721	24,963,356	24,743,752	24,519,320
Weighted average shares — diluted	25,308,822	25,843,952	25,716,723	25,695,489	25,767,660	25,877,602	25,618,948

Pro Forma Combined

	Six Months
	Ended June 30,		Year Ended
			December 31,
	2002	2001	2001

	(Dollars in thousands except share data)
Operating Results
Interest income	$74,452	$82,030	$160,116
Interest expense	20,362	34,533	61,033

Net interest income	54,090	47,497	99,083
Provision for loan and lease losses	5,354	2,748	7,140
Noninterest income	15,758	13,908	29,578
Noninterest expense	45,215	41,445	89,757

Income before income taxes	19,279	17,212	31,764
Provision for income taxes	7,149	6,396	12,734
Income to minority interest	—	—	(15)

Net income	$12,130	$10,816	$19,015

Per Share Data
Basic earnings per common share	$0.42	$0.39	$0.69
Diluted earnings per common share	$0.42	$0.39	$0.68
Financial Ratios
Efficiency ratio	63.87%	66.53%	68.79%
Net interest margin	5.45%	5.27%	5.36%
Balance Sheet Data at June 30, 2002
Loans and leases	$1,664,242
Allowance for loan and lease losses	$26,924
Allowance as percentage of loans and leases	1.62%
Total assets	$2,425,172
Total deposits	$1,976,129
Total shareholders’ equity	$283,109

SELECTED UNAUDITED COMPARATIVE PER SHARE DATA

      The table below presents:

•	the closing price per share for Umpqua and Centennial common stock as reported by the Nasdaq National Market SystemTM on July 22, 2002, the last full trading day prior to the public announcement of the merger, and as of September 25, 2002, the most recent practicable trading date prior to the printing of this document, together with the pro forma equivalent market value of Centennial shares after giving effect to the merger.

•	the historical earnings, book value and cash dividends per share as of June 30, 2002 and the six months then ended, and as of December 31, 2001 and the year then ended, for Umpqua and Centennial, together with the pro forma amounts for Umpqua and the pro forma equivalent amounts for Centennial after giving effect to the merger on a purchase accounting basis as if the shareholder had elected to convert all his or her Centennial shares into Umpqua shares. It should be noted that only approximately 66% of all Centennial shares are expected to be converted into Umpqua shares.

      The pro forma equivalent per share data for Centennial is calculated by multiplying the pro forma combined per share data for Umpqua by 0.5343, the anticipated exchange ratio with respect to an estimated 66% of Centennial shares converted into Umpqua shares in the merger. Approximately 34% of Centennial shares will be converted into the right to receive $9.35 cash per share. This data should be read in conjunction with the financial statements and other financial and pro forma financial information included elsewhere in this document. The pro forma data are not necessarily indicative of future operating results or the financial position that will occur upon consummation of the merger.

			Centennial
	Umpqua
				Pro
		Pro Forma		Forma
	Historical	Combined	Historical	Equivalent

Market value per share at July 22, 2002	$15.63	N/A	$7.00	$8.35
Market value per share at September 25, 2002	$16.90	N/A	$8.97	$9.03
Diluted earnings per share:
Six months ended June 30, 2002	$0.46	$0.42	$0.19	$0.22
Year ended December 31, 2001	$0.45	$0.68	$0.55	$0.36
Book value per share at:
June 30, 2002	$7.23	$9.88	$4.08	$5.28
December 31, 2001	$6.78	$9.58	$3.99	$5.12
Cash dividends per share declared:
Six months ended June 30, 2002	$0.08	$0.08	$0.08	$0.04
Year ended December 31, 2001	$0.16	$0.16	$0.08	$0.09

STOCK PRICE AND DIVIDEND INFORMATION

Umpqua

      Umpqua common stock is traded on the Nasdaq National Market SystemTM under the symbol “UMPQ.” The common stock is registered under the Securities Exchange Act of 1934 and is eligible to be held in margin accounts. The following table lists the high and low sales prices, as reported by the Nasdaq National Market SystemTM, and cash dividends declared for each period beginning with January 1, 2000. Prices do not include retail mark-ups, mark-downs or commissions. On September 15, 2002, Umpqua common stock was held of record by approximately 1,637 shareholders, a number that does not include beneficial owners who hold shares in “street name.” As of September 25, 2002, the most recent date prior to the printing of this document, the last sales price of Umpqua common stock was $16.90 per share.

	2002			2001			2000

	Market Price		Cash	Market Price		Cash	Market Price		Cash
			Dividends			Dividends			Dividends
	High	Low	Declared	High	Low	Declared	High	Low	Declared

1st quarter	$16.17	$11.84	$0.04	$10.12	$8.04	$0.04	$9.61	$5.32	$0.04
2nd quarter	$18.48	$14.48	$0.04	$13.64	$9.12	$0.04	$8.70	$6.53	$0.04
3rd quarter (through September 25, 2002)	$18.68	$14.26	$0.04	$14.44	$10.73	$0.04	$8.38	$7.17	$0.04
4th quarter	N/A	N/A	N/A	$13.84	$11.95	$0.04	$8.34	$7.08	$0.04

      Dividend Restrictions and Policy. Under the Oregon Bank Act and the Federal Deposit Insurance Act, Umpqua Bank is subject to restrictions on the payment of cash dividends to Umpqua. A bank may not pay cash dividends if that payment would reduce the amount of its capital below that necessary to meet minimum applicable regulatory capital requirements. In addition, the amount of the dividend may not be greater than its net unreserved retained earnings, after first deducting, to the extent not already charged against earnings or reflected in a reserve, all bad debts, which are debts on which interest is unpaid and past due at least six months; all other assets charged off as required by the Director of the Oregon Department of Consumer and Business Services or state or federal examiner; and all accrued expenses, interest and taxes. Regulatory authorities are authorized to suspend or prohibit banks and bank holding companies from paying dividends that would cause the banks or holding companies to be undercapitalized for safe and sound operations. Umpqua is not currently subject to any regulatory restrictions on dividends other than those noted above.

      The board of directors’ dividend policy is to review Umpqua’s financial performance, capital adequacy, regulatory compliance and cash resources on a quarterly basis, and, if such review is favorable, to declare and pay a cash dividend to shareholders. Although Umpqua expects to continue to pay cash dividends, future dividends are subject to these limitations and to the discretion of the board.

      Umpqua Dividend Reinvestment Plan. Umpqua maintains a dividend reinvestment plan under which shareholders who elect to participate receive shares of common stock in lieu of cash dividends. Cash dividends otherwise payable to participating shareholders are used to purchase shares of Umpqua common stock in the open market by a registered broker-dealer acting as agent for plan participants.

      Expenses incurred in acquiring shares for the plan, including brokerage commissions, are charged to the participating shareholders on a pro rata basis. Participants may also be assessed an administrative charge for transactions, including enrolling in or withdrawing from the plan, and withdrawal of shares from the plan. As trading activity in Umpqua’s common stock has historically been limited, the broker-dealer is permitted to acquire shares over a 30-day period. Participating shareholders receive quarterly statements of their accounts, but do not receive certificates for shares acquired under the plan unless requested. Umpqua Bank serves as the plan administrator.

Centennial

      The common stock of Centennial is traded on the Nasdaq National Market SystemTM under the symbol “CEBC.” Centennial’s common stock is registered under the Securities Exchange Act of 1934 and is eligible to be held in margin accounts. The following table lists the high and low sales prices, as reported by the Nasdaq National Market SystemTM and as adjusted for subsequent stock splits, and cash dividends declared for each period beginning with January 1, 2000. Prices do not include retail mark-ups, mark-downs or commissions. On September 15, 2002, Centennial common stock was held of record by approximately 1,148 shareholders, a number that does not include beneficial owners who hold shares in

“street name.” As of September 25, 2002, the most recent date prior to the printing of this document, the last sales price of Centennial common stock was $8.97 per share.

	2002			2001			2000

	Market Price		Cash	Market Price		Cash	Market Price		Cash
			Dividends			Dividends			Dividends
	High	Low	Declared	High	Low	Declared	High	Low	Declared

1st quarter	$8.46	$6.82	$0.04	$7.93	$5.88	$—	$10.37	$6.11	$—
2nd quarter	$8.03	$6.92	$0.04	$8.21	$6.21	$—	$8.02	$4.71	$—
3rd quarter (through September 25, 2002)	$9.40	$6.96	$0.04	$8.70	$6.43	$0.05	$6.75	$4.44	$—
4th quarter	N/A	N/A	N/A	$7.42	$6.34	$0.03	$7.97	$4.66	$—

BACKGROUND OF AND REASONS FOR THE MERGER

      Umpqua was incorporated in 1998 to be the holding company for Umpqua Bank, which was founded in Canyonville, Oregon in 1953. Umpqua’s early growth was accomplished by opening branches in Douglas County. Its growth accelerated in 1994 when it focused its efforts on being a financial services retailer, opening four new branches in Eugene and more recently two branches in Salem and one in Portland, Oregon. In late 2000, Umpqua completed a merger of equals with VRB Bancorp, expanding Umpqua’s presence in southern Oregon with 13 new stores in the Ashland, Medford and Grants Pass areas. In late 2001, Umpqua acquired Linn-Benton Bank, Independent Financial Network, Inc. (and its group of four community banks), McKenzie State Bank and Oregon State Bank, which added a total of 15 stores and expanded Umpqua’s market to include Linn and Benton counties in the Willamette Valley and the central and southern Oregon coast. In 1999 Umpqua acquired Strand Atkinson Williams & York, Inc., a retail brokerage firm with three offices, and in 2000 acquired and merged the operations of Adams Hess, Moore & Co. and its three offices into Strand Atkinson.

      Centennial was organized under the name Valley West Bancorp in 1981 to become a bank holding company. In 1982, Centennial Bank (which was formed in 1974) merged into Valley State Bank (which was formed in 1977). Both banks were Oregon state-chartered banks. In connection with the merger in 1982, Valley State Bank changed its name to Centennial Bank. Immediately following the merger, Valley West Bancorp acquired all of the common stock of Centennial Bank. In 1990, Valley West Bancorp changed its name to Centennial Bancorp. Until 1999, Centennial and Centennial Bank were headquartered in Eugene, Oregon. Since then, they have been headquartered in Portland, Oregon.

      Umpqua and Centennial share a tradition of community involvement and highly personalized services. Each institution has been successful in retaining its community banking focus while pursuing a growth strategy founded on progressive expansion of its geographic market through branch acquisitions or new branches in areas contiguous to its existing market area or in areas where expansion opportunities were consistent with the overall operating and strategic plan.

      While representatives of Centennial and Umpqua have had casual conversations from time to time about each other’s strategic direction, no substantive discussions were held until May 2002.

      The April 24, 2002 announcement that Centennial President and Chief Executive Officer, Ted Winnowski, was intending to retire at the end of 2002 prompted representatives of Wells Fargo Securities to meet with Umpqua representatives to consider a proposal to acquire Centennial. Through the end of April and the first few days of May, Wells Fargo Securities and Umpqua developed a pricing model serving as a framework for a proposal. During this period, they spoke several times with Mr. Winnowski about the proposed transaction. On May 10, 2002, Wells Fargo Securities representatives met with Centennial senior management and presented a preliminary proposal for pricing a potential acquisition. On May 14, 2002, Umpqua President and Chief Executive Officer, Ray Davis, confirmed with Mr. Winnowski the parameters of the proposal subject to confirmation of assumptions and a due diligence review. Representatives of Wells Fargo Securities presented a preliminary proposal to the Centennial board of directors at its May 15, 2002 meeting. On June 7, 2002, Mr. Davis and representatives of Wells Fargo Securities met with the Centennial board of directors to outline a proposed transaction. On June 10, 2002, the parties signed confidentiality agreements and continued with selective due diligence. At its June 19 meeting, the Centennial board authorized continued negotiations with Umpqua and authorized Centennial’s management to proceed with full due diligence. Based upon preliminary information, representatives of Umpqua and Wells Fargo Securities met on June 26 and 28, 2002, with Centennial and Centennial Bank directors to discuss the merger proposal. Upon completion of due diligence by both parties, the principals tentatively settled on the exchange ratio and final structural issues including termination events, the “lockup” stock option arrangement, board composition, operating covenants and closing conditions.

      The Centennial board of directors met on July 17, 2002 with Centennial’s legal counsel and Hovde Financial LLC, its financial advisor, to discuss the terms of the proposed merger agreement, the status of due diligence, and to receive a detailed analysis and recommendation from the financial advisor. At a special board meeting on July 22, 2002, the Centennial board of directors met to consider the final draft of the proposed merger agreement and related documents. The directors received and considered a fairness opinion from Hovde Financial LLC and were briefed by counsel to Centennial as to the proposed terms and conditions of the merger. The board asked questions of, and received answers from, Centennial’s financial and legal advisors and outside audit firm, and considered the factors they deemed relevant to the proposal before voting unanimously to approve the transaction and forward the merger to Centennial shareholders with a recommendation that the shareholders approve the merger agreement.

      At a special meeting on July 17, 2002, the Umpqua board of directors considered the then-current draft of the proposed merger agreement. The directors received and considered a detailed analysis and fairness opinion from Umpqua’s financial advisor, Wells Fargo Securities, and were briefed by counsel as to the proposed terms and conditions of the merger. The board asked questions of, and received answers from, Umpqua’s financial and legal advisors and considered the factors they deemed relevant to the proposal before voting to unanimously approve the transaction and forward the merger to Umpqua shareholders with a recommendation that the shareholders approve the merger agreement.

Reasons for the Merger — General

      Umpqua and Centennial share a common community banking philosophy that emphasizes responsiveness to local markets and the delivery of personalized services. The companies intend that the merger will not alter this community banking focus, but will enhance the services to customers. Centennial customers will have access to a wider variety of business and personal banking products and services as well as investment services offered by Umpqua’s retail brokerage subsidiary, Strand Atkinson, Williams & York. The merger will enhance Umpqua’s commercial banking services and its small business banking and mortgage lending divisions. The parties’ geographic markets are complementary. Umpqua’s primary market is along the Interstate 5 corridor from Ashland to Portland, Oregon. Centennial’s primary market area is the Interstate 5 corridor from Eugene, Oregon, to Vancouver, Washington.

      The merger is expected to provide increased efficiencies and other cost savings, particularly in data processing and other administrative operations. The larger size of the combined company also will enable it to acquire and utilize technology and human resources more efficiently than could either of the existing companies independently. Further, the increased capital of the combined bank will permit larger loans to existing and new customers. The merger is also expected to increase the management depth of the combined company and its banking subsidiary, enhancing its competitive ability.

      The merger will significantly increase the number of Umpqua shareholders and shares outstanding and, therefore, can be expected to result in a broader public market for Umpqua’s common stock. This, together with an increase in the combined company’s market capitalization, is expected to provide a greater market interest in, and liquidity for, shareholder investments.

      Umpqua’s and Centennial’s board of directors each believes, for the above reasons as well as the reasons set forth below, that the merger would be in the best interest of their respective shareholders.

Reason for the Merger — Umpqua

      At its meeting on July 17, 2002, the Umpqua board of directors determined the merger would accelerate its business strategy of providing banking services throughout western Oregon. After the merger, the combined company will be the largest community bank in Oregon, thereby potentially providing customers and shareholders with certain advantages of both a community banking organization and a larger, regional banking organization.

      The Umpqua board of directors determined that the merger would best advance Umpqua’s strategic plan because the combination of financially strong institutions with complementary products and market areas would create a stronger institution with greater size, flexibility, breadth of services, efficiency and profitability than Umpqua possesses on a stand-alone basis. The Umpqua board of directors believes that each institution is well managed and possesses management philosophies and a strategic focus that are compatible to those of the other.

      The Umpqua board of directors determined that the merger was fair to and in the best interest of Umpqua and its shareholders. In reaching this determination, the Umpqua board of directors consulted with Umpqua’s management as well as its financial, accounting and legal advisors and considered the following:

•	The effectiveness of the merger in implementing and accelerating Umpqua’s growth strategy. The board reviewed the markets served by Centennial and recognized in the merger the ability for Umpqua to significantly enhance its position in the Eugene, Salem and Portland metropolitan area markets and expand into Vancouver, Washington where it does not have any stores.

•	A presentation by management of management’s due diligence review of Centennial, including the business, operations, earnings, asset quality, financial condition, and corporate culture of Centennial on a historical, prospective, and pro forma basis. These reviews generally found Centennial to be financially sound, well capitalized and well managed.

•	The product compatibility, the compatibility of corporate goals and the respective contributions the parties would bring to a combined institution. The board noted the similar community banking philosophies of the management and employees of both institutions.

•	The enhanced opportunities for acquisition and growth that the merger makes possible as a result of the greater capitalization of the combined company and the anticipated enhanced liquidity in the market for its stock.

•	The expanded opportunities for revenue enhancement and synergies that are expected to result from the merger. The board assessed possible synergies and recognized that the combined organization could reduce aggregate expenses that Umpqua and Centennial incur in areas such as salaries and benefits, occupancy expense, professional and outside service fees, and communications expense.

•	The terms of the merger, the Umpqua Stock Option Agreement and other documents executed in connection with the merger. The board viewed the Umpqua Stock Option Agreement and the agreement of Centennial’s board of directors to support the merger as indications that the merger would likely be consummated.

•	The opinion of Wells Fargo Securities, discussed in this document beginning on page 21, that as of July 17, 2002, the consideration to be paid to Centennial shareholders in the merger was fair, from a financial point of view, to the holders of Umpqua common stock. The board considered the factors discussed in Wells Fargo Securities’ analysis but did not assign or consider any specific weighting to those factors.

•	The tax effects of the merger. The board considered that the merger would qualify as a tax-free corporate reorganization and therefore be entitled to favorable tax treatment for the parties to the merger and shareholders receiving Umpqua common stock.

      The Umpqua board of directors did not assign any specific or relative weight to the information it reviewed in the course of its consideration. Umpqua currently expects that the merger will result in pre-tax cost savings and revenue enhancements of $5.7 million per year.

Reasons for the Merger — Centennial

      At its meeting held on July 22, 2002, Centennial’s board of directors approved the merger agreement and recommended approval of the merger agreement by Centennial shareholders. The board of directors believes that the merger enhances shareholder value by expanding Centennial’s business geographically while retaining the service strategies that are unique to community banking. The Centennial board believes that Umpqua is an innovative financial services company that has goals and philosophies similar to Centennial’s and has demonstrated a history of strong growth and quality customer service.

      In making the determination and recommendation to approve the merger, the board considered a number of additional factors including, without limitation, the following:

      Terms of the Merger. The terms of the merger, including the exchange ratio, the Umpqua Stock Option Agreement and various other documents related to the merger.

      Due Diligence. The due diligence review of Umpqua’s business, operations, financial condition, asset quality and corporate culture. These reviews generally found Umpqua to be well operated, well capitalized and financially sound, and the board believed these characteristics would support continued enhancement of shareholder value.

      Combined Strength. The potential performance of the combined company on a prospective and pro forma basis, as well as the prospective performance of Centennial if it were to continue as an independent entity. The board assessed these factors and determined that shareholders could realize significant value from the merger and that the combined company would create greater value than a continuation of Centennial’s independence.

      Other Strategies. In addition to considering the alternative of having Centennial remain an independent entity, the board considered the results of discussions Centennial has had over the past few years with numerous other institutions regarding possible Centennial combinations with such institutions. The board concluded that the merger with Umpqua is the best available alternative.

      Geographic Expansion. The complementary geographic market areas served by Umpqua. While Centennial’s primary market areas include the Portland, Oregon metropolitan area (including Vancouver, Washington) and Eugene, Oregon, Umpqua has a significant presence on the Oregon coast and in Southern Oregon along Interstate 5. The combined company significantly advances the growth goals of Centennial to develop a franchise selectively along the Interstate 5 corridor from Northern California to the Canadian border.

      Customer Benefit. Consistent customer service focus and expanded product choices and services at more locations, including the ability of the combined bank to make larger loans because of its increased capital. Devotion to building relationships based on personal service and meeting individual client’s unique needs at all levels is a core value at Centennial — and is similarly important to Umpqua.

      Employee Benefit. The combined company may present additional opportunities for employee growth and advancement.

      Representation on Umpqua’s Board of Directors. The board also believed that including Centennial representatives on Umpqua’s board would provide further opportunities to influence Umpqua’s already complementary community banking focus, which would further protect Centennial’s employees and customers.

      Synergies and Efficiency. The cost savings and resulting efficiencies, and the potential for revenue enhancements. The combined organization would eliminate the costs of maintaining separate corporate offices, data processing functions and other holding company and bank expenses that would likely result in improved financial performance.

      Management Succession. The merger would provide a solution to Centennial’s need for a chief executive officer given the announced retirement of Mr. Winnowski, which was to be effective December 31, 2002.

      Premium Price. The historical market prices and recent trading activity of Centennial common stock, including the fact that the implied per share value of the merger represents a premium of 24.3% over the closing price of Centennial stock on July 22, 2002, and a premium of 22.4% over the prior two-month average closing price of Centennial stock.

      Fairness Opinion. The opinion of Hovde Financial LLC that the aggregate merger consideration that would be paid to shareholders of Centennial is fair, from a financial point of view. The fairness opinion is discussed beginning on page 28.

      Increased Market Capitalization. The greater number of shareholders and the increased market capitalization of the combined company, which may result in increased interest in Umpqua stock from institutional investors and market professionals. That, in turn, may result in improved liquidity for shareholders.

      Vision Statement. The merger advances the four components of Centennial’s vision statement: (i) Centennial will be the premier Northwest regional financial institution; (ii) Centennial will be the largest independent bank headquartered in Oregon; (iii) Centennial will be the bank of choice for business; and (iv) Centennial will be the employer of choice.

      The Centennial board did not assign relative weights to the above factors or determine that any factor was of special importance. Rather, the board viewed its position and recommendation as being based on the totality of the information presented to and considered by it. In addition, it is possible that different members of the board assigned different weights to the various factors described above.

Recommendations of Boards of Directors

      The boards of directors of Umpqua and Centennial unanimously recommend that their respective shareholders vote for the approval of the merger agreement.

Opinion of Umpqua’s Financial Advisor

      Umpqua retained Wells Fargo Securities, LLC, pursuant to a letter agreement dated July 17, 2002, to provide financial advisory services and a fairness opinion regarding the proposed transaction with Centennial. Umpqua’s board selected Wells Fargo Securities to act as its financial advisor in connection with the merger on the basis of the firm’s reputation and expertise in transactions such as the merger.

      At the request of the Umpqua board, representatives of Wells Fargo Securities attended the July 17, 2002 meeting at which the board considered and approved the merger. At that meeting, Wells Fargo Securities delivered its oral opinion to the Umpqua board, confirmed by a written opinion (the “Wells Fargo Opinion”) dated as of July 17, 2002, that the consideration to be paid to Centennial shareholders was fair from a financial point of view to Umpqua shareholders. Wells Fargo Securities reconfirmed its opinion in writing as of September 25, 2002.

      The full text of the Wells Fargo Opinion, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken, is attached as Appendix III to this document with the firm’s consent and is incorporated herein by reference. The Wells Fargo Opinion is directed only to the fairness to Umpqua shareholders of the consideration to be paid to Centennial shareholders in the merger and does not constitute a recommendation to any Umpqua shareholder as to how to vote on the merger agreement. This description of the Wells Fargo Opinion is qualified in its entirety by reference to Appendix III. Umpqua shareholders are urged to read the Wells Fargo Opinion in its entirety.

      About Wells Fargo Securities. Wells Fargo Securities, as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. Wells Fargo Securities provides a full range of financial advisory and securities services. In particular, the firm makes a market in the common stock of both Umpqua and Centennial and in the course of its normal trading activities, effects transactions and hold securities, including derivative securities, of Umpqua and Centennial for its own account and for the accounts of customers.

      Scope of Review. In connection with the Wells Fargo Opinion, Wells Fargo Securities reviewed, among other things

•	the merger agreement;

•	certain Umpqua and Centennial filings with the SEC for the years 1998-2002;

•	other communications from Umpqua and Centennial to their respective shareholders;

•	current operations, financial condition and expected future financial performance with the respective management teams of Umpqua and Centennial; and

•	internal financial analyses and forecasts of Umpqua and Centennial prepared by their respective managements, including forecasts of cost savings (the “Synergies”) expected to be achieved as a result of the merger.

      Wells Fargo Securities also held discussions with members of the senior management of Umpqua and Centennial regarding the strategic rationale for, and the potential benefits of, the merger. In addition, Wells Fargo Securities reviewed the reported prices and trading activity for the Umpqua common stock and the Centennial common stock, compared financial and stock market information for Umpqua and Centennial with similar information for other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the commercial banking industry specifically and performed such other studies and analyses as it considered appropriate.

      Assumptions. Wells Fargo Securities assumed and relied upon the accuracy and completeness of all the financial and other information that it reviewed in rendering the Wells Fargo Opinion. In that regard, Wells Fargo Securities assumed, with the Umpqua board’s consent, that the financial forecasts (including, without limitation, the expected Synergies and projected restructuring charges) had been reasonably prepared on a basis reflecting the best currently available judgments and estimates of Umpqua and Centennial, and that such forecasts will be realized in the amounts and at the times contemplated thereby. Wells Fargo Securities is not an expert in the evaluation of loan portfolios for purposes of assessing the adequacy of the allowances for loan losses with respect thereto and assumed, with the Umpqua board’s consent, that such allowances for each of Umpqua and Centennial are in the aggregate adequate to cover all such losses. In addition, Wells Fargo Securities did not review individual credit files nor did it make an independent evaluation or appraisal of the assets and liabilities of Umpqua or Centennial or any of their subsidiaries, and it had not been furnished with any such evaluation or appraisal.

      With Umpqua’s consent, Wells Fargo Securities assumed that the respective allowances for loan losses for both Umpqua and Centennial were adequate on a pro forma basis for the combined company. In addition, Wells Fargo Securities did not conduct any physical inspection of the properties or facilities of Umpqua or Centennial. Wells Fargo Securities is not an accounting firm and it relied, with Umpqua’s consent, on the reports of the independent accountants of Umpqua and Centennial for the accuracy and completeness of the audited financial statements furnished to Wells Fargo Securities.

      The Wells Fargo Opinion was necessarily based upon market, economic and other conditions as they existed on, and could be evaluated as of, the date of the opinion. Wells Fargo Securities assumed, in all respects material to its analysis, that all of the representations and warranties contained in the merger agreement and all related agreements are true and correct, that each party to such agreements will perform all of the covenants required to be performed by such party under such agreements and that the conditions precedent to the merger agreement are not waived. Wells Fargo Securities also assumed that there has been no material change in Umpqua’s and Centennial’s assets, financial condition, results of operations, business or prospects since the date of the last financial statements made available to it, that Umpqua and Centennial will remain as going concerns for all periods relevant to its analyses, and that the merger will be accounted for as a purchase transaction and will qualify as a tax-free reorganization for the constituent companies and Umpqua shareholders, for federal income tax purposes.

      In rendering its opinion, Wells Fargo Securities performed a variety of financial analyses. The following is a summary of the material analyses performed by Wells Fargo Securities, but is not a complete description of all the analyses underlying the Wells Fargo Opinion. The summary includes information presented in tabular format. In order to fully understand the financial analyses, these tables must be read together with the accompanying text. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex process involving subjective judgments as to the most appropriate and relevant methods of financial analyses and the application of those methods to the particular circumstances. The process, therefore, is not necessarily susceptible to a partial analysis or summary description. Wells Fargo Securities believes that its analyses must be considered as a whole and that selecting a portion of the factors and analyses considered without considering all factors and analyses, or attempting to ascribe relative weights to some or all such factors and analyses, could create an incomplete view of the evaluation process underlying its opinion.

      The earnings projections used and relied upon by Wells Fargo Securities in its analyses were based upon internal projections of Umpqua and Centennial. With respect to all such financial projections and estimates and all projections of transaction costs, purchase accounting adjustments and expected cost savings relating to the merger, Umpqua’s and Centennial’s managements confirmed to Wells Fargo Securities that they reflected the best currently available estimates and judgments of such managements of the future financial performance of Umpqua and Centennial, respectively, and Wells Fargo Securities assumed for purposes of its analyses that such performance would be achieved. Wells Fargo Securities expressed no opinion as to such financial projections or the assumptions on which they were based. The financial projections furnished to Wells Fargo Securities by Umpqua and Centennial were prepared for internal purposes only and not with a view toward public disclosure. These projections, as well as the other estimates used by Wells Fargo Securities in its analyses, were based on numerous variables and assumptions which are inherently uncertain and, accordingly, actual results could vary materially from those set forth in such projections.

      The following is a brief summary of the material financial analyses presented to the Umpqua board on July 17, 2002 by Wells Fargo Securities.

      Summary of Proposed Transaction. Wells Fargo Securities reviewed the financial terms of the proposed transaction in which Umpqua will issue 0.5343 of a share of Umpqua common stock or $9.35 in cash for every outstanding Centennial share. If the 20-day average Umpqua closing price ending 5 five calendar days before the closing is above $20.00 per share or below $15.25 per share, the exchange rate may be adjusted to “fill” the difference in value to the collar or the negatively affected party may terminate the agreement. Wells Fargo Securities presented its opinion based on an estimated Umpqua share price of $17.50 as that is the price at which the stock portion of the consideration is equivalent to the cash consideration of $9.35 a share. Based on the July 15, 2002 Umpqua closing price of $16.17 and the estimated Umpqua price of $17.50, an exchange ratio of 0.5343 of an Umpqua common share for each Centennial common share (for approximately 65% of Centennial’s common shares), and $9.35 in cash (for approximately 35% of Centennial’s common shares), Wells Fargo Securities calculated an implied per share value of $8.89 and $9.35, respectively, for each Centennial common share. The implied aggregate transaction value was approximately $224.4 million and $236.6 million, respectively. Based upon an estimated Umpqua share price of $17.50 per share, the implied transaction value per share, and

Centennial’s March 31, 2002 financial information, Wells Fargo Securities calculated the following ratios and premiums:

Umpqua Stock
Price @ $17.50

Implied value/ Book value multiple	2.34
Implied value/ Tangible book value multiple	2.52
Implied value/ Actual 2001 EPS multiple	17.00
Implied value/ Last twelve months (“LTM”) EPS multiple	19.08
Implied value/ Estimated 2002 EPS multiple	19.48
Core deposit premium	26.80%
Premium to prior day close (7/16/02)	24.83%

Analysis

Summary of Wells Fargo Securities Analysis Conducted

Historical Implied
Exchange Ratio

Market-to-Market Implied Historical Exchange Ratio History Analysis
Base date July 12, 2002	0.4929
Exchange rate history — June 28, 2000 to July 12, 2002
High	0.9947
Low	0.4065
Average	0.6217

	Umpqua		Centennial	Peer Banks Mean

Public Market Comparison
Closing Price at July 15, 2002	$16.17		$7.45
Price/2002 estimated earnings multiple	15.25		17.33	14.67
Price/2003 estimated earnings multiple	13.36		14.06	13.22
Price/ Book value (3/31/02) multiple	2.38		1.87	2.38
Price/ Tangible book value (3/31/02) multiple	2.89		2.01	2.92
Return on average assets (“ROAA”) (LTM ending 12/31/01)	0.70%		1.70%	1.40%
Return on average equity (“ROAE”) (LTM ending 12/31/01)	7.22%		14.72%	15.91%
Net interest margin (LTM ending 12/31/01)	5.13%		6.37%	4.46%
Efficiency ratio (LTM ending 12/31/01)	62.08	%(*)	50.95%	55.24%

      (*) Efficiency ratio is for Umpqua Bank

	Low	High

Discounted Cash Flow and Terminal Value Analysis
Discounted present value of Centennial shares	$7.59	$10.58

	Percentage of
	Combined

	Umpqua	Centennial

Contribution Analysis
Market capitalization (7/15/02)	63.5%	36.5%
Total loans (3/31/02)	62.4%	37.6%
Total assets (3/31/02)	63.5%	36.5%
Total deposits (3/31/02)	63.2%	36.9%
Shareholders’ equity (3/31/02)	58.1%	41.9%
2001 actual net income	48.5%	51.5%
2002 estimated net income	66.9%	33.1%

	Umpqua/Centennial
	(Umpqua Stock Price	Comparable
	@ $17.50)	Transactions Mean

Comparable Transaction Analysis
Price/ Book value multiple	2.34	2.12
Price/ Tangible book value multiple	2.52	2.33
Price/ LTM net income multiple	19.08	17.89
Core deposit premium	26.80%	15.74%
Centennial ROAA (LTM ending 3/31/02)	1.50%	1.06%
Centennial ROAE (LTM ending 3/31/02)	13.08%	12.83%
Centennial efficiency ratio (LTM ending 3/31/02)	51.40%	64.59%

      Exchange Ratio History. Wells Fargo Securities calculated the ratio of the average market price per share of Centennial common stock to the average market price per share of Umpqua common stock over selected periods ending on July 12, 2002 (the “Base Date”) and dating back two years.

		Exchange Rate History — June 28, 2000 to July 28, 2002

	Base Date	High	Low	Average

Average exchange ratio	0.4929	0.9947	0.4065	0.6217

      Public Market Comparison. Wells Fargo Securities presented a public market comparison of Umpqua and Centennial and a selected group of other publicly traded community banking organizations in the United States (the “Peer Banks”) with assets between $700 million and $1.5 billion and ROAA (Return On Average Assets) between 1.20% and 1.80% consisting of:

• Arrow Financial Corporation
• Bank of the Ozarks, Inc.
• Camden National Corporation
• CCBT Financial Companies Inc.
• Central Coast Bancorp
• Farmers Capital Bank Corporation
• First Bancorp
• First Busey Corporation
• First Community Bancshares, Inc.
• First National Corporation
• First of Long Island Corporation
• Firstbank Corporation
• Great Southern Bancorp, Inc.
• Hanmi Financial Corporation
• Interchange Financial Services
• Main Street Banks, Inc.
• Merchants Bancshares, Inc.	• NBC Capital Corp
• Oak Hill Financial, Inc.
• Old Second Bancorp, Inc.
• Omega Financial Corporation
• Pacific Union Bank
• Peapack-Gladstone Financial Corp
• PennRock Financial Services Corp
• Peoples Bancorp Inc.
• Prosperity Bancshares, Inc.
• Royal Bancshares of Pennsylvania, Inc.
• S.Y. Bancorp, Inc.
• Seacoast Banking Corporation of Florida
• Suffolk Bancorp
• TriCo Bancshares
• Union Bankshares Corporation
• Vista Bancorp, Inc.
• Washington Trust Bancorp, Inc.

      This comparison was presented on the basis of various financial ratios and other indicators, including among other things, market price to earnings per share (“EPS”) ratios, historical price to stated book value and tangible book value ratios, and projected 2002 and 2003 EPS. The Peer Banks were selected for comparison purposes through a review of publicly traded banking institutions with similar asset size and operating characteristics. In general, financial data presented was as of the quarter ended March 31, 2002 and market data was as of July 15, 2002. Efficiency ratios, net interest margins, and core deposit premiums were presented as of December 31, 2001.

      Wells Fargo Securities compared ratios of price to estimated 2002 and 2003 EPS for Umpqua and Centennial (based on management projections provided by Umpqua and Centennial) with the mean averages of the ratios for the Peer Banks for 2002 and 2003. Additionally, Wells Fargo Securities presented a public market comparison of Umpqua, Centennial and the Peer Banks, on the basis of, among other things, ROAE, ROAA, net interest margin, and efficiency ratios. The following table shows the comparisons.

	Price as a Multiple to(1)
					12/31/2001
				Tangible
	Estimated	Estimated	Book Value	Book Value			Net Interest	Efficiency
	2002 EPS	2003 EPS	3/31/02	3/31/02	ROAE	ROAA	Margin	Ratio(3)

Umpqua(2)	15.25	13.36	2.38	2.89	7.22%	0.70%	5.13%	62.08%
Centennial	17.33	14.33	1.87	2.01	14.72%	1.70%	6.37%	50.95%
Peer Bank Mean	14.67	13.22	2.38	2.92	15.91%	1.40%	4.46%	55.24%

(1)	Prices at July 15, 2002.

(2)	Umpqua ROAE and ROAA for 2001 includes pre-tax merger-related expenses of approximately $6.6 million.

(3)	Efficiency ratio for Umpqua is for Umpqua Bank.

     No company used in the Peer Bank Analysis is identical to Centennial. Accordingly, an analysis of the results of the foregoing necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics of Centennial and other factors that could affect the public trading value of the companies to which it is being compared.

      Discounted Cash Flow Analysis and Terminal Value Analysis — Centennial. Wells Fargo Securities estimated the present value of the after-tax cash flows that Centennial could produce on a stand-alone basis using management’s projections for the years 2003-2006. After-tax cash flows that Centennial could produce on a stand-alone basis were estimated using an assumed minimum 6.5% tangible book equity to total average assets ratio. Using a range of price to earnings (“PE”) multiples of 12-16 applied to forward earnings for the terminal value, and using a discount rate of 10-14%, Wells Fargo Securities calculated implied share values for Centennial common stock ranging from $7.59 to $10.38.

	Centennial Net Present Value per Share

Discount Rate	12	13	14	15	16

10.0%	$8.39	$8.88	$9.38	$9.88	$10.38
11.0%	8.17	8.66	9.14	9.63	10.11
12.0%	7.97	8.44	8.91	9.38	9.85
13.0%	7.78	8.23	8.69	9.14	9.60
14.0%	7.59	8.03	8.47	8.91	9.35

      Contribution Analysis. Wells Fargo Securities analyzed certain historical and estimated financial information for Umpqua and Centennial and the pro forma combined entity resulting from the merger. The following table shows the percentage contributions of each company to the indicated values to the combined company. On a pro forma basis, Umpqua shareholders would hold 60.12% of the post-merger shares outstanding, assuming the exchange rate of 0.5343 was paid for 100% of the outstanding shares of Centennial.

	Percentage of
	Combined

	Umpqua	Centennial

Market capitalization (7/15/02)	63.5%	36.5%
Total loans (3/31/02)	62.4	37.6
Total assets (3/31/02)	63.5	36.5
Total deposits (3/31/02)	63.1	36.9
Shareholders’ equity (3/31/02)	58.1	41.9
2001 actual net income	48.5	51.5
2002 estimated net income	66.9	33.1

      Pro Forma Combined Financial Analysis. Wells Fargo Securities analyzed the pro forma combined EPS to analyze the pro forma combined impact of the merger. This analysis was based on Umpqua and Centennial managements’ projections of financial results as well as the estimated Synergies achievable in the merger.

      Wells Fargo Securities concluded that, based on an estimated $4.3 million in pre-tax cost savings that would be available in 2003, the transaction would be 0.82% dilutive to Umpqua shareholders based on the current 2003 EPS consensus estimate for Umpqua of $1.21.

      Comparable Transaction Analysis. Wells Fargo Securities also analyzed selected recent transactions (“Comparable Transactions”) deemed relevant to the proposed transaction in which certain public companies acquired other companies. For this analysis, Wells Fargo Securities reviewed 15 transactions announced since January 1, 2001, where target banks had assets between $700 million and $1.5 billion (Acquiror/ Target):

•	Allegiant Bancorp/ Southside Bancshares Corp.

•	American Financial Holdings/ American Bank of Connecticut

•	Associated Banc-Corp/ Signal Financial Corp.

•	Banknorth Group Inc./ Bancorp Connecticut Inc.

•	Banknorth Group Inc./ Metro West Bank

•	First Community Bancorp/ First National Bank

•	First Merchants Corp./ Lafayette Bancorp

•	Harris Bankcorp Inc./ First National Bancorp Inc.

•	Marshall & Ilsley Corp./ National City Bancorp

•	Marshall & Ilsley Corp./ Richfield State Agency, Inc.

•	NBT Bancorp Inc./ CNB Financial Corp.

•	Royal Bank of Canada/ Eagle Bancshares

•	Royal Bank of Scotland Group/ Medford Bancorp Inc.

•	Sky Financial Group Inc./ Three Rivers Bancorp Inc.

•	WesBanco Inc./ American Bancorp

      The following table presents the summary data for the Comparable Transactions:

	Equity Value as a Multiple of				Target Bank LTM
					Performance(1)
		Tangible	LTM Net	Core
	Book	Book	Income	Deposit			Efficiency
	Value	Value	3/31/02	Premium	ROAA	ROAE	Ratio

Comparable Transactions mean	2.12	2.33	17.89	15.74%	1.06%	12.83%	64.59%
Umpqua/ Centennial	2.34	2.52	19.08	26.80%	1.50%	13.08%	51.40%

(1)	LTM period for transactions is prior 12 months before announcement. Centennial multiples and performance ratios are at period ended 3/31/02.

      The preparation of a fairness opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. Wells Fargo Securities believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering the analyses taken as a whole, would create an incomplete view of the process underlying the analyses set forth in the Wells Fargo Opinion. In addition, Wells Fargo Securities considered the results of all such analyses and did not assign relative weights to any of the analyses, so the ranges of valuations resulting from any particular analysis described above should not be taken to be Wells Fargo Securities’ view of the actual value of Centennial or a combination of Umpqua and Centennial.

      In performing its analyses, Wells Fargo Securities made numerous assumptions with respect to industry performance, general business, economic and regulatory conditions and other matters, many of which are beyond the control of Umpqua or Centennial. The analyses performed by Wells Fargo Securities are not necessarily indicative of actual values, trading values or actual future results which might be achieved, all of which may be significantly more or less favorable than suggested by such analyses. Such analyses were prepared solely as part of Wells Fargo Securities’ analysis of whether the consideration to be paid to Centennial shareholders was fair to Umpqua shareholders from a financial point of view. The analyses do not purport to be appraisals or to reflect the prices at which a company might be sold. In addition, as described above, the Wells Fargo Opinion was one of many factors taken into consideration by the Umpqua board in making its determination to approve the merger. Consequently, the analyses described above should not be viewed as determinative of the Umpqua board’s or Umpqua management’s opinion with respect to the value of Umpqua or a combination of Umpqua and Centennial, or of whether the Umpqua board or Umpqua management would have been willing to agree to a different exchange ratio. Umpqua placed no limits on the scope of the analysis performed, or opinion expressed, by Wells Fargo Securities.

      Umpqua has agreed to pay Wells Fargo Securities a fee of $480,000 in cash for the delivery of the Wells Fargo Opinion, and an additional $600,000 in cash upon consummation of the merger. In addition, Umpqua has agreed to indemnify and hold harmless Wells Fargo Securities and certain related parties, to the full extent lawful, from and against certain liabilities and expenses, including certain liabilities under the federal securities laws, incurred in connection with its engagement.

Opinion of Centennial’s Financial Advisor

      Hovde Financial LLC has delivered to the Centennial board its opinion that, based upon and subject to the various considerations set forth in its written opinion dated July 22, 2002, the aggregate merger consideration, as described in Sections 2.1.4 and 2.1.5 of the merger agreement, is fair from a financial point of view to the holders of Centennial common stock as of such date. Hovde reconfirmed its opinion in writing as of September 25, 2002. In requesting Hovde’s advice and opinion, no limitations were imposed by Centennial upon Hovde with respect to the investigations made or procedures followed by it in rendering its opinion. The full text of the Hovde opinion (the “Hovde Opinion”), which describes the procedures followed, assumptions made, matters considered and limitations on the review undertaken, is attached hereto as Appendix IV. Centennial shareholders are urged to read the Hovde Opinion in its entirety.

      Hovde is a nationally recognized investment banking firm and, as part of its investment banking business, is regularly engaged in the valuation of financial institutions in connection with mergers and acquisitions, private placements and valuations for other purposes. As a specialist in securities of financial institutions, Hovde has experience in, and knowledge of, banks, thrifts and bank and thrift holding companies. Centennial retained Hovde, pursuant to a letter agreement dated April 10, 2001, to provide consulting and financial advisory services to Centennial. On July 19, 2002, the letter agreement was amended to clarify Hovde’s relationship as financial advisor to Centennial in connection with its merger with Umpqua and requiring Hovde to provide an opinion as to whether the merger is fair to Centennial and its shareholders from a financial point of view. Centennial’s board selected Hovde to act as its financial advisor on the basis of the firm’s reputation and expertise in transactions such as the merger.

      Centennial has paid a fee of $100,000 for the Hovde Opinion. Hovde will also receive a fee of approximately $450,000 contingent upon the completion of the merger for services rendered in connection with advising Centennial regarding the merger, including financial advisory services provided to Centennial. In addition, Centennial has agreed to indemnify and hold harmless Hovde and certain related parties, to the full extent lawful, from and against certain liabilities and expenses, including certain liabilities under the federal securities laws, incurred in connection with its engagement.

      The Hovde Opinion is directed only to the fairness, from a financial point of view, of the aggregate merger consideration, and does not constitute a recommendation to any Centennial shareholders as to how the shareholder should vote at the Centennial meeting. The summary of the Hovde Opinion set forth in this document is qualified in its entirety by reference to the full text of the Hovde Opinion.

      The following is a summary of the analyses performed by Hovde in connection with the Hovde Opinion. Certain of these analyses were presented to the Centennial board by Hovde on July 17, 2002 and were confirmed in writing on July 22, 2002. The summary set forth below does not purport to be a complete description of either the analyses performed by Hovde in rendering its opinion or the presentation made by Hovde to the Centennial board, but it does summarize all of the material analyses performed and presented by Hovde.

      The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analyses and the application of those methods to the particular circumstances. In arriving at its opinion, Hovde did not attribute any particular weight to any analysis and factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Hovde may have given various analyses more or less weight than other analyses. Accordingly, Hovde believes that its analyses and the following summary must be considered as a whole and that selecting portions of its analyses, without considering all factors and analyses, could create an incomplete view of the process underlying the analyses set forth in its report to the Centennial board and the Hovde Opinion.

      In performing its analyses, Hovde made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Centennial and Umpqua. The analyses performed by Hovde is not necessarily indicative of actual value or actual future results, which may be significantly more or less favorable than suggested by such analyses. Such analyses were prepared solely as part of Hovde’s analysis of the fairness of the aggregate merger consideration, from a financial point of view, to the Centennial shareholders. The analyses do not purport to be an appraisal or to reflect the prices at which a company might actually be sold or the prices at which any securities may trade at the present time or at any time in the future. The Hovde Opinion does not address the relative merits of the merger as compared to any other business combination in which Centennial might engage. In addition, as described above, the Hovde Opinion to the Centennial board was one of many factors taken into consideration by the Centennial board in making its determination to approve the merger agreement.

      During the course of its engagement, and as a basis for arriving at its opinion, Hovde reviewed and analyzed material bearing upon the financial and operating condition of Centennial and Umpqua and material prepared in connection with the merger, including, among other things, the following:

•	the merger agreement;

•	certain historical publicly available information concerning Centennial and Umpqua;

•	the nature and terms of recent merger transactions; and

•	financial and other information provided to Hovde by the managements of Centennial and Umpqua.

Hovde also took into account its experience in other transactions as well as its knowledge of the commercial banking industry and its general experience in securities valuations.

      In rendering its opinion, Hovde assumed and relied upon the accuracy and completeness of the publicly available and other financial and other information provided to it, relied upon the representations and warranties of Centennial and Umpqua made in the merger agreement, and did not independently attempt to verify any of such information. Hovde also assumed that the financial forecasts furnished to or discussed with Hovde by Centennial and Umpqua were reasonably prepared and reflected the best currently available estimates and judgments of the senior managements of Centennial and Umpqua as to the future financial performance of Centennial, Umpqua or the combined entity, as the case may be. Hovde has not made any independent evaluation or appraisal of any properties, assets or liabilities of Centennial. In addition, Hovde noted that it is not an expert in the evaluation of loan portfolios or allowances for loan losses and, upon advice of Centennial, it assumed that the allowances for loan losses (as currently stated or as adjusted in connection with the merger or otherwise) provided to it by Centennial or Umpqua and used by it in its analysis and in rendering its opinion were in the aggregate adequate to cover all such losses. The Hovde Opinion was based upon market, economic and other conditions as they existed on, and could be evaluated as of, the date of the Hovde Opinion.

      Premium Analysis. Based upon a price of $9.35 per share of Centennial common stock, the premium to Centennial’s closing price on July 22, 2002 (the last full trading day prior to the announcement of the merger) of $7.00 was 33.6%. This represented a premium of approximately 20.5% to the closing price of $7.76 of Centennial common stock on July 5, 2002 (two weeks prior), and a premium of approximately 20.2% to the closing price of $7.78 of Centennial common stock on June 24, 2002 (one month prior).

      Analysis of Selected Mergers. As part of its analysis, Hovde reviewed comparable mergers involving banks nationwide announced since January 1, 2001, in which the selling institution had assets between $750 million and $1.25 billion (the “Nationwide Merger Group”). The Nationwide Merger Group consisted of the following seven transactions:

Buyer	Seller

Sky Financial Group Inc. (OH)	Three Rivers Bancorp Inc. (PA)
Marshall & Ilsley Corp. (WI)	Richfield State Agency, Inc. (MN)
United National Bancorp (NJ)	Vista Bancorp Inc. (NJ)
Associated Banc-Corp (WI)	Signal Financial Corp. (MN)
NBT Bancorp Inc. (NY)	CNB Financial Corp. (NY)
Marshall & Ilsley Corp. (WI)	National City Bancorp (MN)
Harris Bankcorp Inc. (IL)	First National Bancorp Inc. (IL)

      Hovde also reviewed comparable mergers involving banks headquartered in the West region announced since January 1, 2000, in which the total assets of the seller were between $250 million and

$1.5 billion (the “West Merger Group”). This West Merger Group consisted of the following 14 transactions:

Buyer	Seller

First Community Bancorp (CA)	First National Bank (CA)
Hawthorne Financial Corp. (CA)	First Fidelity Bancorp Inc. (CA)
City National Corp. (CA)	Civic BanCorp (CA)
Boston Private Financial (MA)	Borel Bank & Trust Co. (CA)
Greater Bay Bancorp (CA)	SJNB Financial Corp. (CA)
First Banks Inc. (MO)	BYL Bancorp (CA)
Umpqua Holdings Corp. (OR)	Independent Financial Network (OR)
Mid-State Bancshares (CA)	Americorp (CA)
Zions Bancorp. (UT)	Eldorado Bancshares (CA)
Umpqua Holdings Corp. (OR)	VRB Bancorp (OR)
First Community Bancorp (CA)	Professional Bancorp Inc. (CA)
U.S. Bancorp (MN)	Scripps Financial Corp. (CA)
Compass Bancshares Inc. (AL)	Founders Bank of Arizona (AZ)
Greater Bay Bancorp (CA)	Bank of Santa Clara (CA)

      Hovde calculated the medians and averages (each as of the announcement date of the transaction) for the following relevant transaction ratios in the Nationwide Merger Group and the West Merger Group:

•	the percentage of the offer value to the acquired company’s total assets;

•	the multiple of the offer value to the acquired company’s earnings per share for the 12 months preceding the announcement date of the transaction;

•	the multiple of the offer value to the acquired company’s tangible book value per share; and

•	the tangible book value premium to core deposits.

      Hovde compared these multiples with the corresponding multiples for the merger, valuing the shares of Umpqua common stock and cash that would be received pursuant to the merger agreement at $9.35 per share of Centennial common stock. In calculating the multiples for the merger, Hovde used Centennial’s earnings per share for the 12 months ended June 30, 2002, and Centennial’s tangible book value per share, total assets, and total deposits as of June 30, 2002. The results of this analysis are as follows:

	Offer Value to

			Preceding	Ratio of Tangible
		Tangible	12 Months	Book Value
	Total	Book Value	Earnings	Premium to Core
	Assets	Per Share	Per Share	Deposits
	(%)	(x)	(x)	(%)

Centennial	28.8	2.53	19.5	24.5
Nationwide Merger Group median	20.6	2.48	19.6	17.1
Nationwide Merger Group average	18.8	2.37	19.9	16.5
Nationwide Merger Group high	21.7	2.88	24.5	20.9
Nationwide Merger Group low	14.3	1.48	14.0	13.1
West Merger Group median	21.8	2.56	18.7	18.6
West Merger Group average	20.4	2.53	20.3	17.6
West Merger Group high	31.5	4.24	32.9	32.1
West Merger Group low	5.7	1.11	7.0	0.7

      Due to Centennial’s high tangible equity to asset ratio (“TER”) of 11.5%, to better compare the price to tangible book value received by Centennial with that of the West Merger Group, in a separate analysis,

Centennial’s TER was adjusted to 8.3% (the median TER for the sellers in the West Merger Group) and all excess capital over this level was assumed to receive a dollar-for-dollar value. The resulting price to tangible book value would be 3.12 versus the West Merger Group median of 2.56.

      Comparable Company Analysis. Using publicly available information, Hovde compared the financial performance and stock market valuation of Umpqua with the following nationwide publicly traded banking institutions with assets between $1.2 billion and $1.8 billion (the “Nationwide Comparables”):

Company Name	Headquarters	Total Assets $(000)

Boston Private Financial Holdings, Inc.	Boston, MA	1,577
CCBT Financial Companies	South Yarmouth, MA	1,417
Community Banks, Inc.	Harrisburg, PA	1,563
First Busey Corporation	Urbana, IL	1,357
First Community Bancshares, Inc.	Bluefield, VA	1,468
First Merchants Corporation	Muncie, IN	1,736
First Oak Brook Bancshares. Inc.	Oak Brook, IL	1,387
Great Southern Bancorp, Inc.	Springfield, MO	1,331
Hudson Valley Holding Corp.	Yonkers, NY	1,389
IBERIABANK Corporation	New Iberia, LA	1,470
MBT Financial Corporation	Monroe, MI	1,409
Old Second Bancorp, Inc.	Aurora, IL	1,477
Prosperity Bancshares, Inc.	Houston, TX	1,360
Republic Bancorp, Inc.	Louisville, KY	1,618
Seacoast Banking Corp. of Florida	Stewart, FL	1,196
Second Bancorp, Incorporated	Warren, OH	1,685
Sterling Bancorp	New York, NY	1,489
Tompkins Trustco, Inc.	Ithaca, NY	1,536
Univest Corporation of PA	Souderton, PA	1,254
Washington Trust Bancorp, Inc.	Westerly, TI	1,363
West Coast Bancorp	Lake Oswego, OR	1,453

      Hovde also compared the financial performance and stock market valuation of Umpqua with the following western United States publicly traded banking institutions with assets between $1 billion and $5 billion (the “Western Comparables”):

Company Name	Headquarters	Total Assets ($000)

Banner Corporation	Walla Walla, WA	2,152
Cathay Bancorp, Inc.	Los Angeles, CA	2,516
CB Bancshares, Inc.	Honolulu, HI	1,542
Columbia Banking System, Inc.	Tacoma, WA	1,594
CPB Inc.	Honolulu, HI	1,861
CVB Financial Corp.	Ontario, CA	2,585
First Community Bancorp	Rancho Santa Fe, CA	1,200
First National Bank Alaska	Anchorage, AK	1,828
Frontier Financial Corporation	Everett, WA	1,794
GBC Bancorp	Los Angeles, CA	2,512
Glacier Bancorp, Inc.	Kalispell, MT	2,083
Hanmi Financial Corporation	Los Angeles, CA	1,221
Mid-State Bancshares	Arroyo Grande, CA	1,873
Pacific Northwest Bancorp	Seattle, WA	2,738
TriCo Bancshares	Chico, CA	1,000
West Coast Bancorp	Lake Oswego, OR	1,453

      Indications of such financial performance and stock market valuation included profitability (return on average assets and return on average equity) for the three months ended March 31, 2002, the ratio of tangible equity to tangible assets (“TER”) and non-performing assets (“NPAs”) to total assets at March 31, 2002, and market prices as of July 16, 2002 (one day prior to Hovde’s presentation to the Centennial board). The calculation of price-to-2002 estimated earnings, price-to-2003 estimated earnings and estimated five-year growth in earnings per share used estimates from First Call (Thomson Financial) as of July 16, 2002.

					Price to	Price to
					Tangible	Most	Price to	Price to	Estimated
				NPAs/	Book	Recent	2002	2003	5 yr.
	ROAA	ROAE	TER	Assets	Value	Quarter	Estimated	Estimated	Growth in
	(%)	(%)	(%)	(%)	(x)	EPS(x)	EPS(x)	EPS(x)	EPS(%)

Umpqua	0.88	9.11	8.15	0.54	2.73	15.5	15.3	13.4	15.0
Nationwide Comparables Median	1.31	15.67	7.79	0.41	2.36	15.3	14.2	12.6	10.5
Western Comparables Median	1.32	14.03	8.43	0.83	1.82	13.8	13.9	10.7	10.5

      Discounted Terminal Value Analysis. Hovde estimated the present value of the Centennial common stock by starting with earnings of $15.1 million in 2003 and assuming a 12.5% annual growth rate in earnings through 2008 (resulting in net income of $17.1 million, $19.2 million, $21.6 million, $24.3 million and $27.3 million in 2004, 2005, 2006, 2007 and 2008, respectively). In arriving at the terminal value of Centennial’s earnings stream at the end of 2008, Hovde then assumed an average earnings growth rate of 3% from 2008 into perpetuity. This terminal value was then discounted, along with yearly cash flows for 2003 through 2008, at discount rates of 12.0%, 13.5% and 15.0% to arrive at the present value for Centennial’s common stock. These rates and values were chosen to reflect different assumptions regarding the required rates of return of holders or prospective buyers of Centennial common stock. This analysis and its underlying assumptions yielded a range of values for Centennial of approximately $240.2 million (at a 12% discount rate) to $174.1 million (at a 15% discount rate), compared to the total merger consideration of $236.6 million.

      Implied Pricing Analysis Based on Umpqua Historical Trading Valuation. Hovde reviewed the implied price per share for Centennial common stock based on the price of Umpqua common stock at different intervals during the period ending July 22, 2002, using the 5-day, 10-day, 20-day and 30-day average closing price of Umpqua common stock during such period. To calculate the following values, Hovde used the exchange ratio of 0.5343 and assumed that 65% of the consideration would be paid in Umpqua common stock while the remaining 35% would be paid in cash at a price of $9.35 per share. Using such average closing prices, Hovde observed that the implied price per share of Centennial common stock based on these assumptions was as follows:

		Implied Value
	Umpqua	Per Share to	Implied Premium
	Average	Centennial	to Market
	Closing Price	Shareholders	(7/22/02)

July 22, 2002	$15.63	$8.70	24.3%
Last 5 trading days	15.93	8.81	25.6
Last 10 trading days	16.24	8.91	27.3
Last 20 trading days	17.01	9.18	31.1
Last 30 trading days	17.16	9.23	31.9

      Contribution Analysis. Hovde prepared a contribution analysis showing percentages of assets, loans, deposits and common equity at June 30, 2002, for Centennial and for Umpqua and estimated fiscal year 2002 net income that would be contributed to the combined company on a pro forma basis by Centennial and Umpqua. In addition, this analysis showed that holders of Centennial common stock would own approximately 30.0% of the pro forma common shares outstanding of Umpqua, assuming an exchange ratio of 0.5343 and that 65% of the consideration would be paid in Umpqua common stock.

	Centennial	Umpqua
	Contribution	Contribution
	to Pro Forma	to Pro Forma
	Combined	Combined

Total assets	35.52%	64.48%
Total net loans	37.04	62.96
Total deposits	35.32	64.68
Total equity	40.87	59.13
Net income — estimated fiscal year 2002	37.84	62.16

      Financial Implications to Centennial Shareholders. Hovde prepared an analysis of the financial implications of the Umpqua offer to a holder of Centennial common stock. This analysis indicated that on a pro forma equivalent basis, assuming a shareholder elects to receive 100% of his or her consideration paid in Umpqua common stock with an exchange ratio of 0.5343, including potential cost savings but excluding revenue enhancements, a shareholder of Centennial would achieve approximately 5.1% accretion in GAAP earnings per share, a decrease in dividends per share of approximately 17.2%, and an increase in book value per share of approximately 21.2% in 2003 as a result of the consummation of the merger. Assuming that the projected earnings per share and dividends per share do not materially change from historical growth rate levels, the holders of Centennial common stock will experience an increase of approximately 20.6% in GAAP earnings per share, a decrease of approximately 9.2% in dividends per share, and an increase of approximately 33.5% in book value per share in 2007 as a result of the consummation of the merger. The table below summarizes the results discussed above:

	Per Share

	GAAP Earnings		Book Value		Dividends

	2003	2007	2003	2007	2003	2007

Centennial stand-alone	$0.60	$0.94	$4.59	$6.68	$0.20	$0.36
Pro Forma	$0.63	$1.13	$5.56	$8.91	$0.17	$0.33
% Accretion (Dilution)	5.1%	20.6%	21.2%	33.5%	(17.2)%	(9.2)%

      Comparative Shareholder Returns. Hovde presented an analysis of comparative theoretical shareholder returns in several scenarios, including Centennial being acquired at the end of 2003, being acquired at the end of 2004, or being acquired at the end of 2005. This analysis, which was based on the net present value of projected dividend streams and projected net income levels, used historical operating and acquisition pricing multiples and discount rates ranging from 12.0% for the 2003 scenario, 13.5% for the 2004 scenario, and 15% for the 2005 scenario. This analysis yielded implied values for Centennial of $235.7 million, $232.1 million and $222.9 million, respectively, compared to the total merger consideration of $236.6 million.

      Based upon the foregoing analyses and other investigations and assumptions set forth in its opinion, without giving specific weightings to any one factor or comparison, Hovde determined that the aggregate merger consideration was fair from a financial point of view to the Centennial shareholders.

UMPQUA SPECIAL MEETING

When and Where the Meeting Will Be Held

      The Umpqua special meeting of shareholders will be held on November 7, 2002, commencing at 6:00 p.m. local time at the Holiday Inn Express, 375 West Harvard Boulevard, Roseburg, Oregon.

Purpose of the Meeting

      The purpose of the Umpqua meeting is to consider and vote on approval of the merger agreement.

Who May Vote

      Umpqua’s board of directors has fixed the close of business on September 15, 2002, as the record date for determining the Umpqua shareholders entitled to receive notice of and vote at the special meeting. As of that date, there were 20,151,643 shares outstanding held by approximately 1,637 holders of record.

Voting By Proxy

      You do not have to attend the meeting to vote your shares. You may vote your shares by proxy if you wish. Even if you plan to attend the meeting, you should submit a properly executed proxy either by completing, signing and returning the proxy card or by following the instructions on the proxy card for touch-tone telephone and internet voting.

      If you submit a signed proxy with no instructions, the named proxy holders will vote your shares in favor of the merger agreement. In addition, the named proxy holders will vote in their discretion on such other matters that may be considered at the shareholder meeting or any adjournments or postponements thereof. The board of directors has named James D. Coleman and Raymond P. Davis as the proxy holders. Their names appear on the proxy form accompanying this document. You may name another person to act as your proxy if you wish, but that person would need to attend the meeting in person or further vote your shares by proxy.

Revoking a Proxy

      You may revoke your proxy at any time before the vote is taken at the meeting by:

•	calling the toll free number on the proxy card and following the instructions provided;

•	going to the website listed on the proxy card and following the instructions provided;

•	submitting a properly executed proxy on a later date;

•	notifying Umpqua’s corporate Secretary, Jana Herlitz, in writing of the revocation of your proxy; or

•	voting in person at the special meeting, but simply attending the meeting will not, of itself, revoke a proxy.

      You may attend the meeting even if you have submitted a proxy. Written notices of revocation and other communications regarding solicitation or revocation of proxies should be addressed to:

Umpqua Holdings Corporation

200 SW Market St., Suite 1900
Portland, OR 97201
Attn: Jana Herlitz, Secretary

      If your shares are held in street name, you should follow your broker’s instructions regarding revocation.

How We Determine a Quorum

      We must have a quorum to conduct any business at the meeting. Shareholders holding at least a majority of the outstanding shares of common stock as of the record date must either attend the meeting or submit proxies to have a quorum. If you come to the meeting or submit a proxy but you abstain from voting on a given matter, we will still count your shares as present for determining a quorum.

How We Count Votes

      The named proxies will vote your shares as you instruct on your proxy. We will not count abstentions or broker non-votes for or against the merger, and they will have the effect of a vote against the proposal. Each share is entitled to one vote.

      A broker non-vote occurs when a broker or other nominee holder, such as a bank, submits a proxy representing shares that another person actually owns, and that person has not given voting instructions to the broker or other nominee. A broker may only vote those shares if the beneficial owner gives the broker voting instructions. We will count broker non-votes as present for establishing a quorum.

Approval of the Merger Agreement

      The affirmative vote of the holders of a majority of all shares of Umpqua common stock outstanding at the close of business on September 15, 2002, is required to approve the merger agreement. An abstention or a broker non-vote will therefore have the effect of a vote against the merger agreement. Umpqua’s board of directors urges you to submit your proxy by mail, touch-tone telephone or the internet. If you sign, date and mail your proxy card without indicating how you want to vote, your proxy will be counted as a vote in favor of the merger proposal.

Shares Owned by Directors and Executive Officers

      On September 15, 2002, Umpqua’s directors and executive officers beneficially owned 1,390,529 shares, of which 1,030,303 are entitled to vote. Those shares constitute approximately 5.1% of the total shares outstanding and entitled to be voted at the meeting. Each member of the Umpqua board of directors has agreed to vote his shares in favor of the merger agreement.

Costs of Solicitation

      Umpqua will bear the cost of soliciting proxies from its shareholders. In addition to using the mail, proxies may be solicited by personal interview, telephone, and electronic communication. Banks, brokerage houses, other institutions, nominees, and fiduciaries will be requested to forward their proxy soliciting material to their principals and obtain authorization for the execution of proxies. Officers and other employees or agents of Umpqua and its bank subsidiary, Umpqua Bank, acting on Umpqua’s behalf, may solicit proxies personally. Umpqua may pay compensation for soliciting proxies, and will, upon request, pay the standard charges and expenses of banks, brokerage houses, other institutions, nominees, and fiduciaries for forwarding proxy materials to and obtaining proxies from their principals. However, no such payment will be made to either of Umpqua’s subsidiaries acting through their nominees or acting as a fiduciary.

CENTENNIAL SPECIAL MEETING

When and Where the Meeting Will Be Held

      The Centennial special shareholder meeting will be held on November 6, 2002, commencing at 6:00 p.m. local time at the Valley River Inn, 1000 Valley River Way, Eugene, Oregon.

Purpose of the Meeting

      At the meeting, Centennial shareholders will consider and vote on approval of the merger agreement.

Who May Vote

      Centennial’s board of directors has fixed the close of business on September 15, 2002 as the record date for determining the Centennial shareholders entitled to receive notice of and vote at the special meeting. As of that date, there were 24,352,173 shares outstanding held by approximately 1,148 holders of record.

Voting By Proxy

      You do not have to attend the meeting to vote your shares. You may vote your shares by proxy if you wish. Even if you plan to attend the meeting, you should submit a properly executed proxy either by completing, signing and returning the proxy card or by following the instructions on the proxy card for touch-tone telephone and internet voting.

      If you submit a signed proxy with no instructions, the named proxy holders will vote your shares in favor of the merger agreement. In addition, the named proxy holders will vote in their discretion on such other matters that may be considered at the shareholder meeting or any adjournments or postponements thereof. The board of directors has named Richard C. Williams and Ted R. Winnowski as the proxy holders. Their names appear on the proxy form accompanying this proxy statement/prospectus. You may name another person to act as your proxy if you wish, but that person would need to attend the meeting in person or further vote your shares by proxy.

Revoking a Proxy

      You may revoke your proxy at any time before the vote is taken at the meeting by:

•	calling the toll free number on the proxy card and following the instructions provided;

•	going to the website listed on the proxy card and following the instructions provided;

•	submitting a properly executed proxy on a later date;

•	notifying Centennial’s corporate Secretary, Cordy H. Jensen, in writing of the revocation of your proxy; or

•	voting in person at the special meeting, but simply attending the meeting will not, of itself, revoke a proxy.

      You may attend the meeting even if you have submitted a proxy. Written notices of revocation and other communications regarding solicitation or revocation of proxies should be addressed to:

Centennial Bancorp

One SW Columbia St., Suite 900
Portland, OR 97258
Attn: Cordy H. Jensen, Secretary

      If your shares are held in street name, you should follow your broker’s instructions regarding revocation.

How We Determine a Quorum

      We must have a quorum to conduct any business at the Centennial shareholder meeting. Shareholders holding at least a majority of the outstanding shares of Centennial’s common stock must either attend the meeting or submit proxies to form a quorum. If you come to the meeting or submit a proxy, but you abstain from voting on a given matter, we will still count your shares as present for determining a quorum.

How We Count Votes

      The named proxies will vote your shares as you instruct on your proxy. We will not count abstentions or broker non-votes for or against the merger, and they will have the effect of a vote against the proposal. Each share is entitled to one vote.

      A broker non-vote occurs when a broker or other nominee holder, such as a bank, submits a proxy representing shares that another person actually owns, and that person has not given voting instructions to the broker or other nominee. A broker may only vote those shares if the beneficial owner gives the broker voting instructions. We will count broker non-votes as present for establishing a quorum.

Approval of the Merger Agreement

      The affirmative vote of the holders of a majority of all shares of Centennial common stock outstanding at the close of business on September 15, 2002, is required to approve the merger agreement. An abstention or a broker non-vote will therefore have the effect of a vote against the merger agreement. Centennial’s board of directors urges you to submit your proxy by mail, touch-tone telephone or the internet. If you sign, date and mail your proxy card without indicating how you want to vote, your proxy will be counted as a vote in favor of the merger proposal.

Shares Owned by Directors and Executive Officers

      On September 15, 2002, Centennial’s directors and executive officers beneficially owned 2,757,626 shares, of which 1,821,255 are entitled to vote. Those shares constitute approximately 7.5% of the total shares outstanding and entitled to be voted at the meeting. Each Centennial and Centennial Bank director has agreed to vote his or her shares in favor of the merger agreement and, as of September 15, 2002, such directors held 2,740,392 shares (11.3% of the total shares entitled to be voted at the meeting).

Costs of Solicitation

      Centennial will bear the cost of soliciting proxies from its shareholders. In addition to using the mail, proxies may be solicited by personal interview, telephone, and electronic communication. Banks, brokerage houses, other institutions, nominees, and fiduciaries will be requested to forward proxy soliciting materials to their principals and obtain authorization for the execution of proxies. Officers and other employees or agents of Centennial and Centennial Bank, acting on Centennial’s behalf, may solicit proxies personally. Centennial may pay compensation for soliciting proxies, and will, upon request, pay the standard charges and expenses of banks, brokerage houses, other institutions, nominees, and fiduciaries for forwarding proxy materials to and obtaining proxies from their principals. However, no such payment will be made to any of the officers, directors or employees of Centennial or Centennial Bank.

THE MERGER

      The following description of the merger is not complete and is qualified in its entirety by reference to the merger agreement attached as Appendix I and the plan of merger attached as Appendix II. We urge you to carefully read the merger agreement and plan of merger.

General

      Umpqua and Centennial have entered into an Agreement and Plan of Reorganization, dated July 22, 2002 pursuant to which Centennial would merge with Umpqua. The Agreement and Plan of Reorganization is generally referred to as the merger agreement in this document. The merger will be effected pursuant to a plan of merger.

      Subject to the terms and conditions of the merger agreement, and in accordance with Oregon law, when the merger becomes effective, Centennial will merge with and into Umpqua. Umpqua will be the surviving corporation, and the separate corporate existence of Centennial will cease. Centennial Bank will merge with and into Umpqua Bank, with Umpqua Bank surviving the merger.

      In connection with the merger of Centennial into Umpqua, Centennial shareholders will receive shares of Umpqua common stock or cash in exchange for their Centennial stock. Umpqua’s articles of incorporation and bylaws will be the articles of incorporation and bylaws of the combined company. See “Comparison of Rights of Shareholders” beginning on page 61.

      After completion of the merger, Centennial shareholders who receive Umpqua common stock in exchange for their Centennial common stock will own approximately 29.8% of the combined company, and continuing Umpqua shareholders will own the rest.

Merger Consideration

      Depending on your election as a Centennial shareholder, and subject to allocation and proration, for each share of Centennial common stock, you will receive either $9.35 in cash or 0.5343 of a share of Umpqua common stock. If the weighted average sales price of Umpqua stock is more than $20.00 and Umpqua gives notice of its intent to terminate the merger agreement, the Centennial board of directors may elect to adjust the exchange ratio. In such event, the exchange ratio will equal $10.686 divided by the weighted average sales price of Umpqua stock. If the weighted average sales price of Umpqua stock is less than $15.25 and Centennial gives notice of its intent to terminate the merger agreement, the Umpqua board of directors may elect to adjust the exchange ratio. In such event, the exchange ratio will equal $8.148 divided by the weighted average sales price of Umpqua stock. The weighted average sales price of Umpqua stock is the weighted average of each day’s last reported trade price of Umpqua common stock for the 20 consecutive trading days ending on and including the fifth calendar day preceding the projected closing date. The average closing price is weighted according to the reported number of shares traded each day and rounded to the nearest penny.

      Effect of the Merger on Umpqua Shareholders. At the effective date of the merger, each share of Umpqua common stock will continue as one share of the combined company.

      Cash for Fractional Shares. No fractional shares of Umpqua common stock will be issued in the merger. Each Centennial shareholder who otherwise would be entitled to a fraction of a share of Umpqua common stock will be paid the cash value of the fractional share, based on the closing market price on the effective date of the merger.

Election Procedures

      Making the Election. Umpqua has selected Mellon Shareholder Services, LLC, which is the current transfer agent for Umpqua and Centennial, to serve as the exchange agent for purposes of effecting the election, allocation, and proration procedures. An election form will be sent to Centennial shareholders in a separate mailing on or about October 11, 2002. You must use the election form to make the election to receive stock, cash, or a combination of stock and cash. Shares of Centennial will be deemed “non-election shares” if:

•	the shareholder makes no election in a properly completed election form;

•	the transfer agent does not receive a properly completed election form by the deadline of November 13, 2002; or

•	the transfer agent receives a revocation of election prior to the deadline.

The submission deadline for election forms is November 13, 2002. For more information about the effect of your shares being deemed “non-election shares,” please see “Allocation and Proration Procedures” beginning on page 41.

      All elections must be made on the election form distributed by the exchange agent. To make an effective election with respect to shares of Centennial common stock, you must deliver the following items to the exchange agent prior to the election deadline:

•	a properly completed election form;

•	if you are a shareholder of record, stock certificates representing all of your Centennial shares; and

•	any other required documents described in the election form.

      If your Centennial shares are held by your broker in street name or by a trustee or other fiduciary, you will need to give your broker or fiduciary instructions regarding your election. You should receive a special instruction form from your broker or fiduciary before the election deadline.

      If you have a preference as to the form of consideration to be received for your shares of Centennial common stock, you should make an election. Shares as to which an election is made will be given priority in allocating the merger consideration over shares as to which an election is not received. However, Centennial shareholders holding 100 shares or less will be deemed to have elected cash, and such shareholders will receive $9.35 in cash for each of their shares. None of Umpqua, the board of directors of Umpqua, Centennial, or the board of directors of Centennial makes any recommendation as to whether you should elect to receive cash, stock, or a combination of stock and cash. You must make your own decision with respect to that election.

      You may amend your election by submitting to the exchange agent a later-dated, properly completed and signed election form, which the exchange agent must receive prior to the election deadline. You may revoke your election by written notice received by the exchange agent no later than the election deadline. The notice of revocation will be effective only if it is executed, specifies the record holder of the shares, and lists the serial numbers of the stock certificates representing the shares to be withdrawn from the election. If you revoke your election and do not submit a timely new election, your shares will be treated as non-election shares. All elections will be revoked automatically if the merger is abandoned for any reason, and the certificates representing Centennial shares will be returned to their respective holders.

      Centennial Stock Certificates; Receipt of Consideration. Do not return your certificates representing shares of Centennial common stock with the enclosed proxy. The stock certificates should only be forwarded to the exchange agent with the election form. If you do not complete and submit the election form, you will receive a letter of transmittal shortly after the merger is completed. At that time, to ensure timely receipt of cash or Umpqua common stock, you should complete and sign the letter of transmittal and submit your stock certificates immediately.

      Following the completion of the merger and upon surrender of all of the certificates representing shares of Centennial common stock registered in your name, or a satisfactory indemnity if any of such certificates are lost, stolen or destroyed, together with a properly completed election form or letter of transmittal, the exchange agent will mail to you the cash and/or Umpqua common stock to which you are entitled, less the amount of any required withholding taxes. Even if you delay the submission of your certificates, you will not receive interest on any cash to which you may be entitled.

Allocation and Proration Procedures

      The merger agreement provides that 16,043,500 shares or approximately 66% of Centennial common stock will be converted into Umpqua common stock, and the balance will be converted into the right to receive $9.35 per share in cash. Umpqua has the right, in its sole discretion, to convert more or less than 66% of Centennial shares into Umpqua common stock if by doing so all or at least more Centennial shareholders will receive the form of consideration they have elected and if the tax status of the merger will not be affected. If stock elections or cash elections exceed the limits provided, it is possible that you will not receive the form of merger consideration you elected to receive.

      If stock elections received represent 66% of the total merger consideration, then:

•	shares for which a stock election has been made will be converted into stock;

•	shares for which a cash election has been made will be converted into cash; and

•	non-election shares will be converted into cash, unless Umpqua determines otherwise.

      If stock elections received represent more than the 66% of the total merger consideration and Umpqua does not expand the pool of Umpqua shares available, the merger consideration will be allocated as follows:

•	the pool of Umpqua shares available for conversion will be allocated pro rata among the stock-election shares;

•	the remaining shares for which a stock election has been made will be converted into cash;

•	shares for which a cash election has been made will be converted into cash; and

•	non-election shares will be converted into cash.

      If stock elections received represent less than 66% of the total merger consideration and Umpqua does not decrease the number of Centennial shares that must be converted into Umpqua common stock, the merger consideration will be allocated as follows:

•	shares for which a stock election has been made will be converted into Umpqua common stock;

•	Umpqua will select a number of non-election shares to be treated as stock-election shares to satisfy the minimum stock conversion amount until the minimum is reached;

•	if, after non-election shares have been treated as stock-election shares and the minimum stock amount has been satisfied, all shares for which a cash election has been made and the remaining non-election shares will be converted into cash;

•	if, after all non-election shares have been allocated for conversion into Umpqua common stock, the minimum stock amount has not been satisfied, shares for which a cash election has been made will be converted into Umpqua common stock and cash as follows:

•	the sum of the number of non-election shares and stock-election shares will be subtracted from the minimum stock amount; and

•	the result shall be allocated pro rata among the cash-election shares.

      The following are examples of the proration of the merger consideration if holders of more than 34% of Centennial shares elect cash (Example 1) or holders of more than 66% of Centennial shares elect to receive Umpqua common stock (Example 2). The examples assume:

•	Umpqua does not modify the 66% stock/34% cash mix of merger consideration; and

•	there are no non-election shares.

Example 1.	Centennial shareholders collectively elect 50% cash and 50% Umpqua common stock.

Stock-Election Shares

      All Centennial shareholders electing stock will receive Umpqua stock.

Cash-Election Shares

      As a result of prorations:

•	68% of cash-election shares will be converted into cash.

•	32% of cash-election shares will be converted into Umpqua stock.

Example 2.	Centennial shareholders collectively elect 20% cash and 80% Umpqua stock.

Stock-Election Shares

      As a result of prorations:

•	approximately 82% of stock-election shares will be converted into Umpqua stock.

•	approximately 18% of stock-election shares will be converted into cash.

Cash-Election Shares

      All cash-election shares will receive cash.

      Conversion of Centennial Common Stock. Each share of Centennial common stock issued and outstanding when the merger becomes effective will be converted into the right to receive merger consideration of cash or shares of Umpqua common stock. Promptly after the effective date, the exchange agent will mail to each Centennial shareholder a notice that the merger has been completed. For each shareholder who has submitted a properly complete election form, together with his or her Centennial stock certificates, the merger consideration will accompany the notice. Shareholders who have not submitted their Centennial stock certificates by the time such notice is mailed will receive a letter of transmittal form with instructions for surrendering their certificates in exchange for the merger consideration.

      Rights of Holders of Stock Certificates Prior to Surrender. From the effective date of the merger until you surrender your stock certificates, you will not be paid dividends or other distributions declared or payable to holders of record of Umpqua common stock as of any time subsequent to the effective date. Your rights to dividends or other distributions will be held by the exchange agent until you submit your stock certificates. No interest will be paid on dividends or distributions on the Umpqua common stock nor on the cash merger consideration. You will, however, have other rights as an Umpqua shareholder, including the right to vote on any matter submitted to the shareholders for their approval, if you will receive Umpqua common stock in the merger.

      Until the effective date, Centennial shareholders will be entitled to receive Centennial’s regular quarterly cash dividend. Centennial has agreed not to pay any other dividends.

      Lost Certificates. If your Centennial stock certificates have been lost, stolen, or destroyed, before you can receive the merger consideration for the shares represented by such certificates, you must submit an affidavit that the certificates have been lost, stolen or destroyed and, if required, post a reasonable bond as indemnity against any claim that may be made against Umpqua with respect to those certificates. Contact Centennial’s stock transfer agent, Mellon Shareholder Services, LLC at PO Box 3315, South Hackensack, NJ 07606 or call Mellon at (800) 522-6645, with questions regarding lost, stolen or destroyed certificates.

Treatment of Outstanding Stock Options

      As of September 15, 2002, there were options outstanding under various employee stock option plans of Centennial to purchase 1,563,279 shares of Centennial common stock at prices ranging from $1.73 to $11.46 per share.

      When the merger becomes effective, Umpqua will assume Centennial’s obligations with respect to each option outstanding under Centennial’s stock option plans. No options will be granted under the Centennial plans after completion of the merger. After completion of the merger:

•	Each option may be exercised only for Umpqua common stock.

•	Each option will become an option to purchase the number of shares of Umpqua common stock equal to the exchange ratio multiplied by the number of shares of Centennial common stock subject to such option. Following the merger, each option will continue to have the same vesting and termination schedule, except that all of Ted Winnowski’s unvested options will vest upon the closing of the merger pursuant to his existing agreements with Centennial, the options held by seven senior executives will vest upon the closing of the merger pursuant to their existing agreements with Centennial, and all unvested options held by non-employee directors of Centennial and Centennial Bank became vested in connection with the non-compete agreements to which such directors will be subject following the merger. See “The Merger — Interests of Certain Persons in the Merger” and “— Commitments of Directors.”

•	The exercise price per share of the Umpqua common stock will be an amount computed by dividing the exercise price per share of Centennial common stock by the exchange ratio.

      The above adjustments will be made in a manner that preserves the status of “incentive stock options” (as defined in section 422 of the Internal Revenue Code) to the extent applicable. No fractional shares will be issued upon exercise of Centennial options. Optionees will receive cash in lieu of fractional shares at the then-current market value.

      All previously outstanding Umpqua stock options will remain outstanding and are unaffected by the merger.

Resulting Board of Directors of Umpqua

      The merger agreement provides that the boards of directors of the combined company and of the combined bank will have 13 directors consisting of:

•	seven current Umpqua directors;

•	four current Centennial or Centennial Bank directors (one director from Salem and three from Lane County), who will be appointed to the Umpqua board commencing on the effective date of the merger; and

•	two directors from the Portland metropolitan area, who will be appointed by the continuing Umpqua and Centennial directors as soon as practicable after the merger.

Seven of the 14 current Umpqua directors will resign effective on the closing of the merger. The identity of the continuing directors has not yet been determined.

      The Umpqua board of directors is a classified board of directors with the directors serving staggered three-year terms. At the 2003 annual meeting, the directors who did not serve on the Umpqua board prior to the merger will be nominated to serve in one of the three classes (two directors in each class) for one-, two- or three-year terms.

      If a director resigns or otherwise ceases to serve as a director following the effective date of the merger and before the next annual shareholder meeting of the combined company, the Umpqua board will fill any vacancy in accordance with Umpqua’s bylaws, and as required by Oregon law, by affirmative vote of a majority of the directors then in office. If a Centennial director who, before the effective date, becomes unable to serve as an Umpqua director, the replacement director will be selected from among the remaining directors of Centennial and Centennial Bank.

      For the three-year period following the merger, Umpqua will not increase the size of its board of directors or that of Umpqua Bank without a 75% majority vote of directors, unless such increase is approved in connection with a subsequent acquisition by Umpqua.

      Information regarding current Umpqua and Centennial directors is set forth in the proxy statements for each of Umpqua’s and Centennial’s 2002 annual shareholder meetings, which are incorporated by reference into this document.

Consolidation of Umpqua Stores and Centennial Branches

      The following stores are expected to be consolidated following the Merger:

•	Centennial Bank’s branch at 1911 NE Broadway, Portland, Oregon, will consolidate into Umpqua Bank’s store at 1448 N.E. Weidler, Portland, Oregon;

•	Umpqua Bank’s store at 131 East 11th Avenue, Eugene, Oregon will consolidate into Centennial Bank’s branch at 675 Oak Street, Eugene, Oregon; and

•	Umpqua Bank’s store at 3647 18th Street, Eugene, Oregon will consolidate into Centennial Bank’s branch at 3738 West 11th Avenue, Eugene, Oregon.

Management of Umpqua

      Raymond P. Davis, President and Chief Executive Officer of Umpqua, will continue in that position with the combined company and will become Chief Executive Officer of Umpqua Bank. William A. Haden, President and Chief Executive Officer of Umpqua Bank, will serve the combined bank as a regional president. Umpqua Bank has hired David M. Edson, president of Bank of America, Idaho (1996-2000), to serve as regional president for the greater Portland area following the merger. Certain senior officers of Centennial are expected to remain with the combined company.

Representations and Warranties

      The merger agreement contains mutual representations and warranties by Umpqua and Centennial. Some of the most significant of these relate to:

•	organization, existence under state law, and general corporate power and authority;

•	capitalization;

•	corporate power and authority to enter into the merger agreement and the enforceability of the merger agreement;

•	due authorization, execution and delivery of the merger agreement;

•	the fact that neither the merger agreement nor the transactions contemplated in the merger agreement violate:

•	the articles of incorporation or bylaws of either party,

•	applicable law, or

•	material agreements;

•	governmental and third-party approvals required to complete the merger;

•	timely filing, accuracy and completeness of documents filed by each of Umpqua and Centennial with the SEC, FDIC and other regulatory entities;

•	information to be supplied for inclusion in this document;

•	the absence of undisclosed liabilities;

•	the absence of material changes or events since March 31, 2002;

•	compliance with applicable law including lending laws and regulations; and

•	pending or threatened litigation and governmental investigations.

      Centennial made additional representations to Umpqua regarding, among other things, its:

•	material contracts;

•	employee benefits and its relationship with its employees;

•	tax matters;

•	intellectual property;

•	real property; and

•	outstanding commitments.

      Insurance. The merger agreement specifically permits Centennial to purchase extended (“tail”) coverage for a period not to exceed 36 months following the effective date of the merger under Centennial’s existing directors and officers liability insurance policy. Umpqua has specifically agreed not to cancel such tail coverage and to use commercially reasonable efforts to maintain it.

Covenants and Other Agreements

      Conduct of Business Pending the Merger. Umpqua and Centennial have agreed that, prior to the effective date, except with the consent of the other party, each will:

•	continue to conduct its business only in the ordinary course;

•	use reasonable efforts to preserve its present business organization, retain its employees, and preserve the goodwill of all customers and other persons with whom it has business dealings;

•	timely file all reports including reports with the SEC, FDIC, Federal Reserve Bank, and Director of the Oregon Department of Consumer and Business Services;

•	timely file tax returns and pay taxes;

•	use reasonable efforts to apply for and receive all approvals required for completion of the merger;

•	call a special shareholder meeting to vote on the merger; and

•	provide access to the other party to its premises, books, files and records.

      Umpqua and Centennial are specifically permitted to pay regular quarterly dividends of $0.04 per share with record dates in the third and fourth quarters of 2002. Umpqua is also permitted to repurchase up to 1,000,000 shares of Umpqua common stock in accordance with its share repurchase program undertaken in compliance with SEC Rule 10b-18 and Regulation M. Umpqua has agreed to suspend repurchases during the period beginning one day before this document is mailed to shareholders and ending upon the closing of the merger. After execution of the merger agreement, Umpqua consented to Centennial continuing to acquire its shares in accordance with its share repurchase program announced in January 2002.

      Additional Covenants of Centennial. Centennial has also specifically agreed to:

•	promptly pay all accounts payable upon receipt of billings including legal, financial advisory and accounting services;

•	deliver board minutes and committee reports to Umpqua;

•	approve the plan of merger between Centennial Bank and Umpqua Bank; and

•	charge off all loans deemed to be uncollectible prior to the closing; and

•	maintain a loan loss reserve of not less than 1.73% of the total lease and loan receivables, unless waived by Umpqua. Umpqua has agreed under certain conditions to allow Centennial to lower its loan loss reserve to 1.5%.

      Additional Covenants of Umpqua. Umpqua has also specifically agreed to:

•	register shares of Umpqua common stock to be issued to Centennial shareholders and file a listing application with the Nasdaq National Market SystemTM covering such securities;

•	take all actions necessary to appoint the four Centennial directors on the effective date of the merger; and

•	ensure that, promptly after the closing, Centennial employees are permitted to participate in Umpqua’s employee benefit programs with credit for service with Centennial deemed service with Umpqua for eligibility and vesting purposes.

      Negative Covenants. Umpqua and Centennial have agreed that, without the consent of the other party, neither party will:

•	amend its articles of incorporation or bylaws or its respective subsidiaries’ articles and bylaws;

•	declare any dividend other than its regular dividend in accordance with past practice;

•	redeem, repurchase or otherwise acquire its stock other than pursuant to Umpqua’s share repurchase program (Umpqua consented to Centennial continuing to acquire its stock pursuant to Centennial’s share repurchase program);

•	commit to any shareholder distributions;

•	engage in any activity outside the ordinary course of business that could reasonably be expected to have a material adverse effect on their respective businesses;

•	knowingly violate any applicable law or regulation;

•	act in a manner that causes it to fail to comply with regulatory orders or permits;

•	violate, default or breach any contract or agreement that is material to its business; or

•	act in a manner that causes a breach of the representations and warranties in the merger agreement.

      In addition, Centennial agreed not to adopt any unusual or novel management, lending, personnel, accounting, marketing or investment policies or otherwise materially change its business practices.

      Affiliate Agreements. Centennial has delivered to Umpqua agreements signed by each of its affiliates requiring each such person to dispose of his or her shares of Centennial common stock only in compliance with the Securities Act of 1933.

      Employment Matters. Umpqua entered into an employment agreement with Ted Winnowski, President and Chief Executive Officer of Centennial and Centennial Bank, to be effective after the merger. See “The Merger — Interests of Certain Persons in the Merger” beginning on page 49.

      Umpqua has agreed to provide Centennial employees who become Umpqua employees with compensation and benefits packages and employment terms no less favorable than those made available to Umpqua and Umpqua Bank employees of similar tenure and with similar responsibilities. For purposes of vacation benefits and participation in Umpqua bonus plans, profit sharing plans and arrangements, or similar benefits, Centennial employees will receive credit for their prior service with Centennial. They will be entitled to participate in Umpqua bonus compensation plans and awards following the effective date of the merger. In addition, Centennial employees will receive benefits under Centennial bonus and profit sharing plans for 2002.

No Solicitation by Centennial of an Alternative Transaction

      The merger agreement provides that neither Centennial, Centennial Bank nor their officers, directors or agents may initiate contact with any person or entity in an effort to solicit a merger, acquisition proposal or similar transaction with a party other than Umpqua. Centennial may not provide non-public information to any other person in connection with a possible alternative transaction, except to the extent specifically authorized by its board of directors in the good faith exercise of its fiduciary duties based upon advice of its legal counsel. Centennial must notify Umpqua if it receives any alternative acquisition proposal.

Conditions to the Merger

      The merger is subject to certain conditions set forth in the merger agreement. In the event the merger has not been completed by February 28, 2003, or Centennial or Umpqua shareholders have not approved the merger by January 31, 2003, either party may terminate the merger agreement. See “— Termination” beginning on page 48.

      The merger can only occur if:

•	Centennial’s and Umpqua’s shareholders approve the merger agreement at their respective special shareholder meetings; and

•	Umpqua and Centennial procure all consents, orders and approvals required by law, and satisfy legal requirements of regulators including the FRB, the FDIC and the Director of the Oregon Department of Consumer and Business Services.

Umpqua has filed applications or waiver requests with all regulatory agencies and expects to receive the necessary approvals in due course.

      Each party’s respective obligations are conditioned on satisfaction by the other party of its obligations under the merger agreement and the above-mentioned conditions. The following additional conditions must be satisfied and events must occur before the parties will be obligated to complete the merger:

•	the representations and warranties given by each party are true in all material respects as of the effective date of the merger;

•	each party has received an opinion, updated immediately before this document is mailed to shareholders, to the effect that the transaction is fair to shareholders from a financial point of view;

•	each party has received a favorable opinion of Foster Pepper & Shefelman LLP as to the tax treatment of the merger;

•	each party has complied with its covenants in the merger agreement;

•	there has been no material adverse change in the business or financial condition of either party since March 31, 2002;

•	each party has provided the other party with a favorable opinion of counsel with respect to certain legal matters;

•	each party has received a certificate of the other party’s President and Chief Financial Officer certifying the fulfillment of conditions to completion of the merger;

•	there are no actions or proceedings commenced or threatened against any party to restrain, prohibit or invalidate the merger or restrict the operations of the business of the parties;

•	there is no banking moratorium or other suspension of payment by banks in the United States; and

•	the SEC issues an order of registration relating to, and the Nasdaq national Market systemTM lists, the shares of Umpqua common stock to be issued in the merger to Centennial shareholders.

      Waiver of Conditions. The merger agreement provides that Centennial or Umpqua may waive any condition precedent to its own obligations under the merger agreement, including any default in the performance of any obligation of the other party, and may waive the time for compliance or fulfillment of any obligation of the other party, provided that such a waiver is permitted by law.

Amendment

      The merger agreement may be amended at any time prior to the effective date upon approval of each party’s board of directors, except that amendments that increase the amount or modify the form of consideration to be received by the Centennial shareholders must be approved by Umpqua shareholders and amendments that decrease the amount or modify the form of consideration to be received by the Centennial shareholders must be approved by Centennial shareholders.

Termination

      The merger agreement may be terminated, and the merger abandoned, at any time prior to the effective date:

•	By the mutual consent of both Centennial and Umpqua for any reason;

•	By either Centennial or Umpqua any time after February 28, 2003, if the merger has not been consummated by that date through no fault of the terminating party;

•	By either Centennial or Umpqua if shareholders of Centennial or Umpqua shall not have approved the merger prior to January 31, 2003;

•	By Centennial, with written notice at least 48 hours before the projected effective date of the merger, if the weighted average sales price of Umpqua common stock is less than $15.25 per share for the 20 consecutive trading days ending on and including the fifth calendar day preceding the projected closing date and Umpqua, in its sole discretion, does not increase the exchange ratio to ensure a minimum exchange value of $8.148 of Umpqua stock for each Centennial share;

•	By Umpqua, with written notice at least 48 hours before the projected effective date of the merger, if the weighted average sales price of Umpqua common stock is more than $20.00 for the 20 consecutive trading days ending on and including the fifth calendar day preceding the projected closing date and Centennial, in its sole discretion, does not decrease the exchange ratio to limit the maximum exchange value to $10.686 of Umpqua stock for each Centennial share. Umpqua cannot terminate under this provision if Umpqua has entered into an agreement to be acquired or a public announcement of a proposal to acquire Umpqua or Umpqua Bank has been made;

•	By either Centennial or Umpqua in the event of a material breach by the other party of its representations, warranties, covenants, or agreements contained in the merger agreement; or

•	By Centennial upon advice of its legal counsel that the fiduciary duties of its directors require that Centennial do so (a “Fiduciary Out”).

      Effect of Termination. If the merger agreement is terminated by the mutual consent of both parties, or because the merger has not been completed by February 28, 2003, through no fault of the terminating party, the merger agreement will be void and neither party will have further liability.

      If the merger agreement is terminated by either party as a result of the failure of Centennial’s shareholders to approve the merger by January 31, 2003 (provided that no failure or any covenant, condition, representation or warranty on the part of Umpqua shall have contributed to the failure of Centennial’s shareholders to approve the merger), or by Umpqua due to Centennial’s material misrepresentation or breach, or by Centennial pursuant to its Fiduciary Out, then Centennial must pay the reasonable expenses up to $500,000 incurred by Umpqua in connection with negotiating and performing its obligations under the merger agreement.

      Umpqua must pay Centennial’s reasonable expenses up to $500,000 if: (1) either party terminates the merger agreement due to the failure of Umpqua’s shareholders to approve the merger by January 31, 2003, provided that no failure of any covenant, condition, representation or warranty on the part of Centennial shall have contributed to the failure of Umpqua’s shareholders to approve the merger; or (2) Centennial terminates the merger agreement due to Umpqua’s material misrepresentation or breach.

      In addition, if either Umpqua or Centennial terminates the merger agreement as a result of the other party’s willful failure to comply with any of such party’s material covenants in the agreement, the breaching party will pay the terminating party an additional $2 million.

      Centennial must pay a $5 million termination fee to Umpqua if Centennial terminates the merger agreement and enters into an alternative acquisition transaction prior to December 31, 2003 and the alternative acquisition transaction had been proposed:

•	prior to or at the time of Centennial’s special shareholder meeting; or

•	when Umpqua gave notice of termination due to the weighted average sales price of its shares being greater than $20.00.

Under either of such circumstances, Umpqua must have complied with its covenants in the merger agreement and must have satisfied certain of its conditions to the closing of the merger. If, in connection with the termination of the merger agreement, Centennial pays any of Umpqua’s expenses or pays the additional $2 million to Umpqua as a result of Centennial’s material breach of the agreement, the $5 million termination fee will be reduced by such payments.

      If Umpqua exercises its option under the stock option agreement to purchase shares of Centennial’s common stock, Umpqua will waive its right to receive the $5 million cash payment (see “The Merger — Umpqua Stock Option Agreement” beginning on page 54).

Effective Date of the Merger

      The merger will become effective when Umpqua files articles of merger with the Oregon Secretary of State. Umpqua will file the articles of merger as promptly as practical on or after the date upon which all the conditions to the merger are satisfied or duly waived or at such time and date as Centennial and Umpqua agree. The parties currently anticipate that the merger will be completed during November 2002.

Interests of Certain Persons in the Merger

      When considering the recommendations of the Centennial board of directors, you should be aware that some members of Centennial’s management and board of directors may be deemed to have interests different from, or in conflict with, your interests. The Centennial board of directors was aware of these interests and considered them, among other matters, in approving the merger.

      Continuation of Persons as Directors and Executive Officers. The merger agreement provides that four current directors of Centennial or Centennial Bank will serve after the effective date as directors of the combined company. See “The Merger — Resulting Board of Directors of Umpqua” beginning on page 43. Also, certain executive officers of Centennial are expected to continue as employees of Umpqua following the effective date.

      Executive Employment Agreement. Umpqua and Ted Winnowski have entered into an employment agreement to be effective following the closing of the merger. The agreement provides that Mr. Winnowski will be employed for one year following completion of the merger. He will receive an annual salary of $150,000, which will be paid into a non-qualified supplemental retirement plan with annual payments to be made to Mr. Winnowski commencing January 2007 through January 2016. Mr. Winnowski will not participate in Umpqua’s incentive or equity-based compensation plans. He has agreed to assist in the integration of the two banks and following the integration to assist in special projects not exceeding 20 hours per month. The agreement also provides for a six-month noncompete period following termination of Mr. Winnowski’s employment term, during which time Mr. Winnowski cannot own more than 3% of, work for, or consult with any financial services company doing business within 50 miles of any Umpqua Bank store at the time of the termination.

      Existing Employment Agreement. Centennial Bank and Mr. Winnowski entered into an employment agreement dated as of July 29, 1997, which is due to expire December 31, 2002, and provides that, among other things, upon a change-in-control, Mr. Winnowski’s unvested stock options will immediately vest and he will receive a payment equal to approximately 2.5 times his base salary and bonus. Centennial Bank and Mr. Winnowski entered into an amendment to his employment agreement, which provides for:

•	the extension of his term of employment to the later of:

•	December 31, 2002; or

•	the earlier of termination or completion of the merger;

•	reduction of the amount of the change-in-control payment to avoid treatment of the payment as an excess parachute payment, as defined by section 280G of the Internal Revenue code (the change-in-control payment under the amendment is approximately $825,000); and

•	deferral of the change-in-control payment pursuant to a non-qualified supplemental retirement plan to be established by Centennial Bank with an independent third-party trustee, with annual payments to be made to Mr. Winnowski commencing January 2007 through January 2016.

      Change-in-Control Agreements. The following seven senior executives of Centennial entered into Severance Agreements with Centennial on May 15, 2001, as amended on June 3, 2002, except that Steven D. Rice, Executive Vice President, entered into his agreement on May 15, 2002, shortly after his employment with Centennial began:

•	Collin L. Alspach, Senior Vice President

•	Jesse D. Averrette, Senior Vice President

•	Dennis P. Huserik, Executive Vice President

•	Neal T. McLaughlin, Executive Vice President and Chief Financial Officer

•	Loretta J. Morse, Senior Vice President

•	Steven L. Philpott, General Counsel

•	Steven D. Rice, Executive Vice President

      Under these agreements, if the executive’s employment is terminated except “for cause,” or if the executive leaves “for good reason,” within one year after a change-in-control, or if the executive leaves for any reason during the 30-day period immediately after the first anniversary of the change-in-control, the executive will be entitled to:

•	receive a lump sum payment in cash within five business days of termination equal to 150% of the executive’s current base salary plus any bonus or incentive compensation earned for the immediately preceding calendar year (the aggregate amount of potential severance payments under these agreements is approximately $1,250,000); and

•	become fully vested in any qualified and nonqualified benefit plans.

      Further, all options held by such senior executives would fully vest upon a change-in-control. The merger with Umpqua would be a change-in-control.

      Possible reasons for the executive leaving for good reason include, among others, a change in position, an adverse change in scope of duties or compensation, and relocation. Termination for cause includes termination for fraud, embezzlement, theft, intentional harm to Centennial or its property, competing with Centennial, and disclosure of trade secrets. The executive is not entitled to a severance payment or termination benefits upon death or disability.

      Stock Options. The Centennial stock options that are outstanding as of the completion of the merger will continue to be outstanding but thereafter will constitute options to acquire shares of Umpqua common stock, with the number of shares of Umpqua common stock underlying the options and the exercise prices thereof determined based on the exchange ratio in accordance with the terms of the merger agreement. Shortly after approval of the merger agreement and as permitted by the option agreements, the Centennial Compensation Committee accelerated the vesting of all unvested stock options held by non-employee directors.

Commitments of Directors

      Each director of Umpqua, Centennial and Centennial Bank has agreed to vote all of his or her shares for the merger agreement. Each director has agreed to recommend (subject to their fiduciary duties) approval of the merger agreement by their respective shareholders. Further, except with the consent of Umpqua, each non-employee director of Centennial and Centennial Bank has agreed that, for two years following service on the board of directors of Centennial, he or she will not be associated in any way with any insured depository (other than Umpqua or its affiliates) with branches in Oregon. In connection with the Centennial and Centennial Bank directors’ non-compete commitments, all of their unvested stock options granted to them for their service on the board of directors were accelerated and may be exercised at anytime prior to expiration of the options under the option agreements.

Material United States Federal Income Tax Consequences of the Merger

      Generally. The merger is intended to qualify as a tax-free reorganization under Section 368(a)(1)(A) of the Internal Revenue Code of 1986 (the “Code”) for federal income tax purposes. The following discussion does not deal with all federal income tax considerations that may be relevant to certain categories of Centennial shareholders such as:

•	dealers in securities;

•	insurance companies;

•	tax-exempt organizations;

•	foreign persons;

•	shareholders who are subject to alternative minimum tax;

•	shareholders who hold their shares as part of a hedge, straddle, or other risk-reduction transaction; or

•	shareholders who acquired their Centennial common stock through stock options or otherwise as compensation.

In addition, it does not address the tax consequences of the merger under foreign, state, or local tax laws or the tax consequences of transactions completed before or after the merger, such as the exercise of options or rights to purchase Centennial common stock in anticipation of the merger. The discussion is based on the Code, applicable Treasury Regulations, judicial decisions, and administrative rulings and practice, all as of the date of this document, all of which are subject to change. Any such change could be applied to transactions that were completed before the change, and could affect the accuracy of the statements and conclusions in this discussion and the tax consequences of the merger to Umpqua, Centennial and you.

      You are urged to consult your own tax advisors regarding the tax consequences to you of the merger based on your own circumstances, including the applicable federal, state, local, and foreign tax consequences to you of the merger.

      Tax Opinion. A condition of the merger is the receipt by the parties of an opinion from Foster Pepper & Shefelman LLP, counsel to Umpqua, that the merger will constitute a tax-free reorganization for federal income tax purposes. That opinion will not bind the Internal Revenue Service or preclude the Internal Revenue Service from adopting a contrary position. The opinion will be based upon certain facts and assumptions, and on specific representations and assurances made by Umpqua and Centennial. Neither

Umpqua nor Centennial has requested or will request a ruling from the Internal Revenue Service with regard to any of the tax consequences of the merger.

      The Foster Pepper & Shefelman LLP opinion will state that the transactions contemplated by the merger agreement will be reorganizations within the meaning of Section 368(a) of the Code; that the parties to the agreement and to the plans of merger will each be “a party to a reorganization” within the meaning of Section 368(b) of the Code; that no gain or loss will be recognized by Umpqua, Umpqua Bank, Centennial or Centennial Bank as a result of the merger or by Centennial shareholders who receive only Umpqua stock in the merger (except with respect to cash, if any, received instead of fractional shares of Umpqua common stock); that taxable gain (but not taxable loss) will be recognized by the shareholders of Centennial who exchange their Centennial common stock for Umpqua common stock and cash in an amount equal to the lesser of the (a) difference between (i) the fair market value of all Umpqua common stock and cash received in the exchange (other than cash received instead of a fractional share) and (ii) your basis in your Centennial common stock, and (b) the amount of cash received in the exchange (a portion of which gain might constitute a dividend rather than capital gain); that the aggregate tax basis in the Umpqua common stock to be received by the recipients will be the same as the aggregate tax basis in their Centennial common stock exchanged in the merger, decreased by the amount of cash (except for cash, if any, received for any fractional share interests) received in the exchange, and increased by the amount of any gain recognized on the exchange; and that, provided the Centennial common stock exchanged was held as a capital asset on the effective date of the merger, the holding period of the Umpqua common stock to be received will include the holding period of the Centennial common stock previously held, prior to the effective date.

      Consequences to Centennial Shareholders. The tax consequences of the merger to you will depend upon the form of consideration you receive. Based on the assumption that the merger will constitute a reorganization, and subject to the limitations and qualifications referred to in this discussion, the following U.S. federal income tax consequences will result from the merger:

•	If you exchange your shares of Centennial common stock solely for Umpqua common stock (and cash received instead of a fractional share), you will not recognize any gain or loss, except with respect to the cash received instead of a fractional share.

•	If you exchange your shares of Centennial common stock solely for cash, you will generally recognize gain or loss equal to the difference between the amount of cash received and your basis in your Centennial common stock. The gain or loss generally will be long-term capital gain or loss if your holding period is more than one year at the effective time of the merger.

•	If you exchange your shares of Centennial common stock for Umpqua common stock and cash (other than cash received instead of a fractional share), you will generally recognize gain (but not loss) in an amount equal to the lesser of:

•	the difference between (1) the fair market value of all Umpqua common stock and cash received in the exchange (other than cash received instead of a fractional share) and (2) your basis in your Centennial common stock; and

•	the amount of cash received in the exchange (other than cash received instead of a fractional share).

      The aggregate initial tax basis of the Umpqua common stock received by you in the merger, if any, will be equal to the aggregate tax basis of the Centennial common stock exchanged for the Umpqua common stock, decreased by the amount of cash (other than cash received instead of a fractional share) received in the exchange (if any), and increased by the amount of any gain recognized in the exchange.

      Cash Received Instead of a Fractional Share. If you receive cash in lieu of a fractional share of Umpqua common stock, you will generally recognize gain or loss in an amount equal to the difference between:

•	the amount of cash received in lieu of a fractional share and

•	your basis allocated to the fractional share, determined in the manner described in the immediately preceding paragraph.

      Holding Period. The holding period of the Umpqua common stock you receive in the merger, if any, will include the period for which you held your Centennial common stock, provided that you held your Centennial common stock as a capital asset at the time of the merger.

      Withholding. Cash payments in respect of Centennial common stock or a fractional share of Umpqua common stock may be subject to information reporting to the Internal Revenue Service and to a backup withholding tax. Backup withholding will not apply to a payment made to you if you complete and sign the substitute Form W-9 that will be included as part of the election form and transmittal letter, or you otherwise prove to Umpqua and its exchange agent that you are exempt from backup withholding.

      Reporting and Recordkeeping Requirements. If you exchange shares of Centennial common stock in the merger for Umpqua common stock, or for a combination of Umpqua common stock and cash, you are required to retain records of the transaction, and to attach to your federal income tax return for the year of the merger a statement setting forth all relevant facts with respect to the nonrecognition of gain or loss upon the exchange. At a minimum, the statement must include:

•	your tax basis in the Centennial common stock surrendered; and

•	the amount of cash (if any) and the fair market value, as of the effective date of the merger, of the Umpqua common stock received in exchange therefor.

Accounting Treatment

      We intend to treat the merger as a purchase for reporting purposes under accounting principles generally accepted in the United States. Under the purchase method of accounting, Centennial assets and liabilities will be recorded at their respective fair market values as of the closing date of the merger and added to Umpqua’s assets and liabilities. Financial statements and reported results of operations of Umpqua after the closing date will reflect these values, but will not be restated retroactively to reflect the historical financial position or results of operations of Centennial. The excess of the purchase consideration over the fair values of the assets and liabilities of Centennial will be recorded as goodwill, which may be charged off against earnings in the future if the goodwill is subsequently determined to be impaired in accordance with applicable accounting rules. The goodwill will be tested for impairment on at least an annual basis.

Dissenters’ Appraisal Rights

      Under Oregon law, Umpqua and Centennial shareholders do not have the right to dissent from the merger and obtain payment for the appraised value of their shares.

Resales of Stock by Affiliates

      The Umpqua common stock to be issued in the merger will be freely transferable by Centennial shareholders. However, Centennial affiliates (controlling persons), such as all directors, executive officers and holders of more than 10% of Centennial’s outstanding stock immediately prior to the merger, may not sell their Umpqua shares received in the merger:

•	except pursuant to an effective registration statement under the Securities Act of 1933;

•	except pursuant to the provisions of Rules 144 and 145(d) under the Securities Act; or

•	unless an opinion of counsel reasonably satisfactory to Umpqua states that those shares may be sold pursuant to an exemption from registration.

Expenses

      The merger agreement provides, in general, that each party will pay its own expenses in connection with the merger, including fees and expenses of its own financial and other consultants, accountants, and legal counsel except under termination events as discussed under “The Merger — Termination” beginning on page 48. Upon completion of the merger, other expenses, including severance payments, will be paid by Umpqua.

Umpqua Stock Option Agreement

      At the time the parties signed the merger agreement, Centennial and Umpqua executed a stock option agreement pursuant to which Centennial granted to Umpqua an option to purchase, under specified conditions, 4,911,757 shares of Centennial common stock (which represent approximately 20.2% of the shares of Centennial common stock outstanding at September 15, 2002). The number of shares and the option price under the stock option agreement would be proportionately adjusted in the event of any stock dividends, split-ups, mergers, recapitalizations, combinations, subdivisions, conversions, exchanges of shares, or the like, relating to Centennial. The parties entered into the stock option agreement to increase the likelihood that the merger will be consummated by making it more difficult and more expensive for another person to control or acquire Centennial. The stock option agreement gives Umpqua the right to purchase the shares at a price of $9.35 per share in cash.

      Umpqua could exercise the option in whole or in part, subject to regulatory approval and certain notice requirements, if:

•	Centennial enters into an agreement, or its board recommends to shareholders or enters into an agreement, pursuant to which any entity, person or group would:

•	merge or consolidate with Centennial and Centennial shareholders would hold less than 50% of the stock of the surviving entity;

•	acquire 50% or more of the assets or liabilities of Centennial or Centennial Bank; or

•	purchase or otherwise acquire securities representing 50% or more of the voting shares of Centennial or Centennial Bank;

•	any person who does not currently own 10% of Centennial acquires beneficial ownership of more than 15% of the voting securities of Centennial (or more than 25% if “control” is not presumed); or

•	with certain exceptions, Centennial’s board fails to recommend or withdraws its recommendation of the merger; or

•	the shareholders of Centennial fail to approve the merger after any person:

•	announces publicly or communicates in writing an alternative acquisition transaction (as defined); or

•	publicly communicates an intention to acquire 50% or more of the voting shares of Centennial or elect a majority of its board of directors from persons who are not presently directors of Centennial.

      Umpqua cannot exercise the stock option if it elects to receive the $5 million termination fee provided for in the merger agreement. See “The Merger — Termination” beginning on page 48.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

      The following unaudited pro forma condensed combined financial statements give effect to the merger of Umpqua and Centennial on a purchase accounting basis. The unaudited pro forma condensed combined balance sheet assumes the merger took place on June 30, 2002. The unaudited pro forma condensed combined statements of income assume the merger was consummated as of the beginning of the first period presented.

      These unaudited pro forma condensed combined financial statements should be read in conjunction with the historical consolidated financial statements and the related notes thereto of Umpqua and Centennial incorporated by reference into this document. See “Incorporation of Documents by Reference beginning on page 65.”

      The unaudited pro forma condensed combined statements of income are not necessarily indicative of operating results which would have been achieved had the merger been consummated as of the beginning of the first period presented and should not be construed as representative of future operations.

      The unaudited pro forma condensed combined financial information has been prepared under the purchase method of accounting and is based on the historical consolidated financial statements of Umpqua and Centennial. Certain amounts in the historical consolidated financial statements of Centennial have been reclassified to conform to Umpqua’s historical consolidated financial presentation. The pro forma adjustments represent management’s best estimate based on available information at this time. These adjustments may change as additional information becomes available.

      Merger and Integration Costs. In connection with the merger, the combined company expects to incur pre-tax merger-related costs of $10.7 million ($7.6 million, after taxes), $2.0 million of which is expected to occur within nine months after closing, with the remaining $8.7 million to be capitalized in the purchase price. The estimated costs are expected to include $3.2 million in severance and continuance payments, $3.0 million in professional fees (primarily investment banking fees, accountant fees and legal costs), $2.0 million in write-offs of duplicate equipment and other capital assets, $1.5 million related to contract termination fees and $1.0 million of other costs.

      These amounts, net of tax, are reflected in the unaudited pro forma condensed combined balance sheet as of June 30, 2002. These adjustments are not reflected in the unaudited pro forma condensed combined statements of income, as they are not expected to have a continuing impact on Umpqua. These amounts will be recorded in Umpqua’s future financial statements in accordance with accounting principles generally accepted in the United States.

      Capital. In conjunction with the transaction, it is assumed Umpqua will exchange 0.5343 of a share of Umpqua stock for each of 16,043,500 shares of common stock of Centennial (representing approximately 65% as of June 30, 2002) and cash of $9.35 for each of the remaining Centennial shares. Centennial had 24,621,697 shares outstanding as of June 30, 2002. The common stock has been adjusted to reflect the cancellation of Centennial’s common stock with the closing of the transaction and the value of Umpqua stock to be issued, determined as of July 22, 2002, the date of the merger agreement ($15.63 per share), with additional adjustments for the fair value of stock options that Umpqua will assume, unvested stock option amortization expense and certain merger costs to be capitalized in goodwill.

      Issuance of Trust Preferred Securities. The purchase price for the approximate 8,578,197 shares of Centennial shares assumed to be converted into cash at $9.35 per share totals approximately $80.2 million. Umpqua anticipates that the majority of these funds will be raised through the issuance of trust preferred securities. In preparing these statements, Umpqua assumed that its effective pre-tax interest rate on such securities would be 6.50%. Current variable rates based upon pending commitments and the latest LIBOR index would result in an effective rate of less than 5.50%. No adjustment has been recorded for the use of Umpqua funds as part of the cash purchase price as the loss of interest income and the reduction of interest expense on the trust preferred securities are deemed to be immaterial.

      Regulatory Capital. Trust preferred securities consist of preferred stock issued by a wholly owned subsidiary business trust that uses the proceeds of the issuance to purchase subordinated debentures issued by Umpqua. The dividends paid on the preferred stock are funded by and substantially equal to the interest payments on the subordinated debentures. Umpqua will realize a deduction for income tax purposes of the interest cost and may contribute the net proceeds to Umpqua Bank. The net proceeds qualify as capital for regulatory capital purposes.

      Operating Costs Savings and Revenue Enhancements. Umpqua expects to achieve pre-tax cost savings and revenue enhancements of $5.7 million through consolidation of data processing and back office functions, and reduced professional fees. No adjustment has been included in the unaudited pro forma condensed combined financial information for the anticipated cost savings or revenue enhancements. There can be no assurance that the cost savings or revenue enhancements will be achieved in the amounts or at the times anticipated.

	June 30, 2002

	Umpqua
	Holdings	Centennial	Pro Forma			Pro Forma
	Corporation	Bancorp	Adjustments			Combined

	(Dollars in thousands)
Cash and balances due from banks	$53,423	$55,396		$(9,709	)(1)	$99,110
Fed funds sold and interest-bearing deposits	86,600	20,000				106,600
Investment securities held to maturity	20,074	—				20,074
Investment securities available for sale	177,246	91,946				269,192
Trading account assets	2,770	—				2,770
Mortgage loans held for sale	21,414	10,263				31,677
Loans receivable	1,051,008	611,734		1,500	(2)	1,664,242
Less: Allowance for loan losses	(14,698)	(12,226)				(26,924)
Federal Home Loan Bank stock, at cost	8,415	6,431				14,846
Premises and equipment, net	39,264	15,108		(1,960	)(2)	52,412
Mortgage servicing rights	7,068	250				7,318
Goodwill and other intangibles	26,117	7,131		125,109	(3)	158,357
Other assets	11,010	14,488				25,498

Total assets	$1,489,711	$820,521		$114,940		$2,425,172

Demand deposits, noninterest-bearing	$296,899	$128,910	$			$425,809
Demand deposits, interest-bearing	517,250	249,312				766,562
Time deposits	463,937	319,821				783,758

Total deposits	1,278,086	698,043		—		1,976,129
Borrowed funds	50,285	17,162		70,497	(4)	137,944
Other liabilities	15,963	4,844		7,183	(5)	27,990

Total liabilities	1,344,334	720,049		77,680		2,142,063
Stock and surplus	93,951	25,070		112,662	(6)	231,683
Retained earnings	48,675	74,703		(74,703	)(7)	48,675
Accumulated other comprehensive income	2,751	699		(699	)(7)	2,751

Total shareholders’ equity	145,377	100,472		37,260		283,109

Total liabilities and shareholders’ equity	$1,489,711	$820,521		$114,940		$2,425,172

(1)	Net trust preferred proceeds of $70.5 million, less $80.2 million paid to Centennial shareholders.

(2)	Fair value adjustments.

(3)	New goodwill of $128 million plus new core deposit intangible of $4.9 million, less existing Centennial FAS 72 intangible assets of $7.2 million.

(4)	Gross trust preferred issued of $72.6 million, less $2.1 million in issuance costs.

(5)	Merger-related cost accrual of $8.7 million less deferred tax adjustments.

(6)	Remove Centennial stock and surplus; add value of consideration paid via stock issuance from Umpqua.

(7)	Remove Centennial retained earnings and accumulated other comprehensive income.

	For the Six Months Ended June 30, 2002

	Umpqua
	Holdings	Centennial	Pro Forma		Pro Forma
	Corporation	Bancorp	Adjustments		Combined

	(Dollars in thousands except per share data)
Interest and fee income on loans	$40,192	$26,139	$(133	)(1)	$66,198
Interest on taxable investment securities	4,270	1,695	(117	)(1)	5,848
Interest on tax-exempt investment securities	1,450	478			1,928
Other interest income	302	176			478

Total interest income	46,214	28,488	(250)		74,452
Interest on deposits	10,382	6,576			16,958
Interest on borrowed funds	741	303	2,360	(2)	3,404

Total interest expense	11,123	6,879	2,360		20,362

Net interest income	35,091	21,609	(2,610)		54,090
Provision for loan and lease losses	1,604	3,750			5,354

Net interest income after provision for loan and lease losses	33,487	17,859	(2,610)		48,736
Noninterest income:
Service fees	3,961	1,270			5,231
Brokerage commissions and fees	4,505	—			4,505
Mortgage banking revenue, net	3,895	667			4,562
Other	120	1,340			1,460

Total noninterest income	12,481	3,277	—		15,758
Noninterest expense:
Salaries and benefits	17,277	7,773	83	(3)	25,133
Occupancy and equipment expense	4,312	2,151	(98	)(4)	6,365
Intangible amortization	209	326	486	(5)	1,021
Communications	1,535	303			1,838
Marketing	871	475			1,346
Professional services	2,421	616			3,037
Supplies	818	211			1,029
Merger expenses	1,520	—			1,520
Other	2,363	1,563			3,926

Total noninterest expense	31,326	13,418	471		45,215
Income before income tax	14,642	7,718	(3,081)		19,279
Provision for income tax	5,399	2,960	(1,210)		7,149

Net income	$9,243	$4,758	$(1,871)		$12,130

Earnings per common share:
Basic	$0.46	$0.19			$0.42
Diluted	$0.46	$0.19			$0.42
Weighted average shares — basic	20,001,545	24,796,345
Weighted average shares — diluted	20,251,045	25,308,822

(1)	Fair value adjustment amortization.

(2)	Interest cost on trust preferred issuance.

(3)	Unvested option amortization expense.

(4)	Reduced depreciation resulting from fixed asset write-down.

(5)	Core deposit intangible amortization.

	For the Six Months Ended June 30, 2001

	Umpqua
	Holdings	Centennial	Pro Forma		Pro Forma
	Corporation	Bancorp	Adjustments		Combined

	(Dollars in thousands except per share data)
Interest and fee income on loans	$36,038	$36,307	$(133	)(1)	$72,212
Interest on taxable investment securities	4,872	1,534	(117	)(1)	6,289
Interest on tax-exempt investment securities	1,649	415			2,064
Other interest income	1,186	279			1,465

Total interest income	43,745	38,535	(250)		82,030
Interest on deposits	16,407	13,581			29,988
Interest on borrowed funds	1,199	986	2,360	(2)	4,545

Total interest expense	17,606	14,567	2,360		34,533

Net interest income	26,139	23,968	(2,610)		47,497
Provision for loan and lease losses	823	1,925			2,748

Net interest income after provision for loan and lease losses	25,316	22,043	(2,610)		44,749
Noninterest income:
Service fees	3,831	920			4,751
Brokerage commissions and fees	3,963	—			3,963
Mortgage banking revenue, net	2,050	530			2,580
Other	1,115	1,499			2,614

Total noninterest income	10,959	2,949	—		13,908
Noninterest expense:
Salaries and benefits	14,563	8,509	83	(3)	23,155
Occupancy and equipment expense	3,975	2,054	(98	)(4)	5,931
Intangible amortization	535	344	486	(5)	1,365
Communications	1,432	279			1,711
Marketing	868	408			1,276
Professional services	1,687	639			2,326
Supplies	847	218			1,065
Merger expenses	968	—			968
Other	2,088	1,560			3,648

Total noninterest expense	26,963	14,011	471		41,445
Income before income tax	9,312	10,981	(3,081)		17,212
Provision for income tax	3,449	4,157	(1,210)		6,396

Net income	$5,863	$6,824	$(1,871)		$10,816

Earnings per common share:
Basic	$0.31	$0.27			$0.39
Diluted	$0.31	$0.26			$0.39
Weighted average shares — basic	18,894,000	25,269,726
Weighted average shares — diluted	19,072,000	25,843,952

(1)	Fair value adjustment amortization.

(2)	Interest cost on trust preferred issuance.

(3)	Unvested option amortization expense.

(4)	Reduced depreciation resulting from fixed asset write-down.

(5)	Core deposit intangible amortization.

	For the Twelve Months Ended December 31, 2001

	Umpqua
	Holdings	Centennial	Pro Forma		Pro Forma
	Corporation	Bancorp	Adjustments		Combined

	(Dollars in thousands except per share data)
Interest and fee income on loans	$73,222	$67,706	$(267	)(1)	$140,661
Interest on taxable investment securities	9,220	2,961	(233	)(1)	11,948
Interest on tax-exempt investment securities	2,737	856			3,593
Other interest income	2,859	1,055			3,914

Total interest income	88,038	72,578	(500)		160,116
Interest on deposits	30,155	22,672			52,827
Interest on borrowed funds	2,254	1,232	4,720	(2)	8,206

Total interest expense	32,409	23,904	4,720		61,033

Net interest income	55,629	48,674	(5,220)		99,083
Provision for loan and lease losses	3,190	3,950			7,140

Net interest income after provision for loan and lease losses	52,439	44,724	(5,220)		91,943
Noninterest income:
Service fees	7,768	1,923			9,691
Brokerage commissions and fees	8,309	—			8,309
Mortgage banking revenue, net	5,106	1,578			6,684
Other	2,215	2,679			4,894

Total noninterest income	23,398	6,180	—		29,578
Noninterest expense:
Salaries and benefits	30,260	16,712	166	(3)	47,138
Occupancy and equipment expense	8,263	4,115	(196	)(4)	12,182
Intangible amortization	1,134	688	971	(5)	2,793
Communications	2,633	584			3,217
Marketing	1,580	618			2,198
Professional services	4,025	1,509			5,534
Supplies	1,650	429			2,079
Merger expenses	6,610	—			6,610
Other	4,711	3,295			8,006

Total noninterest expense	60,866	27,950	941		89,757
Income before tax and minority interest	14,971	22,954	(6,161)		31,764
Provision for income tax	6,406	8,748	(2,420)		12,734

Income before minority interest	8,565	14,206	(3,741)		19,030
Income to minority interest	(15)	—			(15)

Net income	$8,550	$14,206	$(3,741)		$19,015

Earnings per common share:
Basic	$0.46	$0.56			$0.69
Diluted	$0.45	$0.55			$0.68
Weighted average shares — basic	18,781,813	25,175,330
Weighted average shares — diluted	18,898,899	25,716,723

(1)	Fair value adjustment amortization.

(2)	Interest cost on trust preferred issuance.

(3)	Unvested option amortization expense.

(4)	Reduced depreciation resulting from fixed asset write-down.

(5)	Core deposit intangible amortization.

DESCRIPTION OF CAPITAL STOCK

Umpqua

      Umpqua’s articles of incorporation authorize the issuance of up to 100 million shares of common stock without par value and 2 million shares of preferred stock without par value. As of September 15, 2002, there were 20,151,643 shares of common stock outstanding. Following the merger, a total of approximately 28,723,685 shares are expected to be outstanding, assuming an exchange ratio of 0.5343. No preferred shares have been issued. The terms of the preferred stock are not established in the articles of incorporation, but may be designated in one or more series by the board of directors when the shares are issued.

      Each outstanding share of common stock has the same relative rights as each other share of common stock, including rights to the net assets of Umpqua upon liquidation. Each share is entitled to one vote on matters submitted to a vote of shareholders. Holders of common stock are not entitled to preemptive rights and may not cumulate votes in the election of directors. All issued and outstanding shares are, and all shares to be issued to Centennial shareholders pursuant to the merger will be, fully paid and non-assessable.

      The board of directors is authorized to issue or sell additional capital stock of Umpqua, at its discretion and for fair value, and to issue future cash or stock dividends, without prior shareholder approval, except as otherwise required by law or the listing requirements of the Nasdaq National Market.

      A total of 959,870 shares of common stock were reserved for issuance under Umpqua’s existing 2000 Stock Option Plan, of which 323,786 shares were subject to options outstanding as of September 15, 2002. An additional 553,954 shares are subject to options under Umpqua’s 1995 Stock Option Plan, but no further grants will be made under this plan. The maximum number of options, which may be issued pursuant to the 2000 Stock Option Plan is limited to 10% of Umpqua’s outstanding shares, excluding shares issued upon exercise of previously granted options. Approximately 835,260 Umpqua shares will be subject to options granted to Centennial stock option holders under Centennial’s stock option plans, which will be assumed by Umpqua.

      Dividend Rights. Under the Oregon Bank Act and the Federal Deposit Insurance Act, Umpqua Bank is subject to restrictions on the payment of cash dividends to Umpqua. A bank may not pay cash dividends if that payment would reduce the amount of its capital below that necessary to meet minimum applicable regulatory capital requirements. In addition, the amount of the dividend may not be greater than its net unreserved retained earnings, after first deducting to the extent not already charged against earnings or reflected in a reserve, all bad debts, which are debts on which interest is unpaid and past due at least six months; all other assets charged off as required by the Director of the Oregon Department of Consumer and Business Services or state or federal examiner; and all accrued expenses, interest and taxes. Regulatory authorities are authorized to suspend or prohibit banks and bank holding companies from paying dividends that would cause the banks or holding companies to be undercapitalized for safe and sound operations. Umpqua is not currently subject to any regulatory restrictions on dividends other than those noted above.

      The board of directors’ dividend policy is to review Umpqua’s financial performance, capital adequacy, regulatory compliance and cash resources on a quarterly basis, and, if such review is favorable, to declare and pay a cash dividend to shareholders. Although Umpqua expects to continue to pay cash dividends, future dividends are subject to these limitations and to the discretion of the board.

Centennial

      Centennial’s articles of incorporation authorize the issuance of up to 50 million shares of common stock without par value, 5 million shares of voting preferred stock without par value and 5 million shares of nonvoting preferred stock without par value. As of September 15, 2002, there were 24,352,173 shares of common stock outstanding. No preferred shares have been issued. Except for one vote per share of voting preferred stock, the terms of the preferred stock are not established in the articles of incorporation, but may be designated in one or more series by the board of directors when the shares are issued.

      Each outstanding share of common stock has the same relative rights as each other share of common stock, including rights to the net assets of Centennial upon liquidation. Each share is entitled to one vote on matters submitted to a vote of shareholders. Holders of common stock are not entitled to preemptive rights and may not cumulate votes in the election of directors.

      The board of directors is authorized to issue or sell additional capital stock of Centennial, at its discretion and for fair value, and to issue future cash or stock dividends, without prior shareholder approval, except as otherwise required by law or the listing requirements of the Nasdaq National Market.

      A total of 2,166,137 shares of common stock were reserved for issuance under Centennial’s stock option plans, of which 1,563,279 shares were subject to options outstanding as of September 15, 2002.

Anti-Takeover Provisions

      Umpqua’s articles of incorporation authorize the board of directors, when evaluating a merger, tender offer or exchange offer, to consider the social, legal and economic effects on employees, customers and suppliers of the company, and on the communities and geographical areas in which the company operates, as well as the state and national economies and the short- and long-term interests of the company and its shareholders. This provision may be amended only by the affirmative vote of at least 75% of the outstanding shares. Such provision may have the effect of discouraging potential acquirors, and may be considered an anti-takeover defense. Under the Oregon Business Corporation Act, a proposed merger or plan of exchange requires the approval of the board of directors and the affirmative vote of a majority of the outstanding shares.

      The articles of incorporation for both companies contain certain provisions that could make more difficult their acquisition by means of an unsolicited tender offer or proxy contest. The articles of incorporation of both companies authorize the issuance of voting preferred stock, which, although intended primarily as a financing tool and not as a defense against takeovers, could potentially be used by management to make uninvited attempts to acquire control more difficult by, for example, diluting the ownership interest or voting power of a substantial shareholder, increasing the consideration necessary to effect an acquisition, or selling unissued shares to a friendly third party. In addition, the articles of incorporation of Centennial authorize the issuance of warrants, rights, options or other obligations convertible into, or entitling the holder thereof, to purchase shares of any class of stock, the issuance of which may also have the effect of diluting the ownership interest of a shareholder or increasing the consideration necessary to effect an acquisition of a controlling interest in Centennial.

      Umpqua’s articles of incorporation provide for removal of directors only for cause and by the affirmative vote of a majority of the outstanding shares, and provide for a board of directors divided into three classes, with as close as possible to one-third of the directors elected annually for three-year terms. Only one class of directors is elected in any particular year. The existence of a classified board and limitations on removal of directors may have the effect of discouraging persons from proposing to acquire Umpqua in a transaction, such as a tender offer, not approved by the board because of the difficulty in gaining control of the board promptly after the transaction. Centennial does not have a classified board.

COMPARISON OF RIGHTS OF SHAREHOLDERS

      Umpqua and Centennial are both organized under the laws of the State of Oregon. Any differences, therefore, in the rights of Umpqua and Centennial shareholders arise from differences between the companies’ respective articles of incorporation and bylaws. Upon consummation of the merger, the rights of Centennial shareholders who receive Umpqua common stock in exchange for their shares will be governed by Oregon law, and Umpqua’s amended and restated articles of incorporation and bylaws.

      The following table presents a summary of the rights of Centennial and Umpqua shareholders. It is not a complete statement of the provisions affecting and the differences between the rights of Centennial and Umpqua shareholders. This summary is qualified in its entirety by reference to Umpqua’s and Centennial’s respective articles of incorporation and bylaws, as each has been amended or restated.

Provision	Umpqua	Centennial

Authorized capital stock	102,000,000 shares authorized and divided into two classes:

• 2,000,000 shares of preferred stock

• 100,000,000 shares of common stock

Preferred stock designation to be adopted by action of the board of directors or shareholders.	60,000,000 shares authorized, and divided into three classes:

• 5,000,000 shares of voting preferred stock

• 5,000,000 shares of nonvoting preferred stock

• 50,000,000 shares of common stock

Preferred stock designation to be adopted by action of the board of directors.

Preemptive rights	None	None

Voting rights	Each share of common stock is entitled to one vote.	Each share of common stock is entitled to one vote.

	No cumulative voting for directors.	No cumulative voting for directors.

Board of directors	Not less than 6 or more than 19 directors with the number of directors set by the board.	Not more than 15 directors with the number of directors set by the board.

Classified board of directors	Board is divided into 3 classes.	Board is not divided into classes.

Election of directors	Directors are elected by a plurality of the votes cast.	Directors are elected by a plurality of the votes cast.

Monetary liability of directors	Articles of incorporation provide for the elimination of personal monetary liability of directors to the fullest extent permissible under Oregon law. If Oregon law is amended to allow further limitations on liability, the articles automatically incorporate the change.	Articles of incorporation provide for the elimination of personal monetary liability of directors to the fullest extent permissible under Oregon law. If Oregon law is amended to allow further limitations on liability, the articles automatically incorporate the change.

Removal of directors	Shareholders holding a majority of shares entitled to vote for election of directors may remove any director only for cause. “Cause” means a breach of the duty of loyalty to Umpqua or its shareholders; acts or omissions not in good faith or which involve intentional or knowing violation of the law; an unlawful distribution under applicable state or federal law; or a transaction from which the director received improper personal benefit.	Shareholders holding a majority of shares entitled to vote for election of directors may remove any director with or without cause.

Filling vacancies on board of directors	Affirmative vote of a majority of the remaining directors.	Affirmative vote of a majority of the remaining directors at a board meeting called for that purpose.

Provision	Umpqua	Centennial

Board meetings	Quorum. The presence at the meeting of a majority of the board is a quorum.	Quorum. The presence at the meeting of a majority of the board is a quorum.

	Vote for Approval of Action. The affirmative vote of a majority of those present approves a resolution.	Vote for Approval of Action. The affirmative vote of a majority of those present approves a resolution.

	Special Meetings. Special meetings may be called by the President, Chief Executive Officer, or any director with not less than 24 hours notice.	Special Meetings. Special meetings may be called by the President or any director with not less than 48 hours notice.

Shareholder meetings	Quorum. The presence at the meeting of a majority of shares entitled to vote is a quorum.	Quorum. The presence at the meeting of a majority of shares entitled to vote is a quorum.

	Vote for Approval of Action. An action other than the election of directors is approved if the votes cast in favor exceed the votes opposed, unless a greater number is required by the Oregon Business Corporation Act or the articles of incorporation.	Vote for Approval of Action. An action other than the election of directors is approved if the votes cast in favor exceed the votes opposed, unless a greater number is required by the Oregon Business Corporation Act, the articles of incorporation or the bylaws.

	Annual Meeting. To be held on the third Thursday in May or a date selected by the board. Business to be brought by a shareholder must be submitted to the corporate Secretary no later than the 14th day following the annual meeting notice date.	Annual Meeting. To be held on the second Thursday in April or a date selected by the board.

	Special Meetings. The President, board of directors, or shareholder(s) (by a demand in writing) holding at least 10% of the votes entitled to be cast for any proposition at the special meeting.	Special Meetings. The President, board of directors, or shareholder(s) (by a demand in writing) holding at least 10% of the votes entitled to be cast for any proposition at the special meeting.

Action by board or shareholders without a meeting	Any action required or permitted to be taken at a director or shareholder meeting may be taken without a meeting if all directors or shareholders, as the case may be, execute a written consent describing the action.	Any action required or permitted to be taken at a director or shareholder meeting may be taken without a meeting if all directors or shareholders, as the case may be, execute a written consent describing the action.

Provision	Umpqua	Centennial

Voting on merger or other corporate reorganization	The board may consider factors in determining what is in the best interest of the corporation including the merger’s or reorganization’s social, legal, and economic effect on employees, suppliers, customers, the community, the economy of the state and nation, short- and long-term interests Umpqua and its shareholders, and other relevant factors.	No specific provisions in charter documents, but consideration of such factors is permitted by the Oregon Business Corporation Act.

Amendment to Charter Documents	Amendments to the articles of incorporation must be approved by the board of directors and by the holders of a majority of the shares entitled to vote on the amendment (if the amendment gives rise to dissenters’ rights) or by a vote of shareholders with the votes cast in favor of the amendment exceeding the votes cast in opposition to the amendment (if the amendment does not give rise to dissenters’ rights). The board alone may adopt immaterial amendments.	Amendments to the articles of incorporation must be approved by the board of directors and by the holders of a majority of the shares entitled to vote on the amendment (if the amendment gives rise to dissenters’ rights) or by a vote of shareholders with the votes cast in favor of the amendment exceeding the votes cast in opposition to the amendment (if the amendment does not give rise to dissenters’ rights). The board alone may adopt immaterial amendments.

	Bylaws may be amended by the directors subject to amendment or repeal by shareholders at a meeting called for that purpose.	Bylaws may be amended by the directors or shareholders at a meeting called for that purpose.

Provisions relating to limitation of director’s liability, indemnification, and consideration of other constituencies may be amended or revised, only by approval of at least 75% of the shares entitled to vote. The inclusion of other provisions which would be inconsistent with the above provisions must also be approved by at least 75% of the shares entitled to vote.

Dividends	Common shareholders are entitled to receive dividends if and when declared by the board.	Common shareholders are entitled to receive dividends if and when declared by the board.

LEGAL MATTERS

      The validity of Umpqua common stock to be issued in the merger will be passed upon for Umpqua by its counsel, Foster Pepper & Shefelman LLP, Portland, Oregon. As of September 15, 2002, attorneys of Foster Pepper & Shefelman LLP owned approximately 36,600 shares of Umpqua common stock.

EXPERTS

      The financial statements of Umpqua and its consolidated subsidiaries (except Independent Financial Network, Inc. as of and for the year ended December 31, 2000), as of December 31, 2001 and 2000, and for the years then ended, included in Umpqua’s Annual Report on Form 10-K for the year ended December 31, 2001, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report included in such Annual Report on Form 10-K and are incorporated herein by reference. The historical financial statements of Independent Financial Network, Inc. (consolidated with those of Umpqua and not presented separately therein) as of and for the year ended December 31, 2000 have been audited by KPMG LLP. Such financial statements of Umpqua and its consolidated subsidiaries have been so incorporated in reliance upon the respective reports of such firms given upon their authority as experts in accounting and auditing.

      The historical consolidated statements of income, changes in shareholders’ equity and comprehensive income, and cash flows for the year ended December 31, 1999 of Umpqua Holdings Corporation and subsidiaries prior to the restatements for the 2001 and 2000 poolings of interests as described in note 2 to the consolidated financial statements of Umpqua Holdings Corporation in the annual report on Form 10-K have been incorporated by reference herein in reliance upon the report of KPMG LLP. In addition, the historical consolidated balance sheet of Independent Financial Network and subsidiaries as of December 31, 2000 and the related historical consolidated statements of income and comprehensive income, changes in shareholders’ equity and cash flows for the years ended December 31, 2000 and 1999 prior to the restatement for the 2001 pooling of interest as described in note 2 to the consolidated financial statements of Umpqua Holdings Corporation in the annual report on Form 10-K have been incorporated by reference herein in reliance upon the report of KPMG LLP. Such reports are incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

      The consolidated financial statements of Centennial as of December 31, 2001 and 2000, and for each of the years in the three-year period ended December 31, 2001, included in Centennial’s Annual Report on Form 10-K for the year ended December 31, 2001, have been audited by Symonds Evans & Company, P.C., independent auditors, as set forth in its report included in such Annual Report on Form 10-K and are incorporated herein by reference. Such consolidated financial statements are incorporated by reference in this document in reliance upon the report of such firm given on the authority of such firm as experts in accounting and auditing.

PROPOSALS OF SHAREHOLDERS

      Centennial will hold an annual meeting of its shareholders in 2003 only if the merger is not completed. If Centennial’s 2003 annual meeting is held, any shareholder who wishes to submit a proposal for consideration at the annual meeting must submit the proposal to Centennial’s corporate Secretary at One SW Columbia Street, Suite 900, Portland, Oregon 97258, on or before November 11, 2002, if the shareholder wishes to submit the proposal for inclusion in Centennial’s proxy statement for the 2003 annual meeting.

      Any shareholder who wishes to submit a proposal for consideration at Umpqua’s next annual meeting, to be held in 2003, must submit the proposal to Umpqua’s corporate Secretary at 200 SW Market Street, Suite 1900, Portland, Oregon 97201, on or before November 21, 2002, if the shareholder wishes to submit the proposal for inclusion in Umpqua’s proxy statement for the 2003 annual meeting. Umpqua’s bylaws require that in order for a shareholder to present a proposal at an annual shareholder meeting, the proposal must be submitted to the corporate Secretary no later than the 14th day following the date of the annual meeting notice.

INCORPORATION OF DOCUMENTS BY REFERENCE

      Centennial and Umpqua file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information that the companies file at the SEC’s public reference room at Judiciary Plaza, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-732-0330 for further information on the operation of the public reference room. Centennial and Umpqua public filings are also available to the public from commercial document retrieval services and at the website maintained by the SEC at “http://www.sec.gov.” Umpqua has filed a registration statement on Form S-4 to register with the SEC the shares of Umpqua common stock to be issued to Centennial shareholders in the merger. This document is a part of that registration statement and constitutes a prospectus of Umpqua and a proxy statement of Umpqua and Centennial, respectively, for the Umpqua and Centennial special shareholder meetings.

      The SEC allows Umpqua and Centennial to incorporate information into this document by reference to other information that each company has filed separately with the SEC. The information incorporated by reference is deemed to be part of this document, except for any information superseded by information in this document.

      This document incorporates by reference the documents set forth below that Centennial and Umpqua have previously filed with the SEC. These documents contain important information about the companies. You should read this document together with the documents incorporated by reference.

Umpqua SEC Filings
(File No. 0-25597)	Period
Annual Report on Form 10-K	Year ended December 31, 2001
Definitive Proxy Statement on Schedule 14A	Annual shareholder meeting held April 30, 2002
Quarterly Reports on Form 10-Q	Quarter ended June 30, 2002; quarter ended March 31, 2002
Current Reports on Form 8-K	Report filed July 23, 2002; Report filed January 2, 2002

Centennial SEC Filings
(File No. 0-10489)	Period
Annual Report on Form 10-K	Year ended December 31, 2001
Definitive Proxy Statement on Schedule 14A	Annual shareholder meeting held April 24, 2002
Quarterly Reports on Form 10-Q	Quarter ended June 30, 2002; quarter ended March 31, 2002
Current Reports on Form 8-K	Report filed July 23, 2002; Report filed April 26, 2002; Report filed January 7, 2002

      Centennial and Umpqua incorporate by reference any documents that they may file under the Exchange Act with the SEC between the date of this document and the dates of the special meetings of shareholders. These include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

      Centennial has supplied all information contained or incorporated by reference in this document relating to Centennial, and Umpqua has supplied all such information relating to Umpqua.

      Documents incorporated by reference are available from the companies without charge, excluding all exhibits unless specifically incorporated by reference as an exhibit to this document. Umpqua or Centennial shareholders may obtain documents incorporated by reference into this document by requesting them in writing or by telephone from the appropriate company at the following addresses and telephone numbers:

Umpqua Holdings Corporation Steve Bellas, Investor Relations 200 SW Market Street Suite 1900 Portland, Oregon 97201 (503) 546-2495 (NASDAQ: UMPQ)	Centennial Bancorp Neal T. McLaughlin, Executive Vice President and Chief Financial Officer One SW Columbia Street Suite 900 Portland, Oregon 97258 (503) 973-5556 (NASDAQ: CEBC)

      If you would like to request documents from either company, please do so by October 30, 2002 to receive them before the special meeting. If you request any incorporated documents from us, we will mail them to you within one business day of your request by first-class mail, or similar means.

      You should rely only on the information contained or incorporated by reference in this document to vote your shares at the special meeting. Umpqua and Centennial have not authorized anyone to provide you with information that is different from what is contained in this document.

      This document is dated September 30, 2002. You should not assume that the information contained in this document is accurate as of any date other than that date, and neither the mailing of this document to shareholders nor the issuance of Umpqua common stock in the merger will create any implication to the contrary.

APPENDIX I

      AGREEMENT AND PLAN OF REORGANIZATION

by and among
UMPQUA HOLDINGS CORPORATION,
UMPQUA BANK,
CENTENNIAL BANCORP
and
CENTENNIAL BANK
July 22, 2002

Appendix I-i

Appendix I-ii

Appendix I-iii

Appendix I-iv

AGREEMENT AND PLAN OF REORGANIZATION

      This Agreement and Plan of Reorganization is entered into effective this 22nd day of July, 2002 (the “Agreement”), by and among Umpqua Holdings Corporation (“Umpqua”), Umpqua Bank (“Umpqua Bank”), Centennial Bancorp (“Centennial”), and Centennial Bank (“Centennial Bank”).

RECITALS:

      A.     Umpqua is an Oregon corporation, and registered financial holding company, with its executive offices at 200 Market Street, Suite 1900, Portland, Oregon.

      B.     Umpqua Bank is an Oregon state-chartered bank with its principal office at 445 SE Main Street, Roseburg, Oregon.

      C.     Centennial is an Oregon corporation, and registered bank holding company, with its executive offices at Benjamin Franklin Plaza, One SW Columbia Street, Suite 900, Portland, Oregon.

      D.     Centennial Bank is an Oregon state-chartered bank with its principal office at One SW Columbia Street, Portland, Oregon.

      E.     The parties desire to enter into a strategic business combination pursuant to the terms of this Agreement.

      F.     The parties intend that the transactions contemplated hereby shall qualify as a reorganization within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended.

AGREEMENT

      In consideration of the mutual covenants herein contained, the parties hereby enter into this Agreement and agree as follows:

1.     Definitions.

      For purposes of this Agreement, the following terms shall have the definitions given:

(a) “Alternative Acquisition Transaction” means any event or series of events pursuant to which a party or its board of directors enters into an agreement or recommends to its shareholders any agreement (other than this Agreement) pursuant to which any Person would (i) merge or consolidate with such party, with the result that the shareholders of such party hold less than 50% of the stock of the surviving entity, (ii) acquire 50% or more of the assets or liabilities of such party or any of its subsidiaries, or (iii) purchase or otherwise acquire (including by merger, consolidation, share exchange or any similar transaction) stock or other securities representing or convertible into 50% or more of the stock of such party or any one or more of its subsidiaries.

(b) “Bank Merger” means the merger of Centennial Bank with and into Umpqua Bank in accordance with the Bank Plan of Merger.

(c) “Bank Plan of Merger” means the Plan of Merger to be executed by Umpqua Bank and Centennial Bank and delivered to the Oregon Director for filing substantially in the form attached hereto as Exhibit B.

(d) “Broker Dealer Reports” means such reports filed by Strand Atkinson Williams & York, Inc. with the SEC or with the NASD.

(e) “Call Reports” means the final reports filed by such bank with the FDIC.

(f) “Centennial” means Centennial Bancorp, an Oregon corporation, and includes, unless the context otherwise suggests, its Subsidiary.

Appendix I-1

(g) “Centennial Common Stock” means the shares of common stock, without par value, of Centennial.

(h) “Centennial Public Reports” means the reports and other information required to be filed by Centennial with the SEC pursuant to the Exchange Act, together with the reports to shareholders required to be delivered by Centennial to its shareholders pursuant to Exchange Act Rule 14a-3.

(i) “Code” means the Internal Revenue Code of 1986, as amended.

(j) “Daily Sales Price” means for any trading day, subject to the following sentence, the last reported trade price as such prices are reported by the automated quotation system of the NASD, or in the absence thereof by such other source upon which Umpqua and Centennial shall mutually agree. If there are no reported trades on any trading day, such day shall be deemed to be a non-trading day.

(k) “Effective Date” is the date on which the Articles of Merger for the Holding Company Merger are filed with the Oregon Secretary of State.

(l) “Effective Time” is the time set forth in the Holding Company Plan of Merger at which the Holding Company Merger is effective.

(m) “Employee Benefit Plan” means an employee benefit plan as defined by Section 3 of ERISA.

(n) “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

(o) “Exchange Act” means the Securities Exchange Act of 1934, as amended, and, to the extent the context requires, the rules promulgated thereunder.

(p) “Exchange Agent” means Mellon Investor Services LLC or such other company designated by Umpqua to perform the duties of Exchange Agent in this Agreement.

(q) “Exchange Ratio” means .5343, unless adjusted at the election of Umpqua in accordance with Section 11.1(e) or at the election of Centennial in accordance with Section 11.1(f).

(r) “FDIC” means the Federal Deposit Insurance Corporation.

(s) “FHA” means the Federal Housing Administration.

(t) “FHLMC” means the Federal Home Loan Mortgage Corporation.

(u) “FNMA” means the Federal National Mortgage Association.

(v) “FRB” means the Board of Governors of the Federal Reserve System.

(w) “GNMA” means the Government National Mortgage Association.

(x) “Holding Company Merger” means the merger of Centennial with and into Umpqua at the Effective Time in accordance with the Holding Company Plan of Merger.

(y) “Holding Company Plan of Merger” means the Plan of Merger to be executed by Umpqua and Centennial and delivered together with Articles of Merger to the Oregon Secretary of State for filing on the Effective Date substantially in the form attached hereto as Exhibit A.

(z) “Knowledge” means actual conscious knowledge of an Officer of the specified party to this Agreement.

(aa) “Mergers” means the Holding Company Merger and the Bank Merger.

(bb) “NASD” means the National Association of Securities Dealers, Inc.

(cc) “Officer” means the Chief Executive Officer, President, Chief Financial Officer or any Senior or Executive Vice President.

Appendix I-2

(dd) “Oregon Bank Act” means Chapters 706 through 716 of the Oregon Revised Statutes.

(ee) “Oregon Director” means the Director of the Oregon Department of Consumer and Business Services acting by and through the Administration of the Division of Finance and Corporate Securities.

(ff) “Person” means any natural person or any other entity, person, or group. For purposes of this definition, the meaning of the term “group” shall be determined in accordance with Section 13(d)(3) of the Exchange Act.

(gg) “Plans of Merger” means the Bank Plan of Merger and the Holding Company Plan of Merger.

(hh) “PBGC” means the Pension Benefit Guaranty Corporation.

(ii) “SAWY” means Strand Atkinson William & York, Inc., an Oregon corporation.

(jj) “SBA” means the Small Business Administration of the Department of Commerce.

(kk) “SEC” means the Securities and Exchange Commission.

(ll) “Securities Act” means the Securities Act of 1933, as amended, and to the extent the context requires, the rules promulgated thereunder.

(mm) “Subsidiary” means, with respect to a party to this Agreement, any entity in which such party owns, directly or indirectly, more than 50% of the voting securities, other than in such party’s capacity as a fiduciary or a secured party.

(nn) “Treasury Regulations” means the treasury regulations promulgated by the United States Internal Revenue Service under the Code.

(oo) “Umpqua” means Umpqua Holdings Corporation, an Oregon corporation, and includes, unless the context otherwise suggests, each of its Subsidiaries.

(pp) “Umpqua Common Stock” means shares of common stock, no par value, of Umpqua.

(qq) “Umpqua Public Reports” means the reports and other information required to be filed by Umpqua with the SEC pursuant to the Exchange Act, together with the reports to shareholders required to be delivered by Umpqua to its shareholders pursuant to Exchange Act Rule 14a-3.

(rr) “VA” means the Veterans Administration.

(ss) “Washington Director” means the Director of the Division of Banks of the Washington Department of Financial Institutions.

(tt) “Weighted Average Sales Price” means the weighted average (based upon the reported number of shares traded and rounded to the nearest penny) of each Daily Sales Price of Umpqua Common Stock for the twenty consecutive trading days ending on and including the fifth calendar day preceding the projected Effective Date (or, if that calendar day is not a trading day, the most closely preceding day that is a trading day).

2.     Mergers.

      2.1     Transactions Pursuant to the Holding Company Plan of Merger. Upon performance of all of the covenants of the parties hereto and fulfillment or waiver (to the extent waiver is permitted by law) of all of the conditions contained herein, on the Effective Date:

2.1.1 Centennial shall be merged with and into Umpqua under Oregon law on the terms and conditions set forth in the Holding Company Plan of Merger. The Holding Company Plan of Merger and the Holding Company Articles of Merger shall be filed with the Secretary of State of the State of Oregon to effect the Holding Company Merger.

Appendix I-3

2.1.2 Umpqua shall be the surviving corporation in the Holding Company Merger, and the Articles of Incorporation and the Bylaws of Umpqua shall be the Articles of Incorporation and Bylaws of the surviving corporation.

2.1.3 As of the Effective Time, each share of Umpqua capital stock outstanding immediately prior to the Holding Company Merger shall remain outstanding and shall be deemed to be one share of the capital stock of the surviving corporation.

2.1.4 As of the Effective Time, each outstanding share of Centennial Common Stock shall, at the election of each Centennial shareholder subject to the limitations set forth herein, be converted into the right to receive $9.35 in cash or the number of shares of Umpqua Common Stock determined by applying the Exchange Ratio, except that cash shall be paid in lieu of any resulting fractional shares. Each shareholder may elect to receive all stock, all cash or a combination of stock and cash if the conditions to timely election are met.

2.1.5 As of the Effective Time, by virtue of the Holding Company Merger and without any action on the part of any holder of any such option, all existing stock option plans of Centennial shall terminate, no further options shall be granted thereunder, and each outstanding option to acquire Centennial Common Stock (each a “Centennial Option”) shall continue on the same terms upon which they were originally granted by Centennial, as amended by an amendment adopted on or prior to the date of this Agreement or a subsequent amendment permitted by this Agreement; except that after the Effective Date each Centennial Option shall be converted into the right to purchase Umpqua Common Stock as follows: (i) the number of shares of Umpqua Common Stock issuable upon exercise of the Centennial Option shall be equal to the product of (a) the number of shares of Centennial Common Stock issuable upon exercise of the Centennial Option, and (b) the Exchange Ratio; and (ii) the exercise price of each share of Umpqua Common Stock shall be equal to the result of (a) the exercise price of the Centennial Option, divided by (b) the Exchange Ratio. All other terms and conditions of such outstanding options, including vesting schedules, if any, and aggregate exercise price, shall not be affected by the Holding Company Merger except as may be set forth in such option agreements. With respect to any Centennial Option that is an incentive stock option within the meaning of Section 422 of the Code, the foregoing adjustments shall be effected in a manner consistent with Section 424(a) of the Code.

      2.2     Transactions Pursuant to the Bank Plan of Merger. Upon performance of all of the covenants of the parties hereto and fulfillment or waiver (to the extent waiver is permitted by law) of all of the conditions contained herein, and promptly following the Effective Time:

2.2.1 Centennial Bank will be merged with and into Umpqua Bank in accordance with the provisions of the Oregon Bank Act. The Bank Plan of Merger shall be filed with the Oregon Director for purposes of obtaining a Certificate of Merger.

2.2.2 As of the date set forth in the Certificate of Merger, Centennial Bank will merge with Umpqua Bank, with Umpqua Bank being the resulting bank and having its head office in Roseburg, Oregon.

2.2.3 The Articles of Incorporation, Bylaws and banking charter of Umpqua Bank in effect immediately before the date set forth on the Certificate of Merger shall be the Articles of Incorporation, Bylaws and banking charter of the resulting bank.

2.2.4 Upon effectiveness of the Bank Merger, each outstanding share of Umpqua Bank common stock shall remain outstanding as shares of the resulting bank, the holders of such shares shall retain their rights with respect to such shares as in effect prior to the Bank Merger, and each outstanding share of Centennial Bank held by Centennial will be cancelled.

      2.3     Election Procedures. Subject to the terms of this Agreement, each record holder of shares of Centennial Common stock will have the right to timely specify such holder’s election to have his or her shares of Centennial Common Stock converted into (i) shares of Umpqua Common Stock, (ii) cash, or

Appendix I-4

(iii) a combination of shares of Umpqua Common Stock and cash, or to specify that such holder has no election, in accordance with the following procedures:

2.3.1 At least 20 business days prior to the Effective Date, a form of letter of transmittal and election statement providing for such a specification of election and for the tender to the Exchange Agent of the related share certificates (an “Election Statement”) will be mailed to the holders of record of Centennial Common Stock. Centennial will also provide forms of the Election Statement to persons who become holders of record of Centennial Common Stock during the period between such record date and the Election Deadline (as defined below) and will make such forms available at its executive office and such other places as Centennial and Umpqua deem appropriate.

2.3.2 Any record holder of Centennial Common Stock may specify his or her preference, in an Election Statement meeting the requirements of this Section 2.3, that, as to all shares of Centennial Common Stock covered by such Election Statement:

(i) all such shares shall be converted to Umpqua Common Stock (“Stock Election Shares”);

(ii) all such shares shall be converted to cash (“Cash Election Shares”);

(iii) designate the number of such shares to be converted into cash (“Cash Election Shares”) and the number of such shares to be converted into Umpqua Common Stock (“Stock Election Shares”); or

(iv) the shareholder has no preference and accordingly makes no election;

provided, however, any shares held by a record holder holding 100 or fewer shares at the record date set for notice of the Centennial special shareholders meeting to approve the Holding Company Merger, of Centennial Common Stock will be deemed to be Cash Election Shares and shall receive cash.

2.3.3 Any record holder of Centennial Common Stock who is holding such shares for a beneficial owner, or as a nominee for one or more beneficial owners, may submit an Election Statement on behalf of any such beneficial owners.

2.3.4 An Election Statement will be effective only if a properly completed and a signed copy thereof, accompanied by stock certificates for the shares of Centennial Common Stock which such Election Statement covers (or, with respect to shares held in street name by brokers or other fiduciaries, a delivery guarantee), shall have been actually received by the Exchange Agent no later than 5:00 p.m., Pacific Time, on a day selected by Umpqua at least fifteen business days following the date on which the Election Statements were mailed to Centennial’s shareholders (such time and day being herein referred to as the “Election Deadline”). At Umpqua’s sole discretion, such date may be extended from time to time by notice to Centennial, and Election Statements received after the Election Deadline may be accepted if honoring such elections does not result in any Centennial shareholder who submitted an Election Statement prior to the Election Deadline, not receiving the form of consideration such shareholder had elected. An Election Statement which meets the requirements of this Section 2.3.4 is hereinafter referred to as an “Effective Election Statement.”

2.3.5 Shares of Centennial Common Stock as to which a record holder makes no election pursuant to an Effective Election Statement, or as to which no Effective Election Statement is submitted, are hereinafter referred to as “No Election Shares.” All No Election Shares shall be converted into either Umpqua Common Stock or cash pursuant to Section 2.4.

2.3.6 Any record holder of Centennial Common Stock who has submitted an Effective Election Statement may, at any time until the Election Deadline, amend such Election Statement if the Exchange Agent actually receives, no later than the Election Deadline, a later-dated, properly completed and signed, amended Effective Election Statement.

Appendix I-5

2.3.7 Any record holder of Centennial Common Stock may at any time prior to the Election Deadline revoke his or her Election Statement and withdraw certificates for shares of Centennial Common Stock deposited therewith by written notice actually received by the Exchange Agent no later than the Election Deadline. Any notice of withdrawal will be effective only if it is executed and specifies the record holder of the shares to be withdrawn and the serial numbers shown on the certificates representing the shares to be withdrawn. If a holder of Centennial Common Stock withdraws his or her Election Statement and does not submit a new Election Statement, his or her shares of Centennial Common Stock shall be deemed to be No Election Shares. All Election Statements shall automatically be revoked if the Holding Company Merger is abandoned for any reason, whereupon the certificates for the shares of Centennial Common Stock to which each Election Statement relates, shall be promptly returned to the person submitting the same.

2.3.8 Umpqua and Centennial will have the right, by mutual agreement, to make rules, not inconsistent with the terms of this Agreement, governing the form, terms and conditions of Election Statements, the validity and effectiveness of Election Statements and the manner and extent to which they are to be taken into account in making the determinations prescribed by Section 2.3, the issuance and delivery of certificates evidencing the Umpqua Common Stock and cash into which shares of Centennial Common Stock are converted in the Holding Company Merger.

      2.4     Allocation Procedures. The allocation at the Effective Date among holders of Centennial Common Stock of Umpqua Common Stock or cash pursuant to Section 2.3 shall be effected as follows:

2.4.1 A total of 16,043,500 outstanding shares of Centennial Common Stock will be converted into Umpqua Common Stock with the balance converted into cash; provided, however, Umpqua reserves the right, in its sole discretion, to reduce or increase the shares of Centennial Common Stock to be converted into Umpqua Common Stock if all, or if by doing so, additional Effective Election Statements can be honored without invoking the following allocation procedures and the tax status of the transaction is not adversely affected thereby. The final number of shares of Centennial Common Stock to be converted into Umpqua Common Stock, determined in accordance with this Section 2.4.1 is referred to as “Stock Converted Shares.” The balance of the Centennial Common Stock at the Effective Date that is not Stock Converted Shares is referred to as “Cash Converted Shares.”

2.4.2 If the number of Stock Election Shares totals less than the number of Stock Converted Shares, then the allocation of cash and Umpqua Common Stock shall be made as follows:

(i) first, the total number of Stock Election Shares will be converted into Umpqua Common Stock;

(ii) second, such number of No Election Shares selected by Umpqua which with the Stock Election Shares would not exceed the total Stock Converted Shares, will be treated as Stock Election Shares and converted into Umpqua Common Stock;

(iii) third, if there remains insufficient Stock Election Shares, then the sum of the number of shares of Centennial Common Stock to be converted into Umpqua Common Stock pursuant to Section 2.4.2(i) and (ii) above will be subtracted from the total Stock Converted Shares to be allocated, which number shall be allocated pro rata among the Centennial shareholders who hold Cash Election Shares (except those shareholders holding 100 shares or less); and

(iv) fourth, the remaining No Election Shares and Cash Election Shares which are not converted into Umpqua Common Stock pursuant to Section 2.4.2(ii) and (iii) above will be converted into cash;

2.4.3 If the number of Stock Election Shares exceeds the number of Stock Converted Shares, then the allocation of cash and Umpqua Common Stock shall be made as follows:

(i) first, the total number of Stock Converted Shares will be allocated pro rata among the Stock Election Shares;

Appendix I-6

(ii) second, the Stock Election Shares not converted into Umpqua Common Stock pursuant to Section 2.4.3(i) above, together with the Cash Election Shares and No Election Shares, will be converted into cash.

2.4.4 Umpqua and Centennial by mutual agreement may make rules as to allocation procedures not provided for above.

      2.5     Exchange Procedures.

      2.5.1     Prior to the Effective Date, Umpqua shall appoint an exchange agent (the “Exchange Agent”) for the purpose of exchanging certificates representing shares of Umpqua Common Stock and/or cash for Centennial Common Stock as required by Section 2.4. On or about the Effective Date, Umpqua will issue and deliver to the Exchange Agent certificates representing a sufficient number of shares of Umpqua Common Stock issuable and cash payable in the Holding Company Merger.

      2.5.2     As soon as practicable after the Election Deadline, the Exchange Agent will implement the procedures set forth in Section 2.4 and send written notice to each record holder of certificates representing shares of Centennial Common Stock pursuant to Section 2.4 of the results thereof.

      2.5.3     Upon surrender for cancellation to the Exchange Agent (either prior to the Election Deadline or otherwise duly surrendered after the Election Deadline) of one or more certificates for shares of Centennial Common Stock (“Old Certificates”), accompanied by a duly executed letter of transmittal in proper form, the Exchange Agent shall, promptly after the Effective Date, in the case of Old Certificates surrendered prior to the Election Deadline, and as promptly as practical in the case of Old Certificates surrendered after the Election Deadline, deliver to each holder of such surrendered Old Certificates new certificates representing the appropriate number of shares of Umpqua Common Stock (“New Certificates”), together with checks for payment of cash in lieu of fractional shares to be issued in respect of the Old Certificates and/or checks for the appropriate amount of cash, as applicable.

      2.5.4     Until Old Certificates have been surrendered and exchanged for New Certificates as herein provided, each outstanding Old Certificate shall be deemed, for all corporate purposes of Umpqua to be the shares of Umpqua Common Stock and/or the cash into which the number of shares of Centennial Common Stock shown thereon have been converted. No dividends or other distributions which are declared on Umpqua Common Stock into which shares of Centennial Common Stock have been converted after the Effective Date, will be paid to persons otherwise entitled to receive the same until the Old Certificates have been surrendered in exchange for New Certificates in the manner herein provided. In no event shall the persons entitled to receive such dividends or other distributions be entitled to receive interest on such dividends or other distributions.

      2.5.5     Any Umpqua Common Stock or cash delivered to the Exchange Agent (together with any interest or dividends thereon) and not issued pursuant to this Section 2.5 at the end of twelve months from the Effective Date shall be returned to Umpqua, in which event the persons entitled thereto shall look only to Umpqua for payment thereof.

      2.5.6     Notwithstanding anything to the contrary set forth in Section 2.5 hereof, if any holder of Centennial Common Stock shall be unable to surrender his or her Old Certificates because such certificates have been lost or destroyed, such holder may deliver in lieu thereof a lost stock certificate affidavit and at the sole option of Umpqua or the Exchange Agent, an indemnity bond together with a surety, each in a form and substance reasonably satisfactory to Umpqua or the Exchange Agent.

      2.5.7     The Exchange Agent shall not be entitled to vote or exercise any rights of ownership with respect to the shares of Umpqua Common Stock or Centennial Common Stock held by it from time to time hereunder, except that it shall receive and hold all dividends or other distributions paid or distributed with respect to such shares of Umpqua Common Stock for the account of the persons entitled hereto.

      2.6     Anti-Dilution Provision. If Umpqua changes or proposes to change the number of shares of Umpqua Common Stock issued and outstanding prior to the Effective Date as a result of a stock split, stock dividend, or similar transaction with respect to the outstanding Umpqua Common Stock, or

Appendix I-7

exchanges Umpqua Common Stock for a different number or kind of shares or securities or is involved in any transaction resulting in any of the foregoing, and the record date therefor shall be prior to the Effective Date, the Umpqua Stock Exchange Value shall be proportionately adjusted.

3.     Umpqua Directors.

      3.1     Election of Directors. At or immediately after the Effective Date, four members of the Centennial or Centennial Bank Board of Directors (one from Salem and three from Lane County) proposed by Centennial and reasonably acceptable to Umpqua, shall be elected to both the Umpqua and Umpqua Bank Board of Directors. As soon as practicable after the Effective Date, two Portland area directors will be elected to the Umpqua and Umpqua Bank Boards of Directors. At the 2003 annual meeting of Umpqua shareholders, these six persons, subject to eligibility and the board members’ fiduciary duties, will be nominated to serve one, two, or three year terms (two each in each class) and recommended for election by the Board in Umpqua’s proxy statement.

      3.2     Size of Boards of Directors. Immediately after the Effective Date, the Board of Directors of Umpqua and Umpqua Bank shall consist of no more than 13 directors, including the six directors to be elected pursuant to Section 3.1. For a three year period following the Effective Date, Umpqua will not increase the size of its Board of Directors or that of Umpqua Bank without a 75% majority vote of directors, unless such increase is approved in connection with a subsequent acquisition by Umpqua.

4.     Representations and Warranties of Centennial.

      Except as disclosed in one or more schedules to this Agreement delivered prior to execution of this Agreement, Centennial represents and warrants to Umpqua as follows:

      4.1     Organization, Existence, and Authority. Centennial is a corporation duly organized and validly existing under the laws of the State of Oregon and has all requisite corporate power and authority to own, lease, and operate its properties and assets and carry on its business in the manner now being conducted. Centennial Bank is a state chartered bank, duly organized, validly existing, and in good standing under the laws of the State of Oregon and has all requisite corporate power and authority to own, lease, and operate its properties and assets and carry on its business in the manner now being conducted. Each of Centennial and Centennial Bank is qualified to do business and is in good standing in every jurisdiction in which such qualification is required except where the failure to so qualify would not result in any material adverse effect on its business operation, financial condition or properties.

      4.2     Authorized and Outstanding Stock, Options, and Other Rights. The authorized capital stock of Centennial consists of (i) 5,000,000 shares of voting preferred stock, without par value and 5,000,000 shares of non-voting preferred stock without par value, and of which no preferred shares are issued or outstanding, and (ii) 50,000,000 shares of common stock, without par value, of which 24,682,197 shares are outstanding, all of which are validly issued, fully paid and nonassessable. All outstanding shares of capital stock of Centennial Bank are validly issued, fully paid and nonassessable and held by Centennial. Other than as set forth in Schedule 4.2, no subscriptions, options, warrants, convertible securities or other rights or commitments which would enable the holder to acquire any shares of capital stock or other investment securities of Centennial or Centennial Bank, or which enable or require Centennial or Centennial Bank to acquire shares of its capital stock or other investment securities from any holder, are authorized, issued or outstanding.

      4.3     Public Reports. Since January 1, 1999, Centennial has timely filed with the SEC all Centennial Public Reports required to be so filed. Until the Effective Date, Centennial will file with the SEC (and will furnish copies to Umpqua within two days thereafter) all additional Centennial Public Reports then required to be filed. Since, January 1, 1999, Centennial Bank has timely filed with the FDIC and the Oregon Director all Call Reports required to be so filed and until the Effective Date, Centennial Bank will continue to file such reports and furnish copies thereof to Umpqua within two days thereafter. Except as specified in Schedule 4.3, the financial information included in the Centennial Public Reports and Call Reports has been and will be prepared in accordance with generally accepted accounting principles (or

Appendix I-8

with respect to the Call Reports, regulatory accounting principles), consistently applied, and present fairly the financial position and results of operation of Centennial and/or Centennial Bank, respectively, on the dates and for the periods covered thereby. As of the date filed, the Centennial Public Reports and Call Reports have been, and as to those reports to be filed or provided on or after the date of this Agreement will be, accurate and complete as of the date filed or provided, and each complies or will comply with all requirements applicable to such filing.

      4.4     Articles of Incorporation, Bylaws, Minutes. The copies of the Articles of Incorporation and the Bylaws, each as amended and restated, of Centennial and Centennial Bank delivered to Umpqua are true, correct and complete copies of existing Articles of Incorporation and Bylaws of Centennial and Centennial Bank, as the case may be, as amended and restated to date. Neither Centennial nor Centennial Bank is in violation of any provision of its Articles of Incorporation or Bylaws. Except as set forth in Schedule 4.4, the minute books of Centennial and Centennial Bank which have been or will be made available to Umpqua for its review contain accurate and complete minutes of all meetings and all consents evidencing actions taken without a meeting by its Board of Directors (and any committees thereof) and by its shareholders.

      4.5     No Holding Company, Joint Venture, or Other Subsidiaries. Other than as to Centennial with respect to Centennial Bank or as otherwise set forth on Schedule 4.5, no corporation or other entity is registered or, to the Knowledge of the Officers of Centennial or Centennial Bank, is required to be registered as a bank holding company under the Bank Holding Company Act of 1956, as amended, because of ownership or control of Centennial or Centennial Bank. Except as set forth on Schedule 4.5 and except for Centennial with respect to Centennial Bank, neither Centennial nor Centennial Bank, directly or indirectly, owns or controls, either by power to control the investment or power to vote, any shares of capital stock of any other corporation or entity, other than shares held in a fiduciary or custodial capacity in the ordinary course of business, and shares representing less than five percent of the outstanding shares of such corporation acquired in partial or full satisfaction of debts previously contracted. Except as set forth on Schedule 4.5, neither Centennial nor Centennial Bank is a part of or has any ownership interest in any joint venture, limited liability company, or general or limited partnership, or a member of any unincorporated association.

      4.6     Shareholder Reports. Centennial has delivered to Umpqua copies of all of Centennial’s and Centennial Bank’s reports and other communications to shareholders since January 1, 2000, including all proxy statements and notices of shareholder meetings, to the extent such reports and communications have not been filed with any Centennial Public Reports. Until the Effective Date, Centennial will furnish to Umpqua copies of all future communications within two days after Centennial first sends such materials to its shareholders.

      4.7     Books and Records. The books and records of Centennial and Centennial Bank accurately reflect in all material respects the transactions to which it is a party or by which it or its properties are bound or subject. Such books and records have been and are accurate and complete and comply in all material respects with applicable legal, regulatory and accounting requirements.

      4.8     Legal Proceedings. Except for regulatory examinations conducted in the normal course of regulation of Centennial and Centennial Bank, and except as disclosed in Schedule 4.8, there are no actions, suits, proceedings, claims or governmental investigations pending or, to the Knowledge of the Officers of Centennial, threatened against or affecting Centennial or Centennial Bank before any court, administrative officer or agency, other governmental body, or arbitrator that would, if determined adversely to Centennial or Centennial Bank, result individually or in the aggregate in any material adverse change in the business, assets, earnings, operation or condition (financial or otherwise) of Centennial or Centennial Bank or which might hinder or delay the consummation of the transactions contemplated by this Agreement.

Appendix I-9

      4.9     Compliance with Lending Laws and Regulations. Except as disclosed in Schedule 4.9 and except for such errors or oversights the financial effect of which are adequately reserved against:

(a) The conduct by each of Centennial and Centennial Bank of its respective business and the operation of the properties or other assets owned or leased by it does not violate or infringe any domestic laws, statutes, ordinances, rules or regulations or, to the Knowledge of the Officers of Centennial, any foreign laws, statutes, ordinances, rules or regulations, the enforcement of which, individually or in the aggregate, would have a material adverse effect on either Centennial or Centennial Bank, their business, properties or financial condition. Specifically, but without limitation, each of Centennial and Centennial Bank is in compliance in all material respects with every local, state or federal law or ordinance, and any regulation or order issued thereunder, now in effect and applicable to it governing or pertaining to fair housing, anti-redlining, equal credit opportunity, truth-in-lending, real estate settlement procedures, fair credit reporting and every other prohibition against unlawful discrimination in residential lending, or governing consumer credit, including, but not limited to, the Community Reinvestment Act, the Consumer Credit Protection Act, Truth-in-Lending Act, Regulation Z promulgated by the FRB, and the Real Estate Settlement Procedures Act of 1974. All loans, leases, contracts and accounts receivable (billed and unbilled), security agreements, guarantees and recourse agreements, of either Centennial or Centennial Bank, as held in its portfolios or as sold with recourse into the secondary market, represent and are valid and binding obligations of their respective parties and debtors, enforceable in accordance with their respective terms; each of them is based on a valid, binding and enforceable contract or commitment, each of which has been executed and delivered in full compliance, in form and substance, with any and all federal, state or local laws applicable to Centennial, or to the other party or parties to the contract(s) or commitment(s), including without limitation the Truth-in-Lending Act, Regulations Z and U of the FRB, laws and regulations providing for nondiscriminatory practices in the granting of loans or credit, applicable usury laws, and laws imposing lending limits; and all such contracts or commitments have been administered in full compliance with all applicable federal, state or local laws or regulations. All Uniform Commercial Code filings, or filings of trust deeds, or of liens or other security interest documentation that are required by any applicable federal, state or local government laws and regulations to perfect the security interests referred to in any and all of such documents or other security agreements have been made, and all security interests under such deeds, documents or security agreements have been perfected, and all contracts have been entered into or assumed in full compliance with all applicable material legal or regulatory requirements.

(b) All loan files of Centennial Bank are complete and accurate in all material respects and have been maintained in accordance with good banking practice.

(c) All notices of default, foreclosure proceedings or repossession proceedings against any real or personal property collateral have been issued, initiated and conducted by Centennial Bank in material formal and substantive compliance with all applicable federal, state or local laws and regulations, and no loss or impairment of any security interest, or exposure to meritorious lawsuits or other proceedings against Centennial or Centennial Bank has been or will be suffered or incurred by Centennial or Centennial Bank.

(d) Neither Centennial nor Centennial Bank is in material violation of any applicable services or any other requirements of the FHA, VA, FNMA, GNMA, FHLMC, SBA or any private mortgage insurer which insured or guaranteed any loans owned by Centennial or Centennial Bank or as to which either has sold to other investors, the effect of which violation would materially and adversely affect the business, assets, earnings, operation or condition (financial or otherwise) of Centennial or Centennial Bank, and with respect to such loans neither Centennial nor Centennial Bank has done or failed to do, or caused to be done or omitted to be done, any act the effect of which act or omission impairs or invalidates (i) any FHA insurance or commitments of the FHA to insure, (ii) any VA guarantee or commitment of the VA to guarantee, (iii) any SBA guarantees or commitments of the SBA to guarantee, (iv) any private mortgage insurance or commitment of any private mortgage insurer to insure, (v) any title insurance policy, (vi) any hazard insurance policy, or (vii) any flood

Appendix I-10

insurance policy required by the National Flood Insurance Act of 1968, as amended, which would materially and adversely affect the business, assets, earnings, operation or condition (financial or otherwise) of Centennial or Centennial Bank.

(e) Neither Centennial nor Centennial Bank has knowingly engaged principally, or as one of its important activities, in the business of extending credit for the purpose of purchasing or carrying any margin stock.

      4.10     Commitments. Schedule 4.10 is a listing of all outstanding commitments, including outstanding letters of credit, repurchase agreements and unfunded agreements to lend of Centennial Bank.

      4.11     Hazardous Wastes. Except as set forth in Schedule 4.11, to the Knowledge of the Officers of Centennial, neither Centennial nor Centennial Bank, nor any other person having an interest in any property which Centennial or Centennial Bank owns or leases, or has owned or leased, or in which either holds any security interest, mortgage, or other liens or interest including but not limited to as beneficiary of a deed of trust (“Property”), has engaged in the generation, use, manufacture, treatment, transportation, storage (in tanks or otherwise), or disposal of Hazardous Material on or from such Property. To the Knowledge of the Officers of Centennial, individually or in the aggregate, there has been no: (i) presence, use, generation, handling, treatment, storage, release, threatened release, migration or disposal of Hazardous Material; (ii) condition that could result in any use, ownership or transfer restriction; or (iii) condition of nuisance on or from such Property, any of which individually or collectively would have a material adverse effect on the business, assets, earnings, operation or condition (financial or otherwise) of Centennial or Centennial Bank. Neither Centennial nor Centennial Bank has received any written notice of, or has any reason to know of, a condition that could give rise to any private or governmental suit, claim, action, proceeding or investigation against Centennial, Centennial Bank, any such other person or such Property as a result of any of the foregoing events. “Hazardous Material” means any chemical, substance, material, object, condition, or waste harmful to human health or safety or to the environment due to its radioactivity, ignitability, corrosiveness, reactivity, explosiveness, toxicity, carcinogenicity, infectiousness or other harmful or potentially harmful properties or effects, including, without limitation, petroleum or petroleum products, and all of those chemicals, substances, materials, objects, conditions, wastes or combinations of them which are now or become prior to the Effective Date listed, defined or regulated in any manner by any federal, state or local law based, directly or indirectly, upon such properties or effects.

      4.12     Contingent and Other Liabilities. Schedule 4.12 is a list of all contingent and other liabilities within the Knowledge of the Officers of Centennial which are not set forth or reflected in other schedules or in the Centennial Public Reports or in the Call Reports. Except as set forth in any schedules to this Agreement, and except for FDIC insured deposits and federal funds purchased and securities sold under agreements to repurchase arising out of transactions subsequent to the date of the latest balance sheet filed with a Centennial Public Report or Call Report, neither Centennial nor Centennial Bank has any obligations or liabilities of any nature (whether accrued, absolute, contingent or otherwise) which are material or which, when combined with all other such obligations or liabilities would be material to the business, assets, earnings, operation or condition (financial or otherwise) of Centennial or Centennial Bank.

      4.13     No Adverse Changes. Except as set forth in Schedule 4.13, since March 31, 2002, (a) there has been no material adverse change in the business, assets, earnings, operation or condition (financial or otherwise) of Centennial or Centennial Bank; (b) no cash, stock or other dividends, or other distributions with respect to capital stock, have been declared or paid by Centennial or Centennial Bank, nor has Centennial or Centennial Bank purchased or redeemed any of its shares or shares of a Subsidiary or other affiliate; and (c) there has not been any damage, destruction or loss (whether or not covered by insurance) materially and adversely affecting any asset material to Centennial or Centennial Bank. As of the Effective Date, neither Centennial nor Centennial Bank will have any obligations or liabilities of any

Appendix I-11

nature, whether absolute, accrued, contingent or otherwise, in excess of $200,000 individually, or $500,000 in the aggregate, other than:

(a) Obligations and liabilities disclosed in Centennial Public Reports or Call Reports as of March 31, 2002, or in the schedules provided herewith;

(b) Obligations and liabilities incurred in, or as a result of, the normal and ordinary course of business, consistent with past practices, which do not, in the aggregate, have a material adverse effect on the business, assets, earnings, operation or condition (financial or otherwise) of Centennial or Centennial Bank; and

(c) Obligations and liabilities incurred otherwise than in or as a result of the normal and ordinary course of business consistent with past practices, provided Umpqua shall have consented thereto.

Except as set forth in schedules hereto or reflected in the Centennial Public Reports or the Call Reports, and to the Knowledge of the Officers of Centennial, there is no basis for any claim against Centennial or Centennial Bank or any other obligation or liability of any nature, in excess of $200,000 individually or $500,000 in the aggregate.

      4.14     Regulatory Approvals Required. The nature of the business and operations of Centennial and Centennial Bank does not require any approval, authorization, consent, license, clearance or order of, any declaration or notification to, or any filing or registration with, any governmental or regulatory authority in order to permit either to perform their obligations under this Agreement, or to prevent the termination of any material right, privilege, license or agreement of Centennial or Centennial Bank, or any material loss or disadvantage to their business, upon consummation of the Holding Company Plan of Merger or Bank Plan of Merger, except for:

(a) Approval of the Bank Plan of Merger by the Oregon Director and the FDIC and notice of the Bank Plan of Merger to the Washington Director;

(b) Approval from, or waiver of jurisdiction by, the FRB of the Holding Company Merger;

(c) Filing of the Holding Company Plan of Merger and Articles of Merger with the Oregon Secretary of State;

(d) Effectiveness of a registration statement under the Securities Act; and

(e) Filing with the SEC of the preliminary and definitive proxy statement, relating to obtaining Centennial shareholder approval of the Holding Company Merger, in accordance with Section 14 of the Exchange Act and the rules thereunder.

      4.15     Corporate and Shareholder Approval of Agreement, Binding Obligations. Centennial and Centennial Bank each has all requisite corporate power to execute, deliver and perform its obligations under this Agreement. The execution, delivery and performance of this Agreement, and the transactions contemplated hereby, have been duly authorized by the Board of Directors of each of Centennial and Centennial Bank. No other corporate action on the part of Centennial or Centennial Bank other than shareholder approval is required to authorize this Agreement or the Holding Company Plan of Merger or Bank Plan of Merger or the consummation of the transactions contemplated thereby. This Agreement has been duly executed and delivered by Centennial and Centennial Bank, and assuming compliance by Umpqua with its representations, warranties and covenants herein, and assuming satisfaction of the conditions set forth in Article 9, constitutes the legal, valid and binding obligation of each of them enforceable in accordance with its terms.

      4.16     No Defaults from Transaction. Subject to obtaining the governmental approvals described in Section 4.14 and the consents identified in Schedule 4.21, neither the execution, delivery and performance of this Agreement and the Holding Company Plan of Merger or Bank Plan of Merger by Centennial and Centennial Bank, as the case may be, nor the consummation of the transactions contemplated thereby will conflict with, result in any material breach or violation of, or result in any default or any acceleration of

Appendix I-12

performance under, any of the terms, conditions or provisions of the Articles of Incorporation or Bylaws of either Centennial or Centennial Bank, or (assuming the accuracy of Umpqua’s and Umpqua Bank’s representations and warranties, compliance with their covenants, and the performance of their obligations under this Agreement and the Holding Company Plan of Merger and Bank Plan of Merger) of any statute, regulation or existing order, writ, injunction or decree of any court or governmental agency, or of any material contract, agreement or instrument to which either is a party or by which either is bound, or will result in the declaration or imposition of any lien, charge or encumbrance upon any of the assets of Centennial or Centennial Bank which are material to their business. Assuming the accuracy of Umpqua’s and Umpqua Bank’s representations and warranties, compliance with their covenants, and the performance of their obligations under this Agreement and the Holding Company Plan of Merger and Bank Plan of Merger, the consummation of the transactions contemplated by this Agreement will not result in any material adverse change in the business, assets, earnings, operations or conditions (financial or otherwise) of Centennial or Centennial Bank.

      4.17     Tax Returns. Centennial and Centennial Subsidiaries have filed all federal, state and other income, franchise or other tax returns, required to be filed by them; each such return is complete and accurate in all material respects; and all taxes and related interest and liabilities to be paid in connection therewith have been paid or adequate reserve has been established for the timely payment thereof. Centennial and Centennial Bank have timely and accurately filed all currency transaction reports required by the Bank Secrecy Act, as amended, and have timely and accurately filed all required information returns and reports, including without limitation Forms 1099, and have exercised due diligence in obtaining certified taxpayer identification numbers as required by the Code and Treasury Regulations. Except as disclosed in Schedule 4.17, Centennial has not received notice of any federal, state or other income, franchise or other tax assessment or notice of a deficiency to date which has not been paid or for which adequate reserve has not been provided, and the Officers of Centennial have no Knowledge of any pending or threatened audit or investigation of Centennial or Centennial Bank with respect to any tax liabilities. There are currently no agreements in effect with respect to Centennial or Centennial Bank to extend the period of limitations for assessment or collection of any tax. Centennial has delivered to Umpqua true and correct copies of Centennial’s and any unconsolidated or uncombined federal and state tax returns for years 1999 through 2001.

      4.18     Real Property, Leased Personal Property. Schedule 4.18 is a list setting forth all real property owned by Centennial or Centennial Bank as present, former or future bank premises and all real property currently held as other real estate owned. Except as set forth in that schedule or except for disposition of other real estate owned in the ordinary course of business, Centennial or Centennial Bank will own all of such real property, presently owned, on the Effective Date. Except as may be noted on that schedule, all owned real property reflected in the Centennial Public Reports or Call Reports as of March 31, 2002 is included in that schedule. The leases pursuant to which Centennial or Centennial Bank leases real property and material personal property, copies of which have also been delivered to Umpqua, are valid and effective in accordance with their respective terms and there is not under any such lease any default nor has there occurred any event which, with the giving of notice, lapse of time, would constitute an event of default. Except as disclosed in Schedule 4.18, the real and personal property owned by Centennial or Centennial Bank is free of any adverse claims, except for easements, conditions and restrictions of record that do not materially impair the use, occupancy or enjoyment of such property by Centennial or Centennial Bank, as applicable. Except as noted on Schedule 4.18, all buildings and structures on the real property, the equipment located thereon, and the real and personal property leased by Centennial or Centennial Bank, are in all material respects in good operating condition and repair (ordinary wear and tear excepted) and conform in all material respects to all applicable laws, ordinances and regulations. Except as disclosed in Schedule 4.18, Centennial and Centennial Bank have good and marketable title to all of their owned real and personal property, subject to no mortgages, pledges, encumbrances, liens or charges of any kind, except liens for taxes not delinquent and except for easements, conditions and restrictions of record that do not materially impair the use, occupancy or enjoyment of such property by Centennial or Centennial Bank, as applicable. Centennial and Centennial Bank own or lease all property on which their continued business operations are materially dependent.

Appendix I-13

      4.19     Insurance. Except as set forth in Schedule 4.19, for each of the past six years and continuing to date, Centennial and Centennial Bank have insured their business and real and personal property against all risks of a character usually insured against, including but not limited to financial institution bond, directors and officers liability, property and casualty and commercial liability insurance, with customary amounts of coverage, deductibles and exclusions by reputable insurers authorized to transact insurance in the State of Oregon and such other jurisdictions where they operate or own property, and they will maintain all existing insurance through the Effective Date. Centennial and Centennial Bank are in material compliance with all existing insurance policies and have not failed to give timely notice of, or present properly, any material claim thereunder that is within the Knowledge of an Officer of Centennial or Centennial Bank. Schedule 4.19 includes a list of all insurance policies currently in force with respect to Centennial’s and Centennial Bank’s business and real and personal property.

      4.20     Trademarks. Centennial and Centennial Bank own or have valid licenses to use all patents, trademarks, copyrights or trade names which they consider to be material to their business taken as a whole, and have not been charged with infringement or violation of any patent, trademark, copyright or trade name which would be likely to have a material adverse effect on their business.

      4.21     Contracts and Agreements. Schedule 4.21 is a list of all material outstanding contracts, agreements, leases or understandings to which Centennial or Centennial Bank is a party or to which any of its properties are subject except for any contracts or agreements entered into with its customers in the ordinary course of business. Such documents include, without limitation, all agreements, contracts, leases or understandings with current officers and directors and any persons who have been an officer or director within the past three years, of Centennial or Centennial Bank, other than documentation regarding deposits and documentation regarding loans that are fully performing in accordance with their terms, which terms are no more favorable than those available to an affiliated parties made at or about the same time. Further, except as set forth in such schedule, Centennial has, at March 31, 2002, fully accrued in accordance with generally accepted accounting principles, for all obligations under such commitments.

      Neither Centennial nor Centennial Bank is in material default or breach, and there has not occurred any event which with notice or lapse of time would constitute a material breach or default, under any material contract, agreement, instrument, lease or understanding, and, excluding any loan agreements or notices with Centennial Bank customers reflected in Centennial’s regular delinquent loan reports which have been and will be made available to Umpqua, Centennial’s Officers do not have Knowledge of any material default by any other party thereto; and no contract, agreement, lease or understanding referred to in this Section 4.21, or in such other schedules will be modified or changed prior to the Effective Date without the prior written consent of Umpqua. Except as identified on Schedule 4.21, no consent or approval by the parties thereto is required by reason of this Agreement to maintain such contracts, agreements, leases and understandings in effect. No waiver or indulgence has been granted by any of the landlords under any such leases.

      4.22     Employee Benefits.

      (a) Each Employee Benefit Plan sponsored or maintained by Centennial or any affiliate of Centennial as determined under Section 414(b), (c), (m) or (o) of the Code (“ERISA Affiliate”) is set forth in Schedule 4.22. Except as set forth in Schedule 4.22, neither Centennial nor any ERISA Affiliate maintains nor sponsors any other pension, profit sharing, thrift, savings, bonus, retirement, vacation, life insurance, health insurance, severance, sickness, disability, medical or death benefit plans, whether or not subject to ERISA.

      (b) Except as set forth on Schedule 4.22, there are no employment contracts entered into by Centennial or Centennial Bank and no other deferred compensation contracts, agreements, arrangements or commitments maintained or agreed to by either of them that provides for or could result in the payment to any Centennial or Centennial Bank employee or former employee of any money or other property rights or accelerate the vesting or payment of such amounts or rights to any employee as a result of the transactions contemplated herein. Except as set forth in Schedule 4.22, no such payment or acceleration set forth in Schedule 4.22 would constitute a parachute payment within the meaning of Code Section 280G. Except as

Appendix I-14

set forth on Schedule 4.22, there are no other compensation, employment or collective bargaining agreements, stock options, stock purchase agreements, life, health, accident or other insurance, bonus, deferred or incentive compensation, change-in-control, severance or separation, profit sharing, retirement, or other employee fringe benefit policies or arrangements of any kind that could result in the payment to any employees or former employees or other persons of Centennial or Centennial Bank of any money or other property.

      (c) The only “employee welfare benefit plans” (as defined in Section 3(1) of ERISA) sponsored or maintained by Centennial or any ERISA Affiliate, or to which Centennial or any ERISA Affiliate contributes (“Welfare Benefit Plan”) or are required to contribute, are as set forth in Schedule 4.22. Schedule 4.22 includes the amount of liability of Centennial or Centennial Bank for payments more than thirty days past due with respect to such Welfare Benefit Plans as of December 31, 2001, the amount of monthly payments due and owing for each month that such plans are continued, and the amount of liability for claims if Centennial or Centennial Bank were to terminate such plans. Each Welfare Benefit Plan which is a group health plan (within the meaning of Section 5000(b)(1) of the Code) complies with and has been maintained and operated in accordance with each of the requirements of Section 4980B of the Code and Part 6 of the Subtitle B of Title I of ERISA. Schedule 4.22 sets forth the individuals with rights to continuation coverage under Section 4980B of the Code or Part 6 of Subtitle B of title I of ERISA or state law, including those individuals within the applicable election period.

      (d) Other than as set forth in Schedule 4.22, Centennial or any ERISA Affiliate has not maintained a pension benefit plan that is subject to title 1, subtitle B, part 3 of ERISA (“Pension Benefit Plan”). With respect to any such Pension Benefit Plan, the amount of liability for any contribution paid or owing with respect to such Pension Benefit Plan for the last or current plan year and the plan year in which the Effective Date occurs are set forth on Schedule 4.22. There are no other material liabilities that would be incurred in connection with a termination of the Plan, and the Plan is fully funded.

      (e) Centennial and, to the Knowledge of the Officers of Centennial, all persons having fiduciary or other responsibilities or duties with respect to any Employee Benefit Plan, are, and have since inception been, in compliance in all material respects with, and each such Employee Benefit Plan is and has been operated in accordance with, its provisions and in compliance with the applicable laws, rules and regulations governing such Plan, including, without limitation, the rules and regulations promulgated by the Department of Labor, the Pension Benefit Guaranty Corporation and the Internal Revenue Service under ERISA or the Code. Each Pension Benefit Plan and any related trust agreements or annuity contracts (or any other funding instruments) comply currently, and have complied in the past, both as to form and operation, with the provisions of ERISA and the Code (including Section 410(b) of the Code relating to coverage), where required in order to be tax-qualified under Section 401(a) or 403(a) or other applicable provisions of the Code, and all other applicable laws, rules and regulations; all necessary governmental approvals for the Employee Benefit Plans have been obtained; and, except as set forth in Schedule 4.22, a favorable determination or opinion as to the qualification under the Code of each Pension Benefit Plan set forth in Schedule 4.22 and each amendment thereto has been made or given by the Internal Revenue Service. No Plan is a “multi-employer pension plan,” as such term is defined in Section 3(37) of ERISA. To the Knowledge of the Officers of Centennial, all contributions or other amounts payable by Centennial or Centennial Bank as of the Effective Date with respect to each Plan in respect of current or prior plan years have been paid or accrued in accordance with generally accepted accounting principles and Section 412 of the Code, and there are no pending, threatened or anticipated claims (other than routine claims for benefits) by, on behalf of or against any of the Plans or any trusts related thereto which would, individually or in the aggregate, have or be reasonably expected to have a material adverse effect on Centennial or Centennial Bank.

      (f) Each Welfare Benefit Plan and each Pension Benefit Plan has been administered to date in material compliance with the requirements of the claims procedure of the Code and ERISA. All reports required by any government agency and disclosures to participants with respect to each Welfare Benefit Plan and each Pension Benefit Plan have been timely made or filed. Each Employee Benefit Plan has been operated since inception in material compliance with the governing instruments and applicable federal or

Appendix I-15

state law. In particular, but without limitation, each Welfare Benefit Plan has been administered in material compliance with federal law, including without limitation the health care continuation requirements of federal law (“COBRA”). Except as described on Schedule 4.22, no Employee Benefit Plan provides benefits, including without limitation death or medical benefits (whether or not insured), with respect to current or former employees of Centennial or any ERISA Affiliate beyond their retirement or other termination of service, other than (i) coverage mandated by applicable law, (ii) death benefits or retirement benefits under any “employee pension plan,” as that term is defined in Section 3(2) of ERISA, (iii) any deferred compensation benefits accrued as liabilities on the books of Centennial or any ERISA Affiliates or (iv) benefits the full cost of which is borne by the current or former employee (or his beneficiary).

      (g) Neither Centennial nor, to the Knowledge of its Officers, any plan fiduciary of any Welfare Benefit Plan or Pension Benefit Plan, has engaged in any transaction in violation of Section 406(a) or (b) of ERISA (for which no exemption exists under Section 408 of ERISA) or any “prohibited transaction” (as defined in Section 4975(c)(1) of the Code) for which no exemption exists under Section 4975(c)(2) or (d) of the Code or in any prohibited transactions under predecessor provisions of the Code. To the Knowledge of the Officers of Centennial, neither Centennial nor any ERISA Affiliate has engaged in a transaction in connection with which Centennial or any ERISA Affiliate could be subject to either a material civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a material tax imposed pursuant to Section 4975 or 4976 of the Code.

      (h) Neither Centennial nor Centennial Bank has had any liability to the Pension Benefit Guaranty Corporation (“PBGC”). No material liability to the PBGC has been or will be incurred by Centennial or other trade or business under “common control” with Centennial (as determined under Section 414(c), (b), (m) or (o) of the Code) on account of any termination of an employee pension benefit plan subject to title IV of ERISA. Except as set forth in Schedule 4.22, since September 1, 1974, no filing has been made by Centennial (or any ERISA Affiliate) with the PBGC (and no proceeding has been commenced by the PBGC) to terminate any employee pension benefit plan subject to title IV of ERISA maintained, or wholly or partially funded by Centennial (or any ERISA Affiliate). Neither Centennial nor any ERISA Affiliate has (i) ceased operations at a facility so as to become subject to the provisions of Section 4062(e) of ERISA, (ii) withdrawn as a substantial employer so as to become subject to the provisions of Section 4063 of ERISA, (iii) ceased making contributions on or before the Effective Date to any employee pension benefit plan subject to Section 4064(a) of ERISA to which Centennial (or any ERISA Affiliate) made contributions during the five years prior to the Effective Date, or (iv) made a complete or partial withdrawal from a multi-employer plan (as defined in Section 3(37) of ERISA) so as to incur withdrawal liability as defined in Section 4201 of ERISA (without regard to subsequent reduction or waiver of such liability under Section 4207 or 4208 or ERISA).

      (i) Except as set forth on Schedule 4.22, complete and correct copies of the following documents have been furnished to Umpqua:

(1) Each current Centennial Employee Benefit Plan and any related trust agreements;

(2) The most recent summary plan description of each current Centennial Employee Benefit Plan for which a summary plan description is required under ERISA;

(3) The most recent determination or opinion letters of the Internal Revenue Service with respect to the qualified status of the current Centennial Pension Benefit Plan;

(4) Annual Reports (on form 5500 series) required to be filed by Centennial with any governmental agency for the last two years;

(5) Financial information which identifies (x) all asserted or unasserted claims arising under any Employee Benefit Plan, (y) all claims presently outstanding against any Employee Benefit Plan (other than normal claims for benefits), and (z) a description of any future compliance action required with respect to any Employee Benefit Plan under ERISA, or federal or state law; and

Appendix I-16

(6) Any actuarial reports and PBGC Forms 1 for the last two years.

      (j) Each Welfare Benefit Plan and each Pension Benefit Plan is legally valid and binding and in full force and effect and there are no defaults thereunder.

      4.23     Employment Disputes. There is no labor strike, dispute, slowdown or stoppage pending or, to the Knowledge of the Officers of Centennial, threatened against Centennial or Centennial Bank, and such Officers do not have Knowledge of any attempt to organize any employees of Centennial or Centennial Bank into a collective bargaining unit.

      4.24     Reserve for Loan Losses. Centennial’s reserve for loan losses, as established from time to time, is adequate as determined by the standards applied to Centennial and Centennial Bank by the applicable bank regulatory agencies and pursuant to generally accepted accounting principles. Since March 31, 2002, Centennial has not reversed, and prior to the Effective Date Centennial will not reverse, any provision taken for loan losses.

      4.25     Repurchase Agreement. Centennial and Centennial Bank have valid and perfected first position security interests in all government securities subject to repurchase agreements and the market value of the collateral securing each such repurchase agreement equals or exceeds the amount of the debt secured by such collateral under such agreement.

      4.26     Shareholder List. The list of shareholders of Centennial, provided to Umpqua, is a true, correct and complete list of the names, addresses and holdings of all record holders of Centennial common stock as of the date of such list. Based on information made available to Centennial and on filings with the SEC pursuant to Sections 13(d) and 16(a) of the Exchange Act, Centennial shall notify Umpqua of any change in such stock ownership of over one percent (1%) through the Effective Date.

      4.27     Interests of Directors and Others. Except as disclosed in any Centennial Public Reports or the schedules hereto, no officer or director of Centennial or Centennial Bank has any material interest in any assets or property (whether real or personal, tangible or intangible), of or used in the business of Centennial or Centennial Bank other than as an owner of outstanding securities or deposit accounts of Centennial or Centennial Bank, or as borrowers under loans fully performing in accordance with their terms, which terms are no more favorable than those available to unaffiliated parties made at or about the same time.

      4.28     Schedules to this Agreement. The information contained in each schedule to this Agreement prepared by or on behalf of Centennial or Centennial Bank constitutes additional representations and warranties made by Centennial hereunder and is incorporated herein by reference. The copies of documents furnished as part of these schedules are true, correct and complete copies and include all amendments, supplements, and modifications thereto and all express waivers applicable thereunder.

      4.29     No Misstatements or Omissions. No representation or warranty of Centennial in this Agreement or in any statement, certificate or schedule furnished or to be furnished by Centennial pursuant to this Agreement or in connection with the transaction contemplated by this Agreement, contains or will contain any untrue statements of a material fact or omits or will omit to state any material fact.

5.     Representations and Warranties of Umpqua

      Except as disclosed in one or more schedules to this Agreement delivered prior to execution of this Agreement, Umpqua represents and warrants to Centennial as follows:

      5.1     Organization, Existence, and Authority. Umpqua is a corporation duly organized and validly existing under the laws of the State of Oregon and has all requisite corporate power and authority to own, lease, and operate its properties and assets and carry on its business in the manner now being conducted and as proposed to be conducted. Umpqua Bank is a bank duly organized, validly existing, and in good standing under the laws of the State of Oregon and has all requisite corporate power and authority to own, lease, and operate its properties and assets and carry on its business in the manner now being conducted and as proposed to be conducted. SAWY is a registered broker dealer duly organized and validly existing

Appendix I-17

under the laws of the State of Oregon and has all requisite corporate power and authority to own, lease and operate its properties and assets and carry on its business in the manner now being conducted and as proposed to be conducted. Each of Umpqua, Umpqua Bank and SAWY is qualified to do business and is in good standing in every jurisdiction in which such qualification is required except where the failure to so qualify would not result in any material adverse effect on its business operation, financial condition or properties.

      5.2     Authorized and Outstanding Stock, Options, and Other Rights. The authorized capital stock of Umpqua consists of (i) 2,000,000 shares of undesignated preferred stock, with no par value per share, of which no shares are issued or outstanding, and (ii) 100,000,000 shares of common stock, with no par value per share, of which 20,108,342 shares are outstanding, all of which are validly issued, fully paid and nonassessable. The authorized capital stock of Umpqua Bank consists of 2,000,000 shares of undesignated preferred stock, with no par value per share, of which no shares are issued and outstanding and 20,000,000 shares of common stock with no par value per share, of which 7,664,752 shares are outstanding, all of which are validly issued, fully paid and nonassessable and all of which are held by Umpqua. Umpqua owns all of the outstanding capital stock of SAWY. Other than as set forth in the Umpqua Public Reports or Schedule 5.2, no subscriptions, options, warrants, convertible securities or other rights or commitments which would enable the holder to acquire any shares of capital stock or other investment securities of Umpqua or any Subsidiary, or which enable or require Umpqua to acquire shares of its capital stock or other investment securities from any holder, are authorized, issued or outstanding.

      5.3     Public Reports. Since January 1, 1999, Umpqua has timely filed with the SEC all Umpqua Public Reports required to be filed. Until the Effective Date, Umpqua will file with the SEC (and will furnish copies to Centennial within two days thereafter) all additional Umpqua Public Reports required to be filed from time to time, and all other reports Umpqua otherwise files with the SEC. Since January 1, 1999, Umpqua Bank has timely filed with the FDIC and the Oregon Director all Call Reports and SAWY has timely filed with the SEC and NASD all Broker Dealer Reports required to be filed and until the Effective Date each of Umpqua Bank and SAWY will continue to file such reports and will furnish copies thereof to Centennial within two days thereafter. The financial information included in the Umpqua Public Reports, the Umpqua Bank Call Reports and SAWY Broker Dealer Reports have been and will be prepared in accordance with generally accepted accounting principles (or with respect to the Call Reports and Broker Dealer Reports, regulatory accounting principles), consistently applied and present fairly the financial position and results of operation of Umpqua and its subsidiaries on the dates and for the periods covered thereby. As of the date filed, each Umpqua Public Report, the Umpqua Bank Call Reports and SAWY Broker Dealer Reports have been and, as to those reports filed after the date hereof, will be, accurate and complete as of the date filed, and each complies or will comply with all requirements applicable to such filing.

      5.4     Articles of Incorporation, Bylaws, Minutes. The copies of the Articles of Incorporation, as amended, and the Bylaws of each of Umpqua, Umpqua Bank and SAWY delivered to Centennial are true, correct and complete copies of existing Articles of Incorporation and Bylaws of Umpqua, Umpqua Bank and SAWY, as the case may be, as amended to date. None of Umpqua, Umpqua Bank or SAWY are in violation of any provision of its Articles of Incorporation or Bylaws. The minute books of Umpqua, Umpqua Bank and SAWY which have been or will be made available to Centennial for its review, contain accurate and complete minutes of all meetings and all consents evidencing actions taken without a meeting by its Board of Directors (and any committees thereof) and by its shareholders.

      5.5     No Adverse Changes. Except as set forth in Schedule 5.5, since March 31, 2002, (a) there has been no material adverse change in the business, assets, earnings, operation or condition (financial or otherwise) of Umpqua; (b) no cash, stock or other dividends, or other distributions with respect to capital stock, have been declared or paid by Umpqua, nor has Umpqua purchased or redeemed any of its shares; and (c) there has not been any damage, destruction or loss (whether or not covered by insurance) materially and adversely affecting any asset material to Umpqua. As of the Effective Date, Umpqua will

Appendix I-18

have no obligations or liabilities of any nature, whether absolute, accrued, contingent or otherwise, in excess of $400,000 individually, or $1,000,000 in the aggregate, other than:

(a) Obligations and liabilities disclosed in Umpqua Public Reports, Umpqua Call Reports or SAWY Broker Dealer Reports as of March 31, 2002, or schedules provided herewith;

(b) Obligations and liabilities incurred in, or as a result of, the normal and ordinary course of business, consistent with past practices, which do not, in the aggregate, have a material adverse effect on the business, assets, earnings, operation or condition (financial or otherwise) of Umpqua; and

(c) Obligations and liabilities incurred otherwise than in or as a result of the normal and ordinary course of business consistent with past practices, provided Centennial shall have consented thereto.

Except as set forth in schedules hereto or reflected in the Umpqua Public Reports, the Umpqua Bank Call Reports or the SAWY Broker Dealer Reports and to the Knowledge of the Officers of Umpqua, there is no basis for any claim against Umpqua or any other obligation or liability of any nature, in excess of $200,000 individually or $500,000 in the aggregate.

      5.6     Shareholder Reports. Umpqua has delivered to Centennial copies of all of Umpqua’s reports and other communications to shareholders since January 1, 2000, including all proxy statements and notices of shareholder meetings, to the extent such reports and communications have not been filed with any Umpqua Public Reports. Until the Effective Date, Umpqua will furnish to Centennial copies of all future communications within two days such materials are first sent by Umpqua to such shareholders.

      5.7     Books and Records. The books and records of Umpqua and each Umpqua Subsidiary accurately reflect in all material respects the transactions to which it is a party or by which it or its properties are bound or subject. Such books and records have been and are accurate and complete and comply in all material respects with applicable legal, regulatory and accounting requirements.

      5.8     Legal Proceedings. Except for regulatory examinations conducted in the normal course of regulation of Umpqua and Umpqua Subsidiaries, and except as disclosed in Schedule 5.8, there are no actions, suits, proceedings, claims or governmental investigations pending or, to the Knowledge of the Officers of Umpqua, threatened against or affecting Umpqua or any Umpqua Subsidiary before any court, administrative officer or agency, other governmental body, or arbitrator that would, if determined adversely to Umpqua or an Umpqua Subsidiary, result individually or in the aggregate in any material adverse change in the business, assets, earnings, operation or condition (financial or otherwise) of Umpqua or any Umpqua Subsidiary or which might hinder or delay the consummation of the transactions contemplated by this Agreement.

      5.9     Compliance with Lending Laws and Regulations. Except as disclosed in Schedule 5.9 and except for such errors or oversights the financial effect of which are adequately reserved against:

(a) The conduct by each of Umpqua and each Umpqua Subsidiary of its respective business and the operation of the properties or other assets owned or leased by it does not violate or infringe any domestic laws, statutes, ordinances, rules or regulations or, to the Knowledge of the Officers of Umpqua, any foreign laws, statutes, ordinances, rules or regulations, the enforcement of which, individually or in the aggregate, would have a material adverse effect on either Umpqua or any Umpqua Subsidiary, its business, properties or financial condition. Specifically, but without limitation, each of Umpqua and each Umpqua Subsidiary is in compliance in all material respects with every local, state or federal law or ordinance, and any regulation or order issued thereunder, now in effect and applicable to it governing or pertaining to fair housing, anti-redlining, equal credit opportunity, truth-in-lending, real estate settlement procedures, fair credit reporting and every other prohibition against unlawful discrimination in residential lending, or governing consumer credit, including, but not limited to, the Community Reinvestment Act, the Consumer Credit Protection Act, Truth-in-Lending Act, Regulation Z promulgated by the FRB, and the Real Estate Settlement Procedures Act of 1974. All loans, leases, contracts and accounts receivable (billed and unbilled), security agreements,

Appendix I-19

guarantees and recourse agreements, of either Umpqua or Umpqua Bank, as held in its portfolios, or as sold with recourse into the secondary market represent and are valid and binding obligations of their respective parties and debtors, enforceable in accordance with their respective terms; each of them is based on a valid, binding and enforceable contract or commitment, each of which has been executed and delivered in full compliance, in form and substance, with any and all federal, state or local laws applicable to Umpqua or Umpqua Bank, or to the other party or parties to the contract(s) or commitment(s), including without limitation the Truth-in-Lending Act, Regulations Z and U of the FRB, laws and regulations providing for nondiscriminatory practices in the granting of loans or credit, applicable usury laws, and laws imposing lending limits; and all such contracts or commitments have been administered in full compliance with all applicable federal, state or local laws or regulations. All Uniform Commercial Code filings, or filings of trust deeds, or of liens or other security interest documentation that are required by any applicable federal, state or local government laws and regulations to perfect the security interests referred to in any and all of such documents or other security agreements have been made, and all security interests under such deeds, documents or security agreements have been perfected, and all contracts have been entered into or assumed in full compliance with all applicable material legal or regulatory requirements. Umpqua’s registered broker dealer is in substantial compliance with all SEC and NASD rules and regulations.

(b) All loan files of Umpqua Bank are complete and accurate in all material respects and have been maintained in accordance with good banking practice.

(c) All notices of default, foreclosure proceedings or repossession proceedings against any real or personal property collateral have been issued, initiated and conducted by Umpqua Bank in material formal and substantive compliance with all applicable federal, state or local laws and regulations, and no loss or impairment of any security interest, or exposure to meritorious lawsuits or other proceedings against Umpqua or Umpqua Bank has been or will be suffered or incurred by Umpqua or Umpqua Bank.

(d) Neither Umpqua nor Umpqua Bank is in material violation of any applicable services or any other requirements of the FHA, VA, FNMA, GNMA, FHLMC, SBA or any private mortgage insurer which insured or guaranteed any loans owned by Umpqua or Umpqua Bank or as to which either has sold to other investors, the effect of which violation would materially and adversely affect the business, assets, earnings, operation or condition (financial or otherwise) of Umpqua or Umpqua Bank, and with respect to such loans neither Umpqua nor Umpqua Bank has done or failed to do, or caused to be done or omitted to be done, any act the effect of which act or omission impairs or invalidates (i) any FHA insurance or commitments of the FHA to insure, (ii) any VA guarantee or commitment of the VA to guarantee, (iii) any SBA guarantees or commitments of the SBA to guarantee, (iv) any private mortgage insurance or commitment of any private mortgage insurer to insure, (v) any title insurance policy, (vi) any hazard insurance policy, or (vii) any flood insurance policy required by the National Flood Insurance Act of 1968, as amended, which would materially and adversely affect the business, assets, earnings, operation or condition (financial or otherwise) of Umpqua or Umpqua Bank.

(e) Umpqua Bank has not engaged principally, or as one of its important activities, in the business of extending credit for the purpose of purchasing or carrying any margin stock.

      5.10     Hazardous Wastes. Except as set forth in Schedule 5.10, to the Knowledge of the Officers of Umpqua, neither Umpqua nor any Subsidiary, nor any other person having an interest in any property which Umpqua or any Subsidiary owns or leases, or has owned or leased, or in which either holds any security interest, mortgage, or other liens or interest including but not limited to as beneficiary of a deed of trust (“Property”), has engaged in the generation, use, manufacture, treatment, transportation, storage (in tanks or otherwise), or disposal of Hazardous Material on or from such Property. Individually or in the aggregate, there has been no: (i) presence, use, generation, handling, treatment, storage, release, threatened release, migration or disposal of Hazardous Material; (ii) condition that could result in any use, ownership or transfer restriction; or (iii) condition of nuisance on or from such Property, any of which

Appendix I-20

individually or collectively would have a material adverse effect on the business, assets, earnings, operation or condition (financial or otherwise) of Umpqua or any Subsidiary. Neither Umpqua nor any Subsidiary has received any written notice of, or has reason to know of, a condition that could give rise to any private or governmental suit, claim, action, proceeding or investigation against Umpqua, any Subsidiary, any such other person or such Property as a result of any of the foregoing events. “Hazardous Material” means any chemical, substance, material, object, condition, or waste harmful to human health or safety or to the environment due to its radioactivity, ignitability, corrosiveness, reactivity, explosiveness, toxicity, carcinogenicity, infectiousness or other harmful or potentially harmful properties or effects, including, without limitation, petroleum or petroleum products, and all of those chemicals, substances, materials, objects, conditions, wastes or combinations of them which are now or prior to the Effective Date become listed, defined or regulated in any manner by any federal, state or local law based, directly or indirectly, upon such properties or effects.

      5.11     Contingent and Other Liabilities. Schedule 5.11 is a list of all contingent and other liabilities, within the Knowledge of the Officers of Umpqua which are not set forth or reflected in other schedules or in the Umpqua Public Reports, Umpqua Bank Call Reports or the SAWY Broker Dealer Reports. Except as set forth in any schedules to this Agreement, and except for FDIC insured deposits and federal funds purchased and securities sold under agreements to repurchase arising out of transactions subsequent to the date of the latest balance sheet filed with an Umpqua Public Report, Umpqua Bank Call Report or the SAWY Broker Dealer Reports, neither Umpqua nor any Subsidiary has any obligations or liabilities of any nature (whether accrued, absolute, contingent or otherwise) which are material or which, when combined with all other such obligations or liabilities would be material to the business, assets, earnings, operation or condition (financial or otherwise) of Umpqua.

      5.12     Regulatory Approvals Required. The nature of the business and operations of Umpqua and its Subsidiaries does not require any approval, authorization, consent, license, clearance or order of, any declaration or notification to, or any filing or registration with, any governmental or regulatory authority in order to permit Umpqua to perform its obligations under this Agreement, or to prevent the termination of any material right, privilege, license or agreement of Umpqua or its Subsidiaries, or any material loss or disadvantage to their business, upon consummation of the Holding Company Plan of Merger or the Bank Plan of Merger, except for:

(a) Approval of the Bank Plan of Merger by the Oregon Director and the FDIC;

(b) Approval from, or waiver of jurisdiction by, the FRB of the Holding Company Merger;

(c) Filing of the Holding Company Plan of Merger and Articles of Merger with the Oregon Secretary of State;

(d) Registration with the SEC of the Umpqua Common Stock to be issued to Centennial shareholders;

(e) Registration with, the issuance of permits from, or the perfection of exemptions from registration from applicable state blue sky administrators of the Umpqua Common Stock to be issued to Centennial shareholders;

(f) Filing with the SEC of the preliminary and definitive proxy statement relating to obtaining Umpqua shareholder approval of the Holding Company Merger in accordance with Section 14 of the Exchange Act and the rules thereunder; and

(g) Approval by the Nasdaq Stock Market of the listing application relating to the Umpqua Common Stock to be issued in connection herewith.

      5.13     Corporate and Shareholder Approval of Agreement, Binding Obligations. Umpqua and Umpqua Bank each has all requisite corporate power to execute, deliver and perform its obligations under this Agreement. The execution, delivery and performance of this Agreement, and the transactions contemplated hereby, have been duly authorized by the Board of Directors of each of Umpqua and Umpqua Bank. No other corporate action on the part of Umpqua or Umpqua Bank other than shareholder

Appendix I-21

approval is required to authorize this Agreement or the Holding Company Plan of Merger or Bank Plan of Merger or the consummation of the transactions contemplated thereby. This Agreement has been duly executed and delivered by Umpqua and Umpqua Bank and, assuming compliance by Centennial with its representations, warranties and covenants herein, and assuming satisfaction of the conditions set forth in Article 8, this Agreement constitutes the legal, valid and binding obligation of each of them enforceable in accordance with its terms.

      5.14     No Defaults from Transaction. Subject to obtaining the governmental approvals described in Section 5.12, neither the execution, delivery and performance of this Agreement and the Holding Company Plan of Merger or Bank Plan of Merger by Umpqua and Umpqua Bank, as the case may be, nor the consummation of the transactions contemplated thereby will conflict with, result in any breach or violation of, or result in any default or any acceleration of performance under, any of the terms, conditions or provisions of the Articles of Incorporation or Bylaws of Umpqua, Umpqua Bank or SAWY, or (assuming the accuracy of Centennial representations and warranties, compliance with its covenants, and the performance of its obligations under this Agreement and the Holding Company Plan of Merger and the Bank Plan of Merger) of any statute, regulation or existing order, writ, injunction or decree of any court or governmental agency, or of any contract, agreement or instrument to which any of them is a party or by which any of them is bound, or will result in the declaration or imposition of any lien, charge or encumbrance upon any of the assets of Umpqua or its Subsidiaries which are material to the business of Umpqua or its Subsidiaries. Assuming the accuracy of Centennial’s and Centennial Bank’s representations and warranties, compliance with their covenants, and the performance of their obligations under this Agreement and the Holding Company Plan of Merger and Bank Plan of Merger, the consummation of the transactions contemplated by this Agreement will not result in any material adverse change in the business, assets, earnings, operations or conditions (financial or otherwise) of Umpqua or its Subsidiaries.

      5.15     Insurance. Except as set forth in Schedule 5.15, for each of the past six years and continuing to date, Umpqua and its Subsidiaries have insured their business and real and personal property against all risks of a character usually insured against, including but not limited to financial institution bond, directors and officers liability, property and casualty and commercial liability insurance, with customary amounts of coverage, deductibles and exclusions by reputable insurers authorized to transact insurance in the State of Oregon and such other jurisdictions where they operate or own property, and they will maintain all existing insurance through the Effective Date. Umpqua and its Subsidiaries are in material compliance with all existing insurance policies and have not failed to give timely notice of, or present properly, any material claim thereunder that is within the Knowledge of an Officer of Umpqua or one of its Subsidiaries. Schedule 5.15 includes a list of all insurance policies currently in force with respect to Umpqua’s and its Subsidiaries’ business and real and personal property.

      5.16     Contracts and Agreements. Neither Umpqua nor any Subsidiary is in material default or breach, and there has not occurred any event which with notice or lapse of time would constitute a material breach or default, under any material contract, agreement, instrument, lease or understanding, and, excluding any loan agreements or notices with Umpqua Bank customers reflected in Umpqua’s regular delinquent loan reports which have been and will be made available to Centennial, Umpqua’s Officers do not have Knowledge of any material default by any other party thereto. No consent or approval by the parties thereto is required by reason of this Agreement to maintain such contracts, agreements, instruments, leases and understandings in effect.

      5.17     Reserve for Loan Losses. Umpqua’s reserve for loan losses, as established from time to time, is adequate as determined by the standards applied to Umpqua and Umpqua Bank by the applicable bank regulatory agencies and pursuant to generally accepted accounting principles. Since March 31, 2002, Umpqua has not reversed, and prior to the Effective Date Umpqua will not reverse, any provision taken for loan losses.

      5.18     Repurchase Agreement. Umpqua and Umpqua Bank have valid and perfected first position security interests in all government securities subject to repurchase agreements and the market value of

Appendix I-22

the collateral securing each such repurchase agreement equals or exceeds the amount of the debt secured by such collateral under such agreement.

      5.19     Interests of Directors and Others. Except as disclosed in any Umpqua Public Reports or the schedules hereto, no officer or director of Umpqua or Umpqua Bank has any material interest in any assets or property, whether real or personal, tangible or intangible, of or used in the business of Umpqua or any of its Subsidiaries, other than as an owner of outstanding securities or deposit accounts of Umpqua or Umpqua Bank, as borrowers under loans fully performing in accordance with their terms, which terms are no more favorable than those available to unaffiliated parties made at or about the same time, or as customers in the ordinary course of SAWY’s business.

      5.20     Schedules to this Agreement. The information contained in each schedule to this Agreement prepared by or on behalf of Umpqua constitutes additional representations and warranties made by Umpqua hereunder and is incorporated herein by reference. The copies of documents furnished as part of these schedules are true, correct and complete copies and include all amendments, supplements, and modifications thereto and all express waivers applicable thereunder.

      5.21     No Misstatements or Omissions. No representation or warranty of Umpqua or Umpqua Bank in this Agreement or in any statement, certificate or schedule furnished or to be furnished by Umpqua pursuant to this Agreement or in connection with the transaction contemplated by this Agreement, contains or will contain any untrue statements of a material fact or omits or will omit to state any material fact.

6.     Covenants of Centennial.

      6.1     Certain Actions. During the period between the date hereof and the earlier of the Effective Date or the termination of this Agreement, Centennial covenants to Umpqua for itself and on behalf of Centennial Bank, that, without first obtaining the written approval of Umpqua or as set forth in Schedule 6.1 or 6.16:

(a) It shall not amend its Articles of Incorporation or Bylaws or approve any amendment to the Articles of Incorporation or Bylaws of Centennial Bank;

(b) It shall not declare or pay any dividend (except its regular quarterly cash dividends of $0.04 per share), redeem, repurchase or otherwise acquire or agree to acquire any of Centennial’s or any Centennial Subsidiaries’ stock; or make or commit to make any other distribution to Centennial’s or any Centennial Subsidiaries’ shareholders; provided that this Section 6.1(b) shall not preclude the ordinary course payment of dividends by Centennial Bank to Centennial, the primary purpose of which is to fund the ongoing operations of Centennial;

(c) It shall not, except under options and convertible securities identified in Schedule 4.2, issue, sell, or deliver; agree to issue, sell or deliver; or grant or agree to grant any shares of any class of the stock of Centennial or Centennial Bank; any securities convertible into any of such shares; or any options, warrants, or other rights to purchase such shares, or to modify, accelerate vesting or extend the exercise date except as set forth in such schedule;

(d) It shall not, except in the ordinary course of business, borrow or agree to borrow any funds or voluntarily incur, assume or become subject to, whether directly or by way of guarantee or otherwise, any commitment, obligation or liability (absolute or contingent); or cancel or agree to cancel any debts or claims;

(e) It shall not, except in the ordinary course of business, lease, sell or transfer; agree to lease, sell or transfer; or grant or agree to grant any preferential rights to lease or acquire, any of its assets, property or rights; make or permit any amendment or termination of any contract, agreement, instrument or other right to which it is a party and which is material to its business, assets, earnings, operation or condition (financial or otherwise); or mortgage, pledge or subject to a lien or any other encumbrance any of its assets, tangible or intangible;

Appendix I-23

(f) It shall not violate, or commit a breach of or default under any contract, agreement or instrument to which it is a party or to which any of its assets may be subject and which is material to its business, assets, earnings, operation or condition (financial or otherwise); or knowingly violate any applicable law, regulation, ordinance, order, injunction or decree or any other requirements of any governmental body or court, relating to its assets or business;

(g) Other than with respect to agreements in effect on the date of this Agreement, it shall not increase or agree to increase the compensation payable to any officer, director, employee or agent, except for merit increases to non-management personnel in the ordinary course of business consistent with past practices; enter into any contract of employment (i) for a period greater than 30 days or (ii) providing for severance payments upon termination of employment or upon the occurrence of any other event including but not limited to the consummation of the Plans of Merger; or enter into or make any material change in any Employee Benefit Plan except as required by law; provided that this Section 6.1(g) shall not preclude the payment in January 2003 of bonuses earned by Centennial or Centennial Bank employees during fiscal year 2002 and prior to the Effective Date under existing bonus plans nor preclude the purchase of tail coverage for a period not to exceed 36 months following the Effective Date under Centennial’s existing directors and officers liability insurance policy;

(h) It shall not, except in the ordinary course of business through foreclosure or transfer in lieu thereof in the collection of loans to customers, acquire control of or any other ownership interest in any other corporation, association, joint venture, partnership, business trust or other business entity; acquire control or ownership of all or a substantial portion of the assets of any of the foregoing; merge, consolidate or otherwise combine with any other corporation; or enter into any agreement providing for any of the foregoing except in connection with the enforcement of bona fide security interests;

(i) It shall not acquire an ownership or leasehold interest in any real property whether by foreclosure, deed in lieu of foreclosure or otherwise without making an environmental evaluation that, in its opinion, is reasonably appropriate;

(j) It shall not make any payment in excess of $100,000 in settlement of any pending or threatened legal proceeding involving a claim against Centennial or Centennial Bank;

(k) It shall not engage in any activity or transaction (i) which is other than in the ordinary course of business including the sale of any properties, securities, servicing rights, loans or other assets except as specifically contemplated hereby, (ii) which would be reasonably expected to have a material adverse effect on the business, assets, earnings, operation or condition (financial or otherwise) of Centennial or Centennial Bank or (iii) would result in the breach of any representation or warranty hereunder or the failure of a condition of closing hereunder within the control of Centennial;

(l) It shall not acquire, open or close any office or branch (unless it determines to close Valley River Branch in accordance with Section 6.4);

(m) It shall not do any act which causes it not to remain in material compliance with the regulations, permits and orders issued by regulatory authorities having jurisdiction over its business operations;

(n) It shall not make or commit to make any capital expenditures, capital additions or capital improvements involving an amount in excess of $100,000; provided, however, written consent shall not be required if prior consultation with Umpqua has taken place;

(o) It shall not make, renew, commit to make, or materially modify any loan over $3,500,000 or a series of loans or commitments over $3,500,000 to any person or group of related persons, or renew, modify, amend or advance additional funds (except under preexisting commitments) on loans or to borrowers on the Centennial Bank loan watch list, without furnishing to Umpqua, within three (3) business days after such approval, a copy of the report provided to Centennial Bank’s loan committee;

Appendix I-24

(p) Except for booking loans committed prior to the date of this Agreement, it shall not enter into or modify any agreement or arrangement (except for renewals of previously disclosed indebtedness) which alone or together with all similar arrangements exceeds $250,000, with any director or officer of Centennial or Centennial Bank, any person who, to the Knowledge of an Officer of Centennial, owns more than five percent (5%) of the outstanding capital stock of Centennial or Centennial Bank, or any business or entity in which such director, officer or beneficial owner has an ownership interest in excess of ten percent (10%) without furnishing a copy of the report provided to Centennial Bank’s loan committee to Umpqua within three (3) business days after such approval; and

(q) Since March 31, 2002, it has not and will not sell any investment securities at a gain except as necessary to provide liquidity, in accordance with past practices.

      6.2     No Solicitation. Between the date hereof and the earlier of the Effective Date or the termination of this Agreement, neither Centennial, Centennial Bank, nor any of their officers, directors or other agents shall directly or indirectly initiate contact with any person or entity in an effort to solicit any Alternative Acquisition Transaction. Between the date hereof and the Effective Date, Centennial shall not authorize or knowingly permit any officer, director or any other person representing or retained by Centennial or Centennial Bank to directly furnish or cause to be furnished any non-public information concerning its business, properties, or assets to any person or entity in connection with any possible Alternative Acquisition Transaction other than to the extent specifically authorized by its Board of Directors in the good faith exercise of its fiduciary duties after consultation with counsel. Centennial shall promptly orally notify Umpqua followed by written notice, of any Alternative Acquisition Transaction, whether oral or written, communicated by any Person to Centennial, or any indication from any Person that such a Person is considering making any Alternative Acquisition Transaction. Each Centennial and Centennial Bank director further agrees to vote his or her Centennial Common Stock and any shares over which he or she has voting control in favor of the Agreement. Neither Centennial nor any of its directors or officers shall be required by this section to violate the duties imposed by law on Centennial’s directors or officers to Centennial’s shareholders and nothing in this Section 6.2 shall be interpreted to prevent Centennial or its directors from entertaining or considering proposals for Alternative Acquisition Transactions in the good faith exercise of their fiduciary duties to shareholders. The undertaking in this Section 6.2 of Centennial directors to vote their shares in favor of the Agreement relates solely to their separate interests as shareholders and not in any way to their positions as directors of Centennial.

      6.3     Filing Reports and Returns, Payment of Taxes. During the period between the date hereof and the earlier of the Effective Date or the termination of this Agreement, Centennial shall duly and timely file and shall cause Centennial Bank to duly and timely file (by the due date or any duly granted extension thereof), all reports and returns required to be filed with federal, state, local, foreign and other regulatory authorities, including, without limitation, reports required to be filed with the SEC, FRB, FDIC or Oregon Director and all required federal, state and local tax returns. Unless it is contesting the same in good faith and, if appropriate, has established reasonable reserves therefore, Centennial will promptly pay and shall cause Centennial Bank to promptly pay all taxes and assessments indicated by tax returns as due or otherwise lawfully levied or assessed upon it or any of its properties and withhold or collect and pay to the proper governmental authorities or hold in separate bank accounts for such payment all taxes and other assessments which are required by law to be so withheld or collected.

      6.4     Preservation of Business. During the period between the date hereof and the earlier of the Effective Date or the termination of this Agreement, Centennial shall use its commercially reasonable efforts (i) to preserve intact its business organization; (ii) to preserve its relationships and goodwill with its customers, employees and others having business dealings with it; and (iii) to keep available the services of its present officers, agents and employees and those of Centennial Bank. In particularity, Centennial Bank will use its commercially reasonable efforts to extend the existing lease for its Valley River Branch or formulate and implement a plan to either (x) move such branch location in a fashion designed to preserve within the Centennial Bank system the deposits currently located at such branch, or (y) otherwise preserve within the Centennial Bank system such deposits. Until the earlier of the Effective Date or termination, Centennial shall provide a written summary no less frequently than monthly, of the status of the branch

Appendix I-25

and the actions undertaken. Centennial will not institute nor permit Centennial Bank to institute any novel, unusual or material change in its methods of management, lending policies, personnel policies, accounting, marketing, investments or operations.

      6.5     Best Efforts. Centennial will use its commercially reasonable efforts to obtain and to assist Umpqua in obtaining all necessary approvals, consents and orders, including but not limited to approval of the FDIC, FRB and the Oregon Director, to the transactions contemplated by this Agreement and the Plans of Merger, and, subject to receipt of a fairness opinion as set forth in Section 9.13, to obtain the approval of the shareholders of Centennial to the Agreement and to the Plans of Merger. Further, Centennial will use its commercially reasonable efforts to cause the Directors of Centennial and Centennial Bank to execute this Agreement in their individual capacities as provided for at the end of this Agreement.

      6.6     Continuing Accuracy of Representations and Warranties. During the period between the date hereof and the earlier of the Effective Date or the termination of this Agreement, Centennial will not take nor knowingly permit any action which would cause or constitute a breach of any of the representations or warranties of Centennial or Centennial Bank contained in this Agreement or which would cause any such representations or warranties, if made on and as the date of such event or the Effective Date, to be untrue or inaccurate in any material respect (other than an event so affecting a representation or warranty which is permitted hereby). Promptly upon becoming aware of the occurrence of or the pending or threatened occurrence of any event which would cause or constitute such a breach or inaccuracy, Centennial will give detailed written notice thereof to Umpqua and will use its best efforts to prevent or promptly remedy such breach or inaccuracy.

      6.7     Updating Schedules. During the period between the date hereof and the earlier of the Effective Date or the termination of this Agreement, Centennial will, no later than fifteen (15) days prior to the anticipated Effective Date hereof, revise and supplement the schedules hereto prepared by or on behalf of Centennial to ensure that such schedules remain accurate and complete. Notwithstanding anything to the contrary contained herein, supplementation of such schedules following the execution of this Agreement shall not be deemed a modification of Centennial’s representations or warranties contained herein.

      6.8     Rights of Access. During the period between the date hereof and the earlier of the Effective Date or the termination of this Agreement, Centennial agrees to permit and cause Centennial Bank to permit, Umpqua, and its employees, agents and representatives full access to the premises of Centennial and Centennial Bank on reasonable notice and to all books, files and records of Centennial and Centennial Bank, including but not limited to loan files, litigation files and federal and state examination reports, and to furnish to Umpqua such financial and operating data and other information with respect to the business and assets of Centennial and Centennial Bank as Umpqua shall reasonably request.

      6.9     Proxy Statement. Centennial shall provide to Umpqua such information and assistance as may be reasonably necessary to permit Umpqua to file with the SEC a registration statement covering the issuance of the Umpqua Shares, and to file with the SEC a proxy statement meeting the requirements of Schedule 14A of the Exchange Act to be used by Umpqua and Centennial to solicit proxies from the shareholders of Umpqua and Centennial, for shareholder meetings at which those shareholders will be asked to consider and vote on this Agreement and the Holding Company Plan of Merger, and the transactions contemplated hereby and thereby (in its combined, definitive form, the “Proxy Statement”). When delivered to shareholders of Centennial, the Proxy Statement will fairly describe the transaction with respect to the business, financial condition and operations of Centennial, and will contain no untrue statement of any material fact and will not omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, except those statements in or omission from the Proxy Statement that are not descriptive of or otherwise attributable to Centennial. Centennial will promptly advise Umpqua in writing if at any time prior to the Effective Date Centennial obtains Knowledge of any facts that would, in the opinion of Centennial or its counsel, make it necessary to amend or supplement the Proxy Statement to make the statements therein not misleading or to comply with applicable law.

Appendix I-26

      6.10     Delivery of Reports. During the period between the date hereof and the earlier of the Effective Date or the termination of this Agreement, Centennial will deliver to Umpqua promptly upon preparation copies of:

(a) Approved minutes of meetings of Centennial’s and Centennial Bank’s shareholders, Board of Directors, and management or director committees; and

(b) Centennial Bank’s loan committee reports and reports of loan delinquencies, foreclosures and other adverse developments regarding loans; and of developments regarding other real estate owned or other assets acquired through foreclosure or action in lieu thereof.

      6.11     Payment of Obligations. During the period between the date hereof and the earlier of the Effective Date or the termination of this Agreement, Centennial will promptly pay and cause Centennial Bank promptly to pay, upon receipt of billings all accounts payable, including professional fees for legal, financial and accounting services, and will maintain its assets in accordance with good business practices.

      6.12     Shareholder Meeting. Centennial will promptly call a meeting of its shareholders to consider and approve this Agreement, the Holding Company Plan of Merger, and the transactions contemplated thereby. Centennial will deliver to its shareholders notice of the meeting, together with the Proxy Statement, in accordance with applicable Oregon and federal law. Provided that the representations and warranties of Umpqua contained herein continue to be accurate, the Board of Directors of Centennial will recommend to the shareholders approval of this Agreement, the Holding Company Plan of Merger and the transactions contemplated hereby unless, after consulting with counsel, the Board determines in good faith that its fiduciary duties otherwise require. Each of Centennial and Centennial Bank directors hereby agree, in his or her individual capacity as a shareholder, and not in the capacity of a director, to vote all Centennial Common Stock held or controlled by him or her for the approval of all such matters.

      6.13     Approval of Bank Plan of Merger. Promptly following execution of this Agreement, Centennial will execute consent action minutes of shareholders to approve and ratify the Bank Plan of Merger.

      6.14     Title Reports. Prior to the Effective Date, Centennial will provide Umpqua with either copies of title reports or a preliminary title report with respect to all real property owned by Centennial, including other real estate owned.

      6.15     Loan Loss Reserve. Prior to the Effective Date, all loans deemed to be uncollectible will be charged off on a current basis, Centennial will continue to make provisions for loan losses at a level no less than set forth in its forecast provided to Umpqua and, at the Effective Date, Centennial’s consolidated loan loss reserve will comply with the representation of Section 4.24 and not be less than 1.73% of the total lease and loan receivables, without taking into effect any actions taken pursuant to Section 6.16.

      6.16     Agreements and Plans. Centennial agrees to take, or use its commercially reasonable efforts to effect, the actions set forth in Schedule 6.16 within the time lines set forth in such schedule.

      6.17     Other Actions. Centennial covenants and agrees to execute, file and record such documents and do such other acts and things as are necessary or appropriate to obtain required government and regulatory approvals for, and to otherwise take such other necessary and appropriate actions to consummate the transactions contemplated by this Agreement and the Plans of Merger.

7.     Covenants of Umpqua.

      7.1     Certain Actions. During the period between the date hereof and the earlier of the Effective Date or the termination of this Agreement, Umpqua covenants, for itself and on behalf of its Subsidiaries, that, without first obtaining the written approval of Centennial:

(a) It shall not amend its Articles of Incorporation or Bylaws or approve any amendment to the Articles of Incorporation or Bylaws of its Subsidiaries;

Appendix I-27

(b) It shall not declare or pay any dividend (except its regular quarterly cash dividends of $0.04 per share), redeem, repurchase or otherwise acquire or agree to acquire any of Umpqua’s capital stock (except in connection with a share repurchase program undertaken in compliance with SEC Rule 10b-18 and SEC Regulation M, limited to 1,000,000 shares of its common stock and suspended during the period beginning one day before the Proxy Statement is first mailed to Centennial shareholders and continuing through the consummation of the transactions contemplated by this Agreement); or make or commit to make any other distribution to Umpqua’s shareholders;

(c) It shall not engage in any activity or transaction that is other than in the ordinary course of business, including the sale of any properties, securities, servicing rights, loans or other assets, which would be reasonably expected to have a material adverse effect on the business, assets, earnings, operation or condition (financial or otherwise) of Umpqua or Umpqua Bank;

(d) It shall not do any act which causes it not to remain in material compliance with the regulations, permits and orders issued by regulatory authorities having jurisdiction over its business operations; and

(e) It shall not violate, or commit a breach of or default under any contract, agreement or instrument to which it is a party or to which any of its assets may be subject and which is material to its business, assets, earnings, operation or condition (financial or otherwise); or knowingly violate any applicable law, regulation, ordinance, order, injunction or decree or any other requirements of any governmental body or court, relating to its assets or business.

      7.2     Filing Reports and Returns, Payment of Taxes. During the period between the date hereof and the earlier of the Effective Date or the termination of this Agreement, Umpqua shall duly and timely (by the due date or any duly granted extension thereof) file all reports and returns required to be filed with federal, state, local, foreign and other regulatory authorities, including, without limitation, reports required to be filed with the SEC, FRB, FDIC and the Oregon Director and all required federal, state and local tax returns. Unless it is contesting the same in good faith and, if appropriate, has established reasonable reserves therefore, Umpqua will promptly pay all taxes and assessments indicated by tax returns as due or otherwise lawfully levied or assessed upon it or any of its properties and withhold or collect and pay to the proper governmental authorities or hold in separate bank accounts for such payment all taxes and other assessments which are required by law to be so withheld or collected.

      7.3     Preservation of Business. During the period between the date hereof and the earlier of the Effective Date or the termination of this Agreement, Umpqua shall use its best efforts to preserve intact its business organization; to preserve its relationships and goodwill with its customers, employees and others having business dealings with it and those of Umpqua Bank; and to keep available the services of its present officers, agents and employees and those of Umpqua Bank. Umpqua will not, and will not permit Umpqua Bank to, institute any novel, unusual or material change in its methods of management, lending policies, personnel policies, accounting, marketing, investments or operations.

      7.4     Best Efforts. Umpqua will use commercially reasonable efforts to obtain and to assist Centennial in obtaining, all necessary approvals, consents and orders, including but not limited to approvals of the FRB, FDIC and the Oregon Director, to the transactions contemplated by this Agreement and the Plans of Merger, and, subject to the receipt of a fairness opinion as set forth in Section 8.14, to obtain the approval of the shareholders of Umpqua to the Agreement and the Holding Company Plan of Merger, and the issuance of the Umpqua Common Stock pursuant to the Merger. Further, Umpqua will use its commercially reasonable efforts to cause the directors of Umpqua to execute this Agreement in their individual capacities as provided for at the end of this Agreement.

      7.5     Continuing Accuracy of Representations and Warranties. During the period between the date hereof and the earlier of the Effective Date or the termination of this Agreement, Umpqua will not take any action which would cause or constitute a breach of any of the representations or warranties of Umpqua contained in this Agreement, or which would cause any such representations or warranties, if made on and as the date of such event or the Effective Date, to be untrue or inaccurate in any material

Appendix I-28

respect (other than an event so affecting a representation or warranty which is permitted hereby). Promptly upon becoming aware of the occurrence of or the pending or threatened occurrence of any event which would cause or constitute such a breach or inaccuracy, Umpqua will give detailed written notice thereof to Centennial and will use its best efforts to prevent or promptly remedy such breach or inaccuracy.

      7.6     Updating Schedules. During the period between the date hereof and the earlier of the Effective Date or the termination of this Agreement, Umpqua will, no later than fifteen (15) days prior to the anticipated Effective Date, revise and supplement the schedules hereto prepared by or on behalf of Umpqua to ensure that such schedules remain accurate and complete. Notwithstanding anything to the contrary contained herein, supplementation of such schedules following the execution of this Agreement shall not be deemed a modification of Umpqua’s representations or warranties contained herein.

      7.7     Rights of Access. During the period between the date hereof and the earlier of the Effective Date or the termination of this Agreement, Umpqua agrees to permit Centennial and its employees, agents and representatives full access to the premises of Umpqua on reasonable notice and to all books, files and records of Umpqua, including but not limited to loan files, litigation files and federal and state examination reports, and to furnish to Centennial such financial and operating data and other information with respect to the business and assets of Umpqua as Centennial shall reasonably request.

      7.8     Shareholder Meeting. Umpqua will promptly call a meeting of its shareholders to consider and approve this Agreement, the Holding Company Plan of Merger, and the transactions and the issuance of Umpqua Common Stock contemplated thereby. Umpqua shall deliver to its shareholders notice of the meeting, together with the Proxy Statement, in accordance with applicable Oregon and federal law and rules of the Nasdaq Stock Market. Provided that the representations and warranties of Centennial contained herein continue to be accurate, the Board of Directors of Umpqua will recommend to the shareholders approval of this Agreement, the Holding Company Plan of Merger and the transactions contemplated hereby and the issuance of the Umpqua Common Stock unless, upon advise of counsel, their fiduciary duties otherwise require, and each of the Umpqua directors hereby agrees to vote all Umpqua shares held or controlled by him or her for the approval of all such matters.

      7.9     Proxy Statement. Umpqua will prepare or provide to Centennial such assistance as may be necessary to permit Centennial to prepare the Proxy Statement. When delivered to shareholders, the Proxy Statement will fairly describe the transaction with respect to the business, financial condition and operations of Umpqua and will contain no untrue statement of any material fact and will not omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, except those statements in or omission from the Proxy Statement that are not descriptive of or otherwise attributable to Umpqua. Umpqua will promptly advise Centennial in writing if at any time prior to the Effective Date Umpqua shall obtain Knowledge of any facts that would, in the opinion of Umpqua or its counsel, make it necessary or appropriate to amend or supplement the Proxy Statement in order to make the statements therein not misleading or to comply with applicable law.

      7.10     Securities Registration. Promptly following execution of this Agreement, Umpqua will take all necessary and appropriate steps to register under the Securities Act of 1933 the shares of Umpqua Common Stock to be issued to Centennial shareholders under the Holding Company Plan of Merger.

      7.11     Listing of Securities. Umpqua shall, promptly following the execution of this Agreement, file with the Nasdaq Stock Market, Inc., a listing application covering the Umpqua Common Stock to be issued to the Centennial shareholders and shall continue to take such steps as may be necessary to cause such Umpqua Common Stock to be listed on the Nasdaq National Market System on or before the Effective Date.

      7.12     Other Actions. Umpqua covenants and agrees to execute, file and record such documents and do such other acts and things as are necessary or appropriate to obtain required government and regulatory approvals to and to otherwise accomplish this Agreement and the Plans of Merger. Promptly following the

Appendix I-29

execution of this Agreement, Umpqua will execute consent action minutes of shareholders to approve and ratify the Bank Plan of Merger.

      7.13     Appointment to Umpqua Board of Directors. Effective with the filing of the Holding Company Plan of Merger, the Umpqua and Umpqua Bank Boards of Directors shall by resolution, and in accordance with their respective Bylaws, appoint the Centennial Directors selected pursuant to Section 3.1.

      7.14     Employee Matters. Promptly after the Effective Date and no later than January 1, 2003 if the Merger is effective in 2002, Umpqua shall ensure that Centennial and Centennial Bank employees are permitted to participate in the employee benefit programs then made available to Umpqua employees with credit for service with Centennial and Centennial Bank deemed service with Umpqua for eligibility and vesting purposes. If the Effective Date is prior to year-end 2002, Centennial and Centennial Bank employees will continue under their existing plans through year-end. Programs available to employees include the Umpqua Bank Special Severance Pay Program (Centennial Bank) previously provided to Centennial. For purposes of vacation benefits, service for Centennial shall be credited for determining an employee’s eligibility and length of vacation under the Umpqua vacation plan, and any vacation taken prior to the Effective Date will be subtracted under the Umpqua plan from the employee’s vacation entitlement for the calendar year in which the Effective Date occurs. For purposes of participation in Umpqua bonus plans, profit sharing plans and arrangements, and similar benefits, Centennial and Centennial Bank employees shall receive credit for length of service and (except as may otherwise be provided in employment contracts) shall be entitled to participate in bonus compensation plans and awards beginning on the Effective Date, it being expressly recognized that previous Centennial and Centennial Bank employees continuing in the employ of Umpqua or Umpqua Bank at December 31, 2002 are to be paid in January 2003 their accrued bonus compensation under Centennial’s and Centennial Bank’s bonus plans, profit sharing plans and arrangements, and similar programs through the Effective Date, in accordance with the terms thereof as determined by Centennial’s Board of Directors prior to the Effective Time, and further recognized that for purposes of calculating the benefits due thereunder Centennial’s and Centennial Bank’s financial performance for the 2002 fiscal year shall be determined without respect to any restructuring charge or any increase in the provision for loan and lease losses accrued by Centennial or Centennial Bank in excess of that required by this Agreement (excluding any action taken by Centennial pursuant to Section 6.16).

      7.15     No Cancellation of Tail Coverage. Umpqua agrees that it will not cancel, and will use commercially reasonable efforts to maintain, any tail coverage purchased by Centennial in accordance with Section 6.1(g) hereof.

8.     Conditions to Obligations of Umpqua.

      The obligations of Umpqua under this Agreement and the Plans of Merger to consummate the Holding Company Merger and the Bank Merger shall be subject to the satisfaction, on or before the Effective Date, of the following conditions (unless waived by Umpqua in writing and not required by law):

      8.1     Shareholder Approvals. Approval of this Agreement and the Plans of Merger by the shareholders of Umpqua, Centennial and Centennial Bank.

      8.2     No Litigation. Absence of any suit, action, or proceeding (made or threatened) against Umpqua, Centennial, or any of their directors or officers, seeking to challenge, restrain, enjoin, or otherwise affect this Agreement or the Plans of Merger or the transactions contemplated thereby; seeking to restrict the rights of the parties or the operation of the business of Centennial or Umpqua or their Subsidiaries after consummation of the Mergers; or seeking to subject the parties to this Agreement or the Plans of Merger or any of their officers or directors to any liability, fine, forfeiture or penalty on the grounds that the parties hereto or their directors or officers have violated or will violate their fiduciary duties to their respective shareholders or will violate any applicable law or regulation in connection with the transactions contemplated by this Agreement and the Plans of Merger.

Appendix I-30

      8.3     No Banking Moratorium. Absence of a banking moratorium or other suspension of payment by banks in the United States or any new material limitation on extension of credit by commercial banks in the United States.

      8.4     Regulatory Approvals. Procurement of all consents, orders and approvals required by law, and the satisfaction of all other necessary or appropriate legal requirements, including but not limited to approvals by FRB, FDIC and the Oregon Director of the transactions contemplated by the Agreement and the Plans of Merger, without any conditions which Umpqua determines to be materially disadvantageous or burdensome, and the expiration of all regulatory waiting periods.

      8.5     Compliance with Securities Laws. Receipt of an order of registration from the SEC relating to the shares of Umpqua Common Stock to be issued under the Plan of Merger, and receipt of such other registration and qualification orders as may be necessary under applicable laws and regulations.

      8.6     Other Consents. Receipt of all other consents and approvals necessary for consummation of the transactions contemplated by this Agreement and the Plans of Merger.

      8.7     Opinion of Counsel. Receipt by Umpqua of a favorable opinion of Tonkon Torp LLP, special counsel to Centennial, in form and substance satisfactory to Umpqua and its counsel, to the effect that:

(a) Centennial is a corporation duly organized and validly existing under the laws of the State of Oregon, Centennial Bank is a state chartered bank, duly organized, validly existing and in good standing under the laws of the State of Oregon, and each has all requisite corporate power and authority to own, lease and operate its properties and assets and carry on its business in the manner being conducted on the Effective Date.

(b) Centennial has all requisite corporate power and authority to execute, deliver and perform its obligations under the Agreement and under the Holding Company Plan of Merger; the execution, delivery and performance of the Agreement and the Holding Company Plan of Merger, and the consummation of the transactions contemplated thereby, have been duly authorized by all requisite corporate action on the part of Centennial; and the Agreement and the Holding Company Plan of Merger have been duly executed and delivered by Centennial, and constitute the legal, valid, and binding obligation of Centennial, enforceable in accordance with their terms, except as the same may be limited by failure of one or more closing conditions or by Umpqua’s breach of its representations, warranties or covenants herein, or by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws or by equitable principles.

(c) Centennial Bank has all requisite corporate power and authority to execute, deliver and perform its obligations under the Bank Plan of Merger; the execution, delivery and performance of the Bank Plan of Merger, and the consummation of the transactions contemplated thereby, have been duly authorized by all requisite corporate action on the part of Centennial Bank; and the Bank Plan of Merger has been duly executed and delivered by Centennial Bank, and constitutes the legal, valid, and binding obligation of Centennial Bank, enforceable in accordance with its terms, except as the same may be limited by failure of one or more conditions set forth in this Agreement or the Bank Plan of Merger, or by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws or by equitable principles.

(d) The authorized capital stock of Centennial consists of 5,000,000 shares of voting preferred stock, without par value, and 5,000,000 shares of non-voting preferred stock, without par value, none of which is issued and outstanding, and 50,000,000 shares of common stock, without par value, of which [complete as of the Effective Date] shares have been duly issued and are validly outstanding, fully paid and nonassessable except as set forth in Schedule 4.2 to the Agreement. Such shares are the only shares of capital stock of Centennial authorized, issued or outstanding; and to the counsel’s knowledge, Centennial is not a party to, and is not obligated by, any commitment, plan or arrangement to issue or to sell any shares of capital stock or any equity interest in Centennial except as set forth in any schedule to the Agreement or the Centennial Public Reports. To the knowledge of

Appendix I-31

such counsel, none of the shares of Centennial Common Stock has been issued in violation of the pre-emptive rights of any shareholder.

(e) Centennial is the record holder of all of the issued and outstanding capital stock of Centennial Bank as reflected on the records of Centennial Bank.

      8.8     Corporate Documents.     Receipt by Umpqua of:

(a) Current certificate of existence for Centennial and a good standing certificate for Centennial Bank issued by the appropriate governmental officer as of a date immediately prior to the Effective Date; and

(b) A copy, certified by each Secretary of Centennial and Centennial Bank, of resolutions adopted by the Board of Directors and shareholders of each entity approving this Agreement and the applicable Plan of Merger.

      8.9     Continuing Accuracy of Representations and Warranties. Except as expressly contemplated hereby, the representations and warranties of Centennial being true at and as of the Effective Date as though such representations and warranties were made at and as of the Effective Date; provided that, in the case of Section 4.13, the discovery of a claim against Centennial or any other obligation or liability of Centennial, not previously within the knowledge of an Officer of Centennial, of less than $400,000 individually or $1,000,000 in the aggregate shall not be deemed a breach of Centennial’s representations and warranties hereunder.

      8.10     Compliance with Covenants and Conditions. Compliance by Centennial with all agreements, covenants and conditions on its part required by this Agreement to be performed or complied with prior to or at the Effective Date.

      8.11     No Adverse Changes. Between March 31, 2002 and the Effective Date, the absence of any material adverse change in the business, assets, liabilities, income, or conditions, financial or otherwise, of Centennial or Centennial Bank, except changes contemplated by this Agreement and such changes as may have been previously approved in writing by Umpqua.

      8.12     Certificate. Receipt by Umpqua of a Certificate of the Chief Executive Officer and the Chief Financial Officer of Centennial, dated as of the Effective Date, certifying to the best of their knowledge the fulfillment of the conditions specified in Sections 8.1, 8.2, 8.4, 8.6, 8.9, 8.10 and 8.11 hereof, that the consolidated deposits of Centennial are at least 97% of the amounts held by Centennial on March 31, 2002, that there has been no net reduction in regulatory capital of Centennial Bank, taken as a whole, since March 31, 2002, that Centennial’s loan loss reserve represents at least 1.73% of its loan and lease assets at the Effective Date, and such other matters with respect to the fulfillment by Centennial of any of the conditions of this Agreement as Umpqua may reasonably request.

      8.13     Tax Opinion. Receipt of a favorable opinion of Foster Pepper & Shefelman LLP, special counsel to Umpqua, dated as of the Effective Date, in form and substance satisfactory to Umpqua to the effect that the transactions contemplated by the Agreement and the Plans of Merger will be reorganizations within the meaning of Section 368 of the Code; that the parties to the Agreement and to the Plans of Merger will each be “a party to a reorganization” within the meaning of Section 368(b) of the Code; that no taxable gain or loss will be recognized by Centennial, Centennial Bank, Umpqua or Umpqua Bank as a result of the Mergers; that no taxable gain or loss will be recognized by the shareholders of Centennial who exchange all of their Centennial Common Stock for Umpqua Common Stock pursuant to the Holding Company Merger (except with respect to cash, if any, received for any fractional share interest in Umpqua Common Stock); that taxable gain (but not taxable loss) will be recognized by the shareholders of Centennial who exchange their Centennial Common Stock for Umpqua Common Stock and cash in an amount equal to the lesser of the gain realized and the cash received (a portion of which gain might constitute a dividend rather than capital gain); that the aggregate tax basis in the Umpqua Common Stock to be received by the recipients will be the same as the aggregate tax basis in their Centennial Common Stock exchanged (except for cash, if any, received for any fractional share

Appendix I-32

interests); and that, provided the Centennial Common Stock exchanged was held as a capital asset on the Effective Date, the holding period of the Umpqua Common Stock to be received will include the holding period of the Centennial Common Stock previously held, prior to the Effective Date.

      8.14     Umpqua Fairness Opinion. Umpqua will have received from Wells Fargo Securities LLC an opinion, dated as of the date the Board of Directors of Umpqua shall have approved this Agreement and updated or confirmed as of a date immediately before Umpqua mails the Proxy Statement to its shareholders, to the effect that the terms of the transactions contemplated by this Agreement are fair to Umpqua’s shareholders from a financial point of view. Centennial will provide Umpqua’s investment advisor such information as it may reasonably request in order to render its opinion.

      8.15     Centennial Fairness Opinion. Centennial will have received from Hovde Financial LLC an opinion, dated as of the date the Board of Directors shall have approved this Agreement and updated immediately before Centennial mails the Proxy Statement to its shareholders, to the effect that the terms of the transactions contemplated by this Agreement are fair to its shareholders from a financial point of view. Umpqua will provide Hovde Financial LLC such information as it may reasonably request in order to render its opinion.

      8.16     Affiliate Letters. Umpqua shall have received from the affiliates of Centennial the letter agreements provided for in Section 12.17 hereof.

      8.17     Director Commitments. Each of the Centennial and Centennial Bank directors shall have executed this Agreement in their individual capacities as provided at the end of this Agreement.

9.     Conditions to Obligations of Centennial.

      The obligations of Centennial under this Agreement and the Plans of Merger to consummate the Holding Company Merger and the Bank Merger, shall be subject to the satisfaction, on or before the Effective Date, of the following conditions (unless waived by Centennial in writing and not required by law):

      9.1     Shareholder Approvals. Approval of this Agreement and the Plans of Merger by the shareholders of Centennial, Umpqua and Umpqua Bank.

      9.2     No Litigation. Absence of any suit, action, or proceeding (made or threatened) against Umpqua, Centennial, or their directors or officers, seeking to challenge, restrain, enjoin, or otherwise affect this Agreement or the Plans of Merger or the transactions contemplated thereby; seeking to restrict the rights of the parties or the operation of the business of Centennial or Umpqua or their Subsidiaries after consummation of the Mergers; or seeking to subject any of them or their officers or directors to any liability, fine, forfeiture or penalty on the grounds that such parties have violated or will violate their fiduciary duties to their respective shareholders or will violate any applicable law or regulation in connection with the transactions contemplated by this Agreement and the Plans of Merger.

      9.3     No Banking Moratorium. Absence of a banking moratorium or other suspension of payment by banks in the United States or any new material limitation on extension of credit by commercial banks in the United States.

      9.4     Regulatory Approvals. Procurement of all consents, orders and approvals required by law, and the satisfaction of all other necessary or appropriate legal requirements, including but not limited to approvals by FRB, FDIC and the Oregon Director of the transactions contemplated by the Agreement and the Plans of Merger, without any conditions that Centennial determines to be materially disadvantageous or burdensome, and the expiration of all regulatory waiting periods.

      9.5     Other Consents. Receipt of all other consents and approvals necessary for consummation of the transactions contemplated by this Agreement and the Plans of Merger.

Appendix I-33

      9.6     Opinion of Counsel. Receipt by Centennial of a favorable opinion of Foster Pepper & Shefelman LLP, special counsel to Umpqua, dated as of the Effective Date, in form and substance satisfactory to Centennial and its counsel, to the effect that:

(a) Umpqua and Strand Atkinson Williams & York, Inc. are corporations and Umpqua Bank is a state banking corporation, each duly organized and validly existing under the laws of the State of Oregon, and each has all requisite corporate power and authority to own, lease, and operate its properties and assets and carry on its business in the manner being conducted on the Effective Date.

(b) Umpqua and Umpqua Bank each have all requisite corporate power and authority to execute, deliver and perform their respective obligations under the Agreement and the Plans of Merger; the execution, delivery and performance of the Agreement and the Plans of Merger and the consummation of the transactions contemplated thereby, have been duly authorized by all requisite corporate action on the part of each; and the Agreement and the Plans of Merger have been duly executed and delivered by them and constitute the legal, valid and binding obligation of each, enforceable in accordance with their terms, except as the same may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws or by equitable principles.

(c) The authorized capital stock of Umpqua consists of 2,000,000 shares of preferred stock, no par value per share, none of which is issued and outstanding, and 100,000,000 shares of common stock, no par value per share, of which [complete as of the Effective Date] shares are outstanding and are validly issued, fully paid and nonassessable. Such shares are the only shares of capital stock of Umpqua authorized, issued or outstanding; and to the knowledge of Foster Pepper & Shefelman LLP, Umpqua is not a party to, and is not obligated by, any commitment, plan or arrangement to issue or to sell any shares of capital stock or any other equity interest in Umpqua, except as set forth in any schedule to this Agreement or the Umpqua Public Reports. To the knowledge of such counsel, none of the shares of Umpqua Common Stock has been issued in violation of the pre-emptive rights of any shareholder.

(d) All of the issued and outstanding capital stock of Umpqua Bank and Strand Atkinson Williams & York, Inc. is owned by Umpqua.

(e) The Umpqua Common Stock to be issued in accordance with the Holding Company Plan of Merger, when delivered in exchange (or in partial exchange) for the shares of Centennial Common Stock, will be authorized, validly issued, fully paid and nonassessable.

(f) The Umpqua Common Stock to be issued to the Centennial shareholders has been registered under the Securities Act of 1933, as amended and, to Foster Pepper & Shefelman LLP’s knowledge, no stop order suspending the effectiveness of the Securities Act registration or the issuance of the shares in any jurisdiction has been issued and no proceeding for that purpose has been initiated or pending or is contemplated under the Securities Act or any other securities laws. The issuance of Umpqua Common Stock has been registered or qualified or is exempt from registration or qualification except when such failure would not (i) be material to Umpqua, or (ii) pose a material risk of material liability to any person who was, immediately prior to the Effective Date, an officer, director, employee or agent of Centennial. The Umpqua Common Stock to be issued to the Centennial shareholders has been listed for trading on the Nasdaq National Market System, and is not “restricted securities” as that term is defined in Rule 144(a)(3) under the Act.

      9.7     Corporate Documents. Receipt by Centennial of:

(a) A certificate of existence for Umpqua and a good standing certificate for Umpqua Bank issued by the appropriate governmental officer dated as of a date immediately prior to the Effective Date;

(b) A copy, certified by each Secretary of Umpqua and Umpqua Bank, of the resolutions adopted by the Board of Directors of each approving this Agreement and the respective Plan of Merger.

Appendix I-34

      9.8     Continuing Accuracy of Representations and Warranties. Except as contemplated hereby, the representations and warranties of Umpqua being true at and as of the Effective Date as though such representations and warranties were made at and as of the Effective Date; provided that, in the case of Section 5.5, the discovery of a claim against Umpqua or any other obligation or liability of Umpqua, not previously within the Knowledge of an Officer of Umpqua, of less than $500,000 individually or $1,000,000 in the aggregate shall not be deemed a breach of Umpqua’s representations and warranties hereunder.

      9.9     Compliance with Covenants and Conditions. Umpqua having complied with all agreements, covenants and conditions on its part required by this Agreement to be performed or complied with prior to or at the Effective Date.

      9.10     No Adverse Changes. Between March 31, 2002 and the Effective Date, the absence of any material adverse change in the business, assets, liabilities, income or condition, financial or otherwise, of Umpqua and its Subsidiaries taken as a whole, except changes contemplated by this Agreement and such changes that may have been previously approved in writing by Centennial.

      9.11     Tax Opinion. Receipt of a favorable opinion of Foster Pepper & Shefelman LLP, special counsel to Umpqua, dated as of the Effective Date, in form and substance satisfactory to Centennial to the effect that the transactions contemplated by the Agreement and the Plans of Merger will be reorganizations within the meaning of Section 368 of the Code; that the parties to the Agreement and to the Plans of Merger will each be “a party to a reorganization” within the meaning of Section 368(b) of the Code; that no taxable gain or loss will be recognized by Centennial, Centennial Bank, Umpqua or Umpqua Bank as a result of the Mergers; that no taxable gain or loss will be recognized by the shareholders of Centennial who exchange all of their Centennial Common Stock for Umpqua Common Stock pursuant to the Holding Company Merger (except with respect to cash, if any, received for any fractional share interest in Umpqua Common Stock); that taxable gain (but not taxable loss) will be recognized by the shareholders of Centennial who exchange their Centennial Common Stock for Umpqua Common Stock and cash in an amount equal to the lesser of the gain realized and the cash received (a portion of which gain might constitute a dividend rather than capital gain); that the aggregate tax basis in the Umpqua Common Stock to be received by the recipients will be the same as the aggregate tax basis in their Centennial Common Stock exchanged (except for cash, if any, received for any fractional share interests); and that, provided the Centennial Common Stock exchanged was held as a capital asset on the Effective Date, the holding period of the Umpqua Common Stock to be received will include the holding period of the Centennial Common Stock previously held, prior to the Effective Date.

      9.12     Certificate. Receipt by Centennial of a Certificate of the President and Chief Financial Officer of Umpqua, dated as of the Effective Date, certifying to the best of their knowledge the fulfillment of the conditions specified in Sections 9.1, 9.2, 9.4, 9.5, 9.8, 9.9, and 9.10 hereof and such other matters with respect to the fulfillment by Umpqua of any of the conditions of this Agreement as Centennial may reasonably request.

      9.13     Centennial Fairness Opinion. Centennial will have received from Hovde Financial LLC an opinion, dated as of or prior to the date the Board of Directors of Centennial shall have approved this Agreement and the Holding Company Plan of Merger and updated or confirmed as of a date immediately before Centennial mails the Proxy Statement to its shareholders, to the effect that the terms of the Holding Company Merger are fair, from a financial point of view, to its shareholders. Umpqua will provide Hovde Financial LLC such information as it may reasonably request in order to render its opinion.

      9.14     Director Commitments. Each of the Umpqua directors shall have executed this Agreement in their individual capacities as provided at the end of this Agreement.

10.     Closing.

      The transactions contemplated by this Agreement and the Plans of Merger will close in the office of Foster Pepper & Shefelman LLP at such time and on such date within seven (7) days following the satisfaction of all conditions to closing set forth in Sections 8 and 9 (not waived or to be satisfied by

Appendix I-35

delivery of documents or opinions or a state of facts to exist at closing), as set by notice from Umpqua to Centennial, or at such other time and place as the parties may agree.

11.     Termination.

      11.1     Procedure for Termination. This Agreement may be terminated before the Effective Date:

(a) By the mutual consent of the Boards of Directors of Umpqua and Centennial acknowledged in writing;

(b) By Umpqua or Centennial acting through their Boards of Directors upon written notice to the other party, if (i) at the time of such notice the Mergers shall not have become effective by February 28, 2003 (or such later date as shall have been agreed to in writing by Umpqua and Centennial acting through their respective Boards of Directors), (ii) shareholders of Centennial shall not have approved the Agreement, the Holding Company Plan of Merger and the transactions contemplated thereby prior to January 31, 2003, or (iii) shareholders of Umpqua shall not have approved the Agreement, the Holding Company Plan of Merger and the transactions contemplated thereby and the issuance of the Umpqua Common Stock prior to January 31, 2003;

(c) By Umpqua, acting through its Board of Directors upon written notice to Centennial, if there has been a material misrepresentation or material breach on the part of Centennial in its representations, warranties or covenants set forth herein or if there has been any material failure on the part of Centennial to comply with its obligations hereunder which misrepresentation, breach or failure is not cured within thirty (30) days notice to Centennial of such misrepresentation, breach or failure; or by Centennial, acting through its Board of Directors upon written notice to Umpqua, if there has been a material misrepresentation or material breach by Umpqua in its representations, warranties or covenants set forth herein or if there has been a material failure on the part of Umpqua to comply with its obligations hereunder which misrepresentation, breach or failure is not cured within thirty (30) days notice to Umpqua of such misrepresentation, breach or failure;

(d) By Centennial upon advice of Tonkon Torp LLP that the fiduciary duties of the Centennial Directors so require;

(e) By Centennial at any time between the time the Weighted Average Sales Price is determined and 48 hours prior to the Effective Date if the Weighted Average Sales Price is less then $15.25; provided, however, if Umpqua notifies Centennial of its election to increase the Exchange Ratio in accordance with the following formula, any notice given by Centennial under this Section 11.1(e) shall be deemed withdrawn and the Exchange Ratio shall be the number (carried out to four significant digits) calculated by multiplying .5343 times $15.25 and dividing the product by the Weighted Average Sales Price; or

(f) By Umpqua at any time between the time the Weighted Average Sales Price is determined and 48 hours prior to the Effective Date if the Weighted Average Sales Price is more than $20.00; provided, however, if Centennial notifies Umpqua of its election to decrease the Exchange Ratio in accordance with the following formula, any notice given by Umpqua under this Section 11.1(f) shall be deemed withdrawn and the Exchange Ratio shall be the number (carried out to four significant digits) calculated by multiplying .5343 times $20.00 and dividing that product by the Weighted Average Sales Price. Notwithstanding anything in this Section 11.1(f), Umpqua shall not have the right to terminate this Agreement under this Section 11.1(f) in the event that, after the date of this Agreement, through any event or series of events: (i) Umpqua shall have entered into an agreement with any Person to: (A) acquire, merge or consolidate, or enter into any similar transaction, with Umpqua, (B) purchase, lease or otherwise acquire 50% or more of the assets or liabilities of Umpqua or Umpqua Bank or (C) purchase or otherwise acquire (including by merger, consolidation, share exchange or any similar transaction) securities representing or convertible into 50% or more of the voting power of Umpqua or Umpqua Bank; or (ii) any person shall have made a bona fide proposal to Umpqua by public announcement or written communication that is or becomes the subject of

Appendix I-36

public disclosure, to acquire Umpqua or Umpqua Bank by merger, share exchange, consolidation, purchase of 50% or more of the assets or liabilities of Umpqua or any similar transaction.

      11.2     Effect of Termination.

      11.2.1     In the event this Agreement is terminated pursuant to Section 11.1(a) or 11.1(b)(i), or pursuant to any other provision hereof other than those provided for in Section 11.2.2 and 11.2.3, this Agreement shall become wholly void and of no further force and effect and there shall be no liability on the part of any party or its respective Board of Directors as a result of such termination or abandonment.

      11.2.2     If this Agreement is terminated by Centennial or Umpqua pursuant to Section 11.1(b)(ii) (provided that no failure of any covenant, condition, representation or warranty on the part of Umpqua or within the reasonable control of Centennial shall have contributed to the failure of Centennial shareholders to have approved the Agreement), by Umpqua pursuant to Section 11.1(c) or by Centennial pursuant to Section 11.1(d), then Centennial agrees to pay to Umpqua its reasonable expenses incurred in entering into and attempting to consummate the transaction up to a maximum of $500,000; provided, however, if Umpqua has terminated the Agreement as a result of Centennial’s willful failure to comply with any material covenant set forth in Section 6, it agrees to pay Umpqua an additional $2,000,000. If, prior to December 31, 2003, Centennial enters into an Alternative Acquisition Transaction and such Alternative Acquisition Transaction had been proposed (a) prior to the date of the Centennial shareholder meeting or at the time of such shareholder meeting, Centennial or its directors materially fail to comply with the covenants set forth in Section 6.2, 6.5, 6.9 or 6.12, or (b) at the time of the termination of the Agreement pursuant to Section 11.1(f); and in any of such events if, at the time of Centennial’s shareholder meeting (or with respect to (b), at the time of such termination in accordance with Section 11.1(f)) there was no material failure by Umpqua to comply with the covenants set forth in Section 7 and to satisfy the conditions set forth in Section 9.1 (if the shareholders of Umpqua shall have met by the date of the termination) and Sections 9.8 and 9.10, then Centennial will, within thirty (30) days after Umpqua’s request, pay Umpqua the sum of $5,000,000 (reduced by any amounts paid or payable pursuant to the first sentence of this paragraph). The payment called for in the foregoing sentence shall not be paid or payable if Umpqua elects to exercise all or any portion of that certain Stock Option Agreement dated contemporaneously herewith, the form of which is attached hereto as Exhibit C. This Section 11.2.2 shall be the sole remedy in favor of Umpqua for termination of this Agreement pursuant to the sections named in the first sentence, and Umpqua specifically waives the protections of any other legal or equitable remedies that otherwise might be available to Umpqua.

      11.2.3     If this Agreement is terminated by Umpqua or Centennial pursuant to Section 11.1(b)(iii) (provided that no failure of any covenant, condition, representation or warranty on the part of Centennial or within the reasonable control of Umpqua shall have contributed to the failure of Umpqua shareholders to have approved the Agreement) or by Centennial pursuant to Section 11.1(c), then Umpqua agrees to pay to Centennial its reasonable expenses incurred in entering into and attempting to consummate the transaction up to a maximum of $500,000; provided, however, if Centennial has terminated the Agreement as a result of Umpqua’s willful failure to comply with any material covenant set forth in Section 7, it agrees to pay Centennial an additional $2,000,000. This Section 11.2.3 shall be the sole remedy in favor of Centennial for termination of this Agreement pursuant to the sections named in the first sentence, and Centennial specifically waives the protections of any other legal or equitable remedies that otherwise might be available to Centennial.

      11.3     Documents from Centennial. In the event of termination of this Agreement, Umpqua will promptly deliver to Centennial all originals and copies of documents and work papers obtained by Umpqua from Centennial, whether so obtained before or after the execution hereof, and will not use any information so obtained, and will not disclose or divulge such information so obtained; provided, however, that any disclosure of such information may be made to the extent required by applicable law or regulation or judicial or regulatory process; and provided further that Umpqua shall not be obligated to treat as confidential any such information which is publicly available or readily ascertainable from public sources, or which was known to Umpqua at the time that such information was disclosed to it by Centennial or

Appendix I-37

which is rightfully received by Umpqua from a third party. The obligations arising under this Section 11.3 shall survive any termination or abandonment of this Agreement.

      11.4     Documents from Umpqua. In the event of termination of this Agreement, Centennial will promptly deliver to Umpqua all originals and copies of documents and work papers obtained by Centennial from Umpqua, whether so obtained before or after the execution hereof, and will not use, disclose or divulge any information so obtained; provided, however, that any disclosure of such information may be made to the extent required by applicable law, regulation or judicial or regulatory process; and provided further, Centennial shall not be obligated to treat as confidential any information which is publicly available or readily ascertainable from public sources, or which was known to Centennial at the time that such information was disclosed to it by Umpqua or which is rightfully received by Centennial from a third party. The obligations arising under this Section 11.4 shall survive any termination or abandonment of this Agreement.

12.	Miscellaneous Provisions.

      12.1     Amendment or Modification. Prior to the Effective Date, this Agreement and the Plans of Merger may be amended or modified, either before or after approval by the shareholders of Centennial and Umpqua, only by an agreement in writing executed by the parties hereto upon approval of their respective Boards of Directors; provided, however, that no such amendment or modification shall increase the amount or modify the form of consideration to be received by the Centennial shareholders pursuant to the Holding Company Plan of Merger without the approval of the Umpqua shareholders, except as provided in such Holding Company Plan of Merger, or decrease the amount or modify the form of consideration to be received by the Centennial shareholders pursuant to the Holding Company Plan of Merger without the approval of such shareholders, except as provided in such Holding Company Plan of Merger.

      12.2     Public Statements. No party to this Agreement shall issue any press release or other public statement concerning the transactions contemplated by this Agreement without first providing the other parties hereto with a written copy of the text of such release or statement and obtaining the consent of the other parties to such release or statement, which consent will not be unreasonably withheld. The consent provided for in this section shall not be required if the delay would preclude the timely issuance of a press release or public statement required by law or any applicable regulations. The provisions of this section shall not be construed as limiting the parties from communications consistent with the purposes of this Agreement, including but not limited to seeking regulatory and shareholder approvals necessary to complete the transactions contemplated by this Agreement and the Plans of Merger.

      12.3     Confidentiality. Each party shall use the non-public information that it obtains from the other parties to this Agreement solely for the effectuation of the transactions contemplated by this Agreement and the Plans of Merger or for other purposes consistent with the intent of this Agreement and shall not use any such information for other purposes, including but not limited to the competitive detriment of the other parties. Each party shall maintain strictly confidential all non-public information it receives from the other parties and shall, upon termination of this Agreement prior to the Effective Date, return such information in accordance with Sections 11.3 and 11.4 hereof. The provisions of this section shall not prohibit the use of information consistent with the provisions of those sections or prohibit disclosure of information to the parties’ respective counsel, accountants, tax advisors, and consultants, provided that those persons also agree to maintain such information confidential in accordance with this section and Sections 11.3 and 11.4 hereof.

      12.4     Waivers and Extensions. Each of the parties hereto may, by an instrument in writing, extend the time for or waive the performance of any of the obligations of the other parties hereto or waive compliance by the other parties hereto of any of the covenants or conditions contained herein or in the Plans of Merger, other than those required by law. No such waiver or extension of time shall constitute a waiver of any subsequent or other performance or compliance. No such waiver shall require the approval of the shareholders of any party.

Appendix I-38

      12.5     Expenses. Each of the parties hereto shall pay their respective expenses in connection with this Agreement and the Plans of Merger and the transactions contemplated thereby, except as otherwise may be specifically provided.

      12.6     Financial Advisors. Each party is solely responsible for the payment of their own financial advisor fees.

      12.7     Binding Effect, No Assignment. This Agreement and all the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but neither this Agreement nor any of the rights, interests or obligations hereunder, shall be assigned by any of the parties hereto without the prior written consent of the other parties.

      12.8     Representations and Warranties. The respective representations and warranties of each party hereto contained herein shall not be deemed to be waived or otherwise affected by any investigation made by the other parties, and except for claims based upon fraud of the parties or their representatives, shall expire as of the Effective Date.

      12.9     Remedies. Except for claims based upon fraud of the parties or their representatives, the only remedy available to any party hereunder is for amounts payable pursuant to Section 11.2.

      12.10     No Benefit to Third Parties. Nothing herein expressed or implied is intended or shall be construed to confer upon or give any person or entity, other than the parties hereto, any right or remedy under or by reason hereof. Claims of Centennial shareholders receiving Umpqua Common Stock are limited to their rights under applicable federal and state securities law. Representations, warranties and covenants of Umpqua herein are for the benefit of Centennial Bancorp only and expire as of the Effective Date.

      12.11     Notices. Any notice, demand or other communication permitted or desired to be given hereunder shall be in writing and shall be deemed to have been sufficiently given or served for all purposes if personally delivered or mailed by registered or certified mail, return receipt requested, or sent via confirmed facsimile to the respective parties at their addresses or facsimile numbers set forth below:

If to Umpqua: Umpqua Holdings Corporation 200 Market Street, Suite 1900 Portland, Oregon 97201 Attn: Raymond P. Davis, President Fax: (503) 546-2498

Copies of Notices to Umpqua to: Kenneth E. Roberts Foster Pepper & Shefelman LLP One Main Place, 15th Floor 101 SW Main Street Portland, OR 97204-3223 Fax: (800) 601-9234

Appendix I-39

      If to Centennial:

Centennial Bancorp
Benjamin Franklin Plaza
One SW Columbia Street, Suite 900
Portland, Oregon 97201
Attn: Richard Williams, Chairman
Ted R. Winnowski, President
Fax: (503) 973-5557

      Copies of Notices to Centennial to:

Kenneth D. Stephens
Tonkon Torp LLP
1600 Pioneer Tower
888 SW 5th Ave.
Portland, OR 97204
Fax: (503) 972-3708

      Any party from time to time may change such address or facsimile number by so notifying the other parties hereto of such change, which address or number shall thereupon become effective for purposes of this section.

      12.12     Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Oregon.

      12.13     Entire Agreement. This Agreement, including all of the schedules and exhibits hereto and other documents or agreements referred to herein, constitutes the entire agreement between the parties with respect to the Mergers and other transactions contemplated hereby and supersedes all prior agreements and understandings between the parties with respect to such matters.

      12.14     Headings. The article and section headings in this Agreement are for the convenience of the parties and shall not affect the interpretation of this Agreement.

      12.15     Counterparts. At the convenience of the parties, this Agreement may be executed in counterparts, and each such executed counterpart shall be deemed to be an original instrument, but all such executed counterparts together shall constitute but one Agreement.

      12.16     Non-Competition Agreement. Except as may be consented to in writing by Umpqua, each non-employee member of the Board of Directors of Centennial and Centennial Bank signing at the end of this Agreement agrees that he or she will not, for a period of two years following his or her service on the Board of Directors of Centennial or Centennial Bank be associated in any way with any insured depository other than Umpqua (or any of its affiliates) with branches in Oregon, whether directly or indirectly, alone or as a member of a partnership, or as an officer, director, shareholder or employee. Ownership of less than three percent of the stock of a publicly traded corporation shall not be deemed to be prohibited by this provision, nor shall ownership of any number of shares of stock in Umpqua.

      12.17     Restrictions On Transfer. Umpqua will not deliver any Umpqua Common Stock to any shareholder who, in the opinion of counsel for Umpqua, is or may be an “affiliate” (as defined in Rule 144 promulgated by the SEC pursuant to the Securities Act) of Centennial, except upon receipt by Umpqua of a letter or other written commitment from that shareholder to comply with Rule 145 as promulgated by the SEC, in a form reasonably acceptable to its counsel.

Appendix I-40

      IN WITNESS WHEREOF, the parties hereto, pursuant to the approval and authority duly given by resolutions adopted by a majority of their respective Boards of Directors, have each caused this Agreement to be executed by its duly authorized officers.

UMPQUA HOLDINGS CORPORATION		CENTENNIAL BANCORP

By:	/s/ RAYMOND P. DAVIS Chief Executive Officer	By:	/s/ TED R. WINNOWSKI ------------------------------------------------ Chief Executive Officer

By:	/s/ JANA HERLITZ Secretary	By:	/s/ CORDY H. JENSEN ------------------------------------------------ Secretary

UMPQUA BANK		CENTENNIAL BANK

By:	/s/ DANIEL A. SULLIVAN Executive Vice President	By:	/s/ TED R. WINNOWSKI ------------------------------------------------ President

By:	/s/ JANA HERLITZ Secretary	By:	/s/ SUE PRICHARD ------------------------------------------------ Secretary

(Continued on Next Page)

Appendix I-41

      The undersigned members of the Board of Directors of Umpqua execute this Agreement for the limited purposes of Sections 7.4, 7.8 and 7.13 hereof.

/s/ ALLYN C. FORD	/s/ DAVID B. FROHNMEYER

Allyn C. Ford	David B. Frohnmeyer

/s/ JAMES D. COLEMAN	/s/ WILLIAM A. HADEN

James D. Coleman	William A. Haden

/s/ SCOTT D. CHAMBERS	/s/ LYNN K. HERBERT

Scott D. Chambers	Lynn K. Herbert

/s/ RAYMOND P. DAVIS	/s/ LARRY L. PARDUCCI

Raymond P. Davis	Larry L. Parducci

/s/ MICHAEL DONOVAN	/s/ RONALD O. DOAN

Michael Donovan	Ronald O. Doan

/s/ JOHN O. DUNKIN	/s/ WILLIAM SHERWOOD

John O. Dunkin	William Sherwood

/s/ WILLIAM LANSING	/s/ KENNETH C. MESSERLE

William Lansing	Kenneth C. Messerle

      The undersigned members of the Board of Directors of Centennial and Centennial Bank execute this Agreement for the limited purposes of Sections 6.2, 6.5, 6.12, 12.16, and 12.17.

/s/ RICHARD C. WILLIAMS	/s/ BRIAN B. OBIE

Richard C. Williams	Brian B. Obie

/s/ CORDY H. JENSEN	/s/ DAN GIUSTINA

Cordy H. Jensen	Dan Giustina

/s/ TED R. WINNOWSKI	/s/ ROBERT L. NEWBURN

Ted R. Winnowski	Robert L. Newburn

/s/ JACK BOETTCHER	/s/ RON R. PEERY

Jack Boettcher	Ron R. Peery

/s/ BOB L. SMITH	/s/ SUE PRICHARD

Bob L. Smith	Sue Prichard

Appendix I-42

/s/ GARY L. REED	/s/ KATHERINE KEENE

Gary L. Reed	Katherine Keene

/s/ DANIEL WILLIAMS

Daniel Williams

Appendix I-43

APPENDIX II

HOLDING COMPANY PLAN OF MERGER

      This Holding Company Plan of Merger (the “Plan of Merger”) is dated                     2002, and is by and between Umpqua Holdings Corporation (“Umpqua”), an Oregon corporation, and Centennial Bancorp (“Centennial”), an Oregon corporation.

RECITALS

      A.     The Board of Directors of each of Umpqua and Centennial has approved this Plan of Merger and authorized its execution and the performance of all of its respective obligations hereunder.

      B.     This Plan of Merger is part of an Agreement and Plan of Reorganization (the “Reorganization Agreement”), dated as of July 22, 2002, by and among Umpqua, Umpqua Bank (Umpqua’s wholly owned subsidiary bank), Centennial and Centennial Bank (Centennial’s wholly owned subsidiary bank), which Reorganization Agreement sets forth certain conditions precedent to the effectiveness of this Plan of Merger and other matters relative to the merger contemplated by this Plan of Merger. Capitalized terms that are used but not defined in this Plan of Merger are used as defined in the Reorganization Agreement.

      C.     At or prior to the date the Merger (defined below) becomes effective, the parties shall have taken all such actions as may be necessary or appropriate in order to effectuate the Merger.

AGREEMENT

      In consideration of the mutual covenants herein contained, the parties hereby adopt this Plan of Merger:

      1.     Effective Date and Time. This Plan of Merger shall be effective at 6:01 p.m. (the “Effective Time”) on                     , 2002 (the “Effective Date”).

      2.     Merger. At the Effective Time, Centennial shall merge with and into Umpqua (the “Merger”), and Umpqua will be the surviving corporation (the “Surviving Corporation”). The name of the Surviving Corporation shall be “Umpqua Holdings Corporation.”

      3.     Articles of Incorporation, Bylaws and Directors. Until altered, amended or repealed, at the Effective Time, the Articles of Incorporation and Bylaws of Umpqua as in effect immediately prior to the Effective Time shall be the Articles of Incorporation and Bylaws of the Surviving Corporation. Until their successors are elected or appointed and qualified, and subject to prior death, resignation or removal, the directors of Umpqua shall be, as of the Effective Time, the individuals identified on Appendix A hereto. At the 2003 annual meeting of shareholders of Umpqua, the six directors elected to the Umpqua Board of Directors in connection with the Merger will be nominated, subject to eligibility and the board members’ fiduciary duties, to serve one, two or three year terms (two directors in each class) and recommended for election by the Board of Directors in Umpqua’s proxy statement.

      4.     Effect of Merger.

      4.1     Until changed by the Board of Directors of the Surviving Corporation, at the Effective time, all corporate acts, plans, policies, contracts, approvals and authorizations of Umpqua and Centennial, and their shareholders, officers, agents, Boards of Directors, and committees elected or appointed thereby, which were valid and effective immediately prior to the Effective Date shall be taken for all purposes as the acts, plans, policies, contracts, approvals and authorizations of the Surviving Corporation and shall be as effective and binding thereon as the same were with respect to Umpqua and Centennial prior to the Effective Time.

      4.2     At the Effective Time, the corporate existence of Umpqua and Centennial shall, as provided by Oregon law, be merged into and continued in the Surviving Corporation, and the separate existence of

Appendix II-1

Centennial shall terminate. All rights, franchises and interests of Centennial in and to every type of property (whether real, personal, tangible or intangible) and choses in action shall be transferred to and vested in the Surviving Corporation by virtue of the Merger without any deed or other transfer, and the Surviving Corporation, without any order or action on the part of any court or otherwise, shall hold and enjoy all such rights and property, franchises, and interests, including appointments, designations and nominations, and in every other fiduciary capacity, in the same manner and to the same extent as such rights, franchises, and interests were held or enjoyed by Umpqua and Centennial, respectively, prior to the Effective Time.

      4.3     At the Effective Time, the liabilities of Umpqua and Centennial shall become the liabilities of the Surviving Corporation, and all debts, liabilities, and contracts of Umpqua and Centennial, respectively, matured or unmatured, whether accrued, absolute, contingent or otherwise, and whether or not reflected or reserved against on balance sheets, books of accounts, or records of Umpqua and Centennial, shall be those of the Surviving Corporation and shall not be released or impaired by the Merger; and all rights of creditors and other obligees and all liens on property shall be preserved unimpaired.

      5.     Capitalization of Umpqua. The present authorized capital of Umpqua consists of 2,000,000 shares of undesignated preferred stock without par value, of which no shares are issued or outstanding, and 100,000,000 shares of common stock without par value, of which [                    ] shares are issued, outstanding and fully paid (“Umpqua Common Stock”). Except as set forth in the Reorganization Agreement or the schedules thereto, there are no outstanding options, warrants or other rights to purchase or receive Umpqua securities.

      6.     Capitalization of Centennial. The present authorized capital of Centennial consists of 5,000,000 shares of voting preferred stock and 5,000,000 shares of nonvoting preferred stock, without par value, of which no shares are issued or outstanding, and 50,000,000 shares of common stock without par value, of which [                    ] shares are issued, outstanding and fully paid (“Centennial Common Stock”). Except as set forth in the Reorganization Agreement or the schedules thereto, there are no outstanding options, warrants or other rights to purchase or receive Centennial securities.

      7.     Exchange of Shares. At the Effective Time, by virtue of the Merger and without any action on the part of any party or any shareholder, the following shall occur:

7.1 Umpqua Common Stock. Each share of Umpqua Common Stock outstanding immediately prior to the Merger shall remain outstanding.

7.2 Merger Consideration; Centennial Common Stock. Each outstanding share of Centennial Common Stock shall, at the election of each Centennial shareholder subject to the limitations set forth herein, be converted into the right to receive $9.35 in cash or the number of shares of Umpqua Common Stock determined by applying the Exchange Ratio, except that cash shall be paid in lieu of any resulting fractional shares. Each shareholder may elect to receive all stock, all cash or a combination of stock and cash if the conditions to timely election are met. Subject to Section 12, “Exchange Ratio” means [0.5343] shares of Umpqua Common Stock for each share of Centennial Common Stock.

7.3 Centennial Stock Options. All existing stock option plans of Centennial shall terminate, no further options shall be granted thereunder, and each outstanding option to acquire Centennial Common Stock (each a “Centennial Option”) shall continue on the same terms upon which they were originally granted by Centennial, as amended prior to the Effective Time; except that after the Effective Date each Centennial Option shall be converted into the right to purchase Umpqua Common Stock as follows: (i) the number of shares of Umpqua Common Stock issuable upon exercise of the Centennial Option shall be equal to the product of (a) the number of shares of Centennial Common Stock issuable upon exercise of the Centennial Option, and (b) the Exchange Ratio; and (ii) the exercise price of each share of Umpqua Common Stock shall be equal to the result of (a) the exercise price of the Centennial Option, divided by (b) the Exchange Ratio. All other terms and conditions of such outstanding options, including vesting schedules, if any, and

Appendix II-2

aggregate exercise price, shall not be affected by the Merger except as may be set forth in such option agreements. With respect to any Centennial Option that is an incentive stock option within the meaning of Section 422 of the Code, the foregoing adjustments shall be effected in a manner consistent with Section 424(a) of the Code.

      8.     No Fractional Shares. Notwithstanding any other provision hereof, no fractional shares of Umpqua Common Stock and no certificates or scrip therefor, or other evidence of ownership thereof, will be issued. Instead, Umpqua will pay to each holder of Centennial Common Stock who would otherwise be entitled to a fractional share of Umpqua Common Stock an amount in cash (without interest) determined by multiplying such fraction by the closing price for Umpqua Common Stock on the Effective Date as reported by the Nasdaq National Market.

      9.     Election Procedures. Subject to the terms of the Reorganization Agreement, each record holder of shares of Centennial Common stock will have the right to timely specify such holder’s election to have his or her shares of Centennial Common Stock converted into (i) shares of Umpqua Common Stock, (ii) cash, or (iii) a combination of shares of Umpqua Common Stock and cash, or to specify that such holder has no election, in accordance with the following procedures:

9.1 At least 20 business days prior to the Effective Date, a form of letter of transmittal and election statement providing for such a specification of election and for the tender to the Exchange Agent of the related share certificates (an “Election Statement”) will be mailed to the holders of record of Centennial Common Stock. Centennial will also provide forms of the Election Statement to persons who become holders of record of Centennial Common Stock during the period between such record date and the Election Deadline (as defined below) and will make such forms available at its executive office and such other places as Centennial and Umpqua deem appropriate.

9.2 Any record holder of Centennial Common Stock may specify his or her preference, in an Election Statement meeting the requirements of this Section 9, that, as to all shares of Centennial Common Stock covered by such Election Statement:

(i) all such shares shall be converted to Umpqua Common Stock (“Stock Election Shares”);

(ii) all such shares shall be converted to cash (“Cash Election Shares”);

(iii) designate the number of such shares to be converted into cash (“Cash Election Shares”) and the number of such shares to be converted into Umpqua Common Stock (“Stock Election Shares”); or

(iv) the shareholder has no preference and accordingly makes no election;

provided, however, any shares held by a record holder holding 100 or fewer shares at the record date set for notice of the Centennial special shareholders meeting to approve the Merger, of Centennial Common Stock will be deemed to be Cash Election Shares and shall receive cash.

9.3 Any record holder of Centennial Common Stock who is holding such shares for a beneficial owner, or as a nominee for one or more beneficial owners, may submit an Election Statement on behalf of any such beneficial owners.

9.4 An Election Statement will be effective only if a properly completed and a signed copy thereof, accompanied by stock certificates for the shares of Centennial Common Stock which such Election Statement covers (or, with respect to shares held in street name by brokers or other fiduciaries, a delivery guarantee), shall have been actually received by the Exchange Agent no later than 5:00 p.m., Pacific Time, on a day selected by Umpqua at least fifteen business days following the date on which the Election Statements were mailed to Centennial’s shareholders (such time and day being herein referred to as the “Election Deadline”). At Umpqua’s sole discretion, such date may be extended from time to time by notice to Centennial, and Election Statements received after the Election Deadline may be accepted if honoring such elections does not result in any Centennial

Appendix II-3

shareholder who submitted an Election Statement prior to the Election Deadline, not receiving the form of consideration such shareholder had elected. An Election Statement which meets the requirements of this Section 9.4 is hereinafter referred to as an “Effective Election Statement.”

9.5 Shares of Centennial Common Stock as to which a record holder makes no election pursuant to an Effective Election Statement, or as to which no Effective Election Statement is submitted, are hereinafter referred to as “No Election Shares.” All No Election Shares shall be converted into either Umpqua Common Stock or cash pursuant to Section 10.

9.6 Any record holder of Centennial Common Stock who has submitted an Effective Election Statement may, at any time until the Election Deadline, amend such Election Statement if the Exchange Agent actually receives, no later than the Election Deadline, a later-dated, properly completed and signed, amended Effective Election Statement.

9.7 Any record holder of Centennial Common Stock may at any time prior to the Election Deadline revoke his or her Election Statement and withdraw certificates for shares of Centennial Common Stock deposited therewith by written notice actually received by the Exchange Agent no later than the Election Deadline. Any notice of withdrawal will be effective only if it is executed and specifies the record holder of the shares to be withdrawn and the serial numbers shown on the certificates representing the shares to be withdrawn. If a holder of Centennial Common Stock withdraws his or her Election Statement and does not submit a new Election Statement, his or her shares of Centennial Common Stock shall be deemed to be No Election Shares. All Election Statements shall automatically be revoked if the Merger is abandoned for any reason, whereupon the certificates for the shares of Centennial Common Stock to which each Election Statement relates, shall be promptly returned to the person submitting the same.

9.8 Umpqua and Centennial will have the right, by mutual agreement, to make rules, not inconsistent with the terms of this Plan of Merger and the Reorganization Agreement, governing the form, terms and conditions of Election Statements, the validity and effectiveness of Election Statements and the manner and extent to which they are to be taken into account in making the determinations prescribed by Section 9, the issuance and delivery of certificates evidencing the Umpqua Common Stock and cash into which shares of Centennial Common Stock are converted in the Merger.

      10.     Allocation Procedures. The allocation at the Effective Date among holders of Centennial Common Stock of Umpqua Common Stock or cash pursuant to Section 9 shall be effected as follows:

10.1 A total of [16,043,500] outstanding shares of Centennial Common Stock will be converted into Umpqua Common Stock with the balance converted into cash; provided, however, Umpqua reserves the right, in its sole discretion, to reduce or increase the shares of Centennial Common Stock to be converted into Umpqua Common Stock if all, or if by doing so, additional Effective Election Statements can be honored without invoking the following allocation procedures and the tax status of the transaction is not adversely affected thereby. The final number of shares of Centennial Common Stock to be converted into Umpqua Common Stock, determined in accordance with this Section 10.1 is referred to as “Stock Converted Shares.” The balance of the Centennial Common Stock at the Effective Date that is not Stock Converted Shares is referred to as “Cash Converted Shares.”

10.2 If the number of Stock Election Shares totals less than the number of Stock Converted Shares, then the allocation of cash and Umpqua Common Stock shall be made as follows:

(i) first, the total number of Stock Election Shares will be converted into Umpqua Common Stock;

(ii) second, such number of No Election Shares selected by Umpqua which with the Stock Election Shares would not exceed the total Stock Converted Shares, will be treated as Stock Election Shares and converted into Umpqua Common Stock;

Appendix II-4

(iii) third, if there remains insufficient Stock Election Shares, then the sum of the number of shares of Centennial Common Stock to be converted into Umpqua Common Stock pursuant to Section 10.2(i) and (ii) above will be subtracted from the total Stock Converted Shares to be allocated, which number shall be allocated pro rata among the Centennial shareholders who hold Cash Election Shares (except those shareholders holding 100 shares or less); and

(iv) fourth, the remaining No Election Shares and Cash Election Shares which are not converted into Umpqua Common Stock pursuant to Section 10.2(ii) and (iii) above will be converted into cash;

10.3 If the number of Stock Election Shares exceeds the number of Stock Converted Shares, then the allocation of cash and Umpqua Common Stock shall be made as follows:

(i) first, the total number of Stock Converted Shares will be allocated pro rata among the Stock Election Shares;

(ii) second, the Stock Election Shares not converted into Umpqua Common Stock pursuant to Section 10.3(i) above, together with the Cash Election Shares and No Election Shares, will be converted into cash.

10.4 Umpqua and Centennial by mutual agreement may make rules as to allocation procedures not provided for above.

      11.     Exchange Procedures. Prior to the Effective Date, Umpqua shall appoint the Exchange Agent for the purpose of exchanging certificates representing shares of Umpqua Common Stock and/or cash for Centennial Common Stock as required by Section 10. On or about the Effective Date, Umpqua will issue and deliver to the Exchange Agent certificates representing a sufficient number of shares of Umpqua Common Stock issuable and cash payable in the Merger.

11.1 As soon as practicable after the Election Deadline, the Exchange Agent will implement the procedures set forth in Section 10 and send written notice to each record holder of certificates representing shares of Centennial Common Stock pursuant to Section 10 of the results thereof.

11.2 Upon surrender for cancellation to the Exchange Agent (either prior to the Election Deadline or otherwise duly surrendered after the Election Deadline) of one or more certificates for shares of Centennial Common Stock (“Old Certificates”), accompanied by a duly executed letter of transmittal in proper form, the Exchange Agent shall, promptly after the Effective Date, in the case of Old Certificates surrendered prior to the Election Deadline, and as promptly as practical in the case of Old Certificates surrendered after the Election Deadline, deliver to each holder of such surrendered Old Certificates new certificates representing the appropriate number of shares of Umpqua Common Stock (“New Certificates”), together with checks for payment of cash in lieu of fractional shares to be issued in respect of the Old Certificates and/or checks for the appropriate amount of cash, as applicable.

11.3 Until Old Certificates have been surrendered and exchanged for New Certificates as herein provided, each outstanding Old Certificate shall be deemed, for all corporate purposes of Umpqua to be the shares of Umpqua Common Stock and/or the cash into which the number of shares of Centennial Common Stock shown thereon have been converted. No dividends or other distributions which are declared on Umpqua Common Stock into which shares of Centennial Common Stock have been converted after the Effective Date, will be paid to persons otherwise entitled to receive the same until the Old Certificates have been surrendered in exchange for New Certificates in the manner herein provided. In no event shall the persons entitled to receive such dividends or other distributions be entitled to receive interest on such dividends or other distributions.

11.4 Any Umpqua Common Stock or cash delivered to the Exchange Agent (together with any interest or dividends thereon) and not issued pursuant to this Section 11 at the end of twelve months from the Effective Date shall be returned to Umpqua, in which event the persons entitled thereto shall look only to Umpqua for payment thereof.

Appendix II-5

11.5 Notwithstanding anything to the contrary set forth in Section 11 hereof, if any holder of Centennial Common Stock shall be unable to surrender his or her Old Certificates because such certificates have been lost or destroyed, such holder may deliver in lieu thereof a lost stock certificate affidavit and at the sole option of Umpqua or the Exchange Agent, an indemnity bond together with a surety, each in a form and substance reasonably satisfactory to Umpqua or the Exchange Agent.

11.6 The Exchange Agent shall not be entitled to vote or exercise any rights of ownership with respect to the shares of Umpqua Common Stock or Centennial Common Stock held by it from time to time hereunder, except that it shall receive and hold all dividends or other distributions paid or distributed with respect to such shares of Umpqua Common Stock for the account of the persons entitled hereto.

      12.     Anti-Dilution Provision. If Umpqua changes or proposes to change the number of shares of Umpqua Common Stock issued and outstanding prior to the Effective Date as a result of a stock split, stock dividend, or similar transaction with respect to the outstanding Umpqua Common Stock, or exchanges Umpqua Common Stock for a different number or kind of shares or securities or is involved in any transaction resulting in any of the foregoing, and the record date therefore shall be prior to the Effective Date, the Exchange Ratio shall be proportionately adjusted.

      13.     Dissenters’ Rights. The shareholders of Umpqua and Centennial have no rights under Oregon law to dissent from this Plan of Merger.

      14.     Shareholder Approval. This Plan of Merger has been ratified and approved by the shareholders of Umpqua and Centennial at meetings called and held in accordance with the applicable provisions of law and their respective Articles of Incorporation and Bylaws. Each of Umpqua and Centennial have procured all other consents and approvals, taken all other actions, and satisfied all other requirements prescribed by law or otherwise, necessary for consummation of the Merger on the terms herein provided.

      15.     Conditions to the Merger. All conditions precedent to the effectiveness of this Plan of Merger as set forth in the Reorganization Agreement have been satisfied or waived.

      IN WITNESS WHEREOF, the parties hereto have caused this Plan of Merger to be executed by their duly authorized officers as of the date first above written.

UMPQUA HOLDINGS CORPORATION		CENTENNIAL BANCORP

By:	Raymond P. Davis, President and Chief Executive Officer	By:	------------------------------------------------ Ted R. Winnowski, President and Chief Executive Officer

By:	Jana Herlitz, Secretary	By:	------------------------------------------------ Cordy Jensen, Secretary

Appendix II-6

Appendix A

Directors

Raymond P. Davis

                              (Umpqua)

                              (Umpqua)
                              (Umpqua)
                              (Umpqua)
                              (Umpqua)
                              (Umpqua)

                              (Centennial / Lane County)

                              (Centennial / Lane County)
                              (Centennial / Lane County)
                              (Centennial / Salem)

Appendix II-7

APPENDIX III

September 25, 2002

Board of Directors

Umpqua Holdings Corporation
200 Market Street, Suite 1900
Portland, OR 97201

Gentlemen:

      We understand that Umpqua Holdings Corporation (“Umpqua”) and Centennial Bancorp (“Centennial”) intend to enter into an Agreement and Plan of Reorganization (the most recent draft of which was dated as of July 16, 2002 (the “Agreement”), pursuant to which Centennial will be merged with and into Umpqua (the “Merger”). Under the terms of the Agreement, upon consummation of the Merger, each share of Centennial common stock, no par value, issued and outstanding immediately prior to the effective time of the Merger, other than certain shares specified in the Agreement, will be converted into the right to receive 0.5343 of Umpqua common stock, no par value (the “Exchange Ratio”) shares or $9.35 per share in cash or a pro rata combination thereof (the “Consideration”). If the 20-day weighted average closing price of Umpqua 5 days prior to closing is above $20.00 or below $15.25 (the “Collar”), the negatively affected party terminate the merger unless the other party chooses to adjust the Exchange Ratio so that the value of the offer based on the weighted average closing price is equal to the value at the relevant Collar price. The terms and conditions of the Merger are more fully set forth in the Agreement. You have requested the opinion of Wells Fargo Securities, LLC (“Wells Fargo Securities”) as to the fairness, from a financial point of view, of the Consideration to the holders of shares of Umpqua common stock.

      Wells Fargo Securities, as part of its investment banking business, is customarily engaged in the valuation of businesses, including financial institutions, and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, and other corporate transactions. In connection with rendering this fairness opinion, Wells Fargo Securities reviewed, among other things: (i) the Agreement and exhibits thereto; (ii) certain publicly available financial statements of Umpqua and other historical financial information provided by Umpqua that we deemed relevant; (iii) certain publicly available financial statements of Centennial and other historical financial information provided by Centennial that we deemed relevant; (iv) certain financial analyses and forecasts of Umpqua prepared by and reviewed with management of Umpqua and the views of senior management of Umpqua regarding Umpqua’s past and current business operations, results thereof, financial condition and future prospects; (v) certain financial analyses and forecasts of Centennial prepared by and reviewed with management of Centennial and the views of senior management of Centennial regarding Centennial’s past and current business operations, results thereof, financial condition and future prospects; (vi) the pro forma impact of the Merger and related synergies discussed with Umpqua and Centennial management; (vii) the relative contribution of assets, liabilities, equity and earnings of Umpqua and Centennial to the resulting institution; (viii) the publicly reported historical price and trading activity for Umpqua’s and Centennial’s common stock, including a comparison of certain financial and stock market information for Umpqua and Centennial with similar publicly available information for certain other publicly traded companies; (ix) the financial terms of recent business combinations in the banking industry deemed relevant to our analysis; (x) the current market environment generally and the banking environment in

Appendix III-1

particular; and (xi) such other information, financial studies, analyses and investigations and financial, economic and market criteria as we considered relevant.

      In preparing its fairness opinion, Wells Fargo Securities has assumed and relied upon, without independent verification, the accuracy and completeness of all the financial information, analyses and other information that was publicly available or otherwise furnished to, reviewed by or discussed with us, and we do not assume any responsibility or liability therefor. We did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of Umpqua or Centennial or any of their subsidiaries, or the collectibility of any such assets, nor have we been furnished with any such evaluations or appraisals. We did not make an independent evaluation of the adequacy of the allowance for loan losses of Centennial or Umpqua nor have we reviewed the individual credit files relating to Centennial or Umpqua. We have assumed with your consent, that the respective allowances for loan losses will be adequate on a proforma basis for the combined entity.

      With respect to the financial projections reviewed with management and used in our analyses, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the respective managements of the respective future financial performances of Umpqua and Centennial and that such performances and expected cost savings will be achieved, and we express no opinion as to such financial projections or the assumptions on which they are based. We have also assumed that there has been no material change in Umpqua’s or Centennial’s assets, results of operations, financial condition, business or prospects since the date of the last financial statements made available to us. We have assumed in all respects material to our analysis that Umpqua and Centennial will remain as going concerns for all periods relevant to our analyses, that the Merger will be accounted for as a pooling of interests, that all of the representations and warranties contained in the Agreement and all related agreements are true and correct, that each party to such agreements will perform all of the covenants required to be performed by such party under such agreements and that the conditions precedent in the Agreement are not waived.

      Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect this opinion. We have not undertaken to update, revise or reaffirm this opinion or otherwise comment upon events occurring after the date hereof. We are expressing no opinion herein as to what the value of Umpqua’s common stock will be when issued to Centennial’s shareholders pursuant to the Agreement or the prices at which Umpqua’s or Centennial’s common stock will trade at any time.

      We have acted as Umpqua Holding Corporation’s financial advisor in connection with the Merger and will receive a fee for our services, a significant portion of which is contingent upon consummation of the Merger. In the past, we have also provided, and may in the future provide, certain other investment banking services for both Centennial and Umpqua and have received, and will receive, compensation for such services.

      In the ordinary course of our business, we may actively trade debt and equity securities of Umpqua and Centennial for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

      This fairness opinion is directed to the Board of Directors of Umpqua Holdings Corporation in connection with its consideration of the Merger and does not constitute a recommendation to any stockholder of Umpqua as to how such stockholder should vote at any meeting of stockholders called to consider and vote upon the Merger. Our opinion is directed only to the fairness of the Consideration to Umpqua shareholders from a financial point of view and does not address the underlying business decision of Umpqua to engage in the merger, the relative merits of the merger as compared to any other alternative business strategies that might exist for Umpqua or the effect of any other transaction in which Umpqua might engage. Our opinion is not to be quoted or referred to, in whole or in part, in a registration statement, prospectus, proxy statement or in any other document, nor shall this opinion be used for any other purposes, without Wells Fargo Securities’ prior written consent; provided, however, that we hereby consent to the inclusion of this opinion as an appendix to Umpqua’s and Centennial’s Joint Proxy Materials to be distributed to their shareholders and to the references to this opinion therein.

Appendix III-2

      Based upon and subject to the foregoing, it is our opinion, as of the date hereof, that the Consideration is fair, from a financial point of view, to the holders of Umpqua Holdings Corporation common stock.

Very truly yours,

/s/ Wells Fargo Securities, LLC
WELLS FARGO SECURITIES, LLC

Appendix III-3

APPENDIX IV

September 25, 2002

Board of Directors

Centennial Bancorp
One South West Columbia Street, Suite 900
Portland, OR 97258

Dear Members of the Board:

      We understand that Centennial Bancorp (“Centennial”), an Oregon corporation, and Umpqua Holdings Corporation (“Umpqua”), an Oregon corporation, have entered into an Agreement and Plan of Merger dated July 22, 2002 (the “Agreement”), pursuant to which the Board of Directors of both Centennial and Umpqua have determined that it is in the best interests of their respective shareholders to enter into a transaction pursuant to which Centennial will be merged with and into Umpqua (the “Merger”). All capitalized terms used herein, unless otherwise defined herein, shall have the meanings attributed to them in the Agreement. As set forth in Section 2.1.4 of the Agreement, at the Effective Time of the Merger each outstanding share of Centennial Common Stock shall, at the election of each Centennial shareholder subject to the limitations set forth in the Agreement, be converted into the right to receive $9.35 in cash or the number of shares of Umpqua Common Stock determined by the exchange ratio set forth in Section 1(q) of the Agreement, except that cash shall be paid in lieu of any resulting fractional shares. Each shareholder can elect to receive all stock, all cash or a combination of stock and cash if the conditions to timely election are met. Additionally, Centennial options shall be converted into the right to purchase Umpqua common stock as set forth in Section 2.1.5 of the Agreement. In connection therewith, you have requested our opinion as to the fairness, from a financial point of view, of the Merger to the shareholders of Centennial.

      Hovde Financial LLC (“Hovde”), as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bidding, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. We are familiar with Centennial, having acted as its financial advisor in connection with, and having participated in the negotiations leading to, the Agreement. We are also familiar with Umpqua, through our continued Merger negotiations and due diligence.

      We were retained by Centennial to act as its financial advisor in connection with the Merger. We will receive compensation from Centennial in connection with our services, a significant portion of which is contingent upon the consummation of the Merger. Centennial has agreed to indemnify us for certain liabilities arising out of our engagement.

      During the course of our engagement and for the purposes of the opinion set forth herein, we have:

(i) reviewed the Agreement;

(ii) reviewed certain historical publicly available business and financial information concerning Centennial and Umpqua;

(iii) reviewed certain internal financial statements and other financial and operating data concerning Centennial;

(iv) analyzed certain financial projections prepared by the management of Centennial;

(v) evaluated the pro forma contribution of Centennial’s assets, liabilities, equity and earnings to the pro forma company;

Appendix IV-1

(vi) reviewed the terms of recent merger and acquisition transactions, to the extent publicly available, involving banks and bank holding companies that we considered relevant;

(vii) analyzed the pro forma impact of the Merger on the combined company’s earnings per share, consolidated capitalization and financial ratios; and,

(viii) performed such other analyses and considered such other factors as we have deemed appropriate.

      We also took into account our assessment of general economic, market and financial conditions and our experience in other transactions, as well as our knowledge of the banking industry and our general experience in securities valuations.

      In rendering this opinion, we have assumed, without independent verification, the accuracy and completeness of the financial and other information and representations contained in the materials provided to us by Centennial and Umpqua and in the discussions with Centennial and Umpqua managements. In that regard, we have assumed that the financial forecasts, including, without limitation, the Synergies and projections regarding under-performing and non-performing assets and net charge-offs have been reasonably prepared on a basis reflecting the best currently available information and judgments and estimates of Centennial and Umpqua and that such forecasts will be realized in the amounts and at the times contemplated thereby. We are not experts in the evaluation of loan and lease portfolios for purposes of assessing the adequacy of the allowances for losses with respect thereto and have assumed that such allowances for Centennial and Umpqua are in the aggregate adequate to cover such losses. We were not retained to and did not conduct a physical inspection of any of the properties or facilities of Centennial or Umpqua. In addition, we have not reviewed individual credit files nor have we made an independent evaluation or appraisal of the assets and liabilities of Centennial or Umpqua and we were not furnished with any such evaluations or appraisals.

      We have assumed that the Merger will be consummated substantially in accordance with the terms set forth in the Agreement. We have further assumed that the Merger will be accounted for as a purchase under generally accepted accounting principles. We have assumed that the Merger is, and will be, in compliance with all laws and regulations that are applicable to Centennial and Umpqua. In rendering this opinion, we have been advised by Centennial and Umpqua and we have assumed that there are no factors that would impede any necessary regulatory or governmental approval of the Merger and we have further assumed that, in the course of obtaining the necessary regulatory and governmental approvals, no restriction will be imposed on Umpqua or the surviving corporation that would have a material adverse effect on Umpqua or the contemplated benefits of the Merger. We have also assumed that there would not occur any change in applicable law or regulation that would cause a material adverse change in the prospects or operations of Umpqua or the surviving corporation after the Merger.

      Our opinion is based solely upon the information available to us and the economic, market and other circumstances as they existed as of July 22, 2002, the date on which we issued our original fairness opinion to the Board of Directors of Centennial (the “July 22nd Opinion”). Since that date, we have not been made aware of any material development or event, individually or taken as a whole, affecting Centennial or Umpqua and no information has come to our attention which would cause us to change or withdraw our July 22nd Opinion. Since July 22, 2002, we have not been requested by Centennial nor have we undertaken any independent investigation of Centennial or Umpqua or updated our analysis. Moreover, events occurring and information that becomes available after the date hereof could materially affect the assumptions and analyses relied upon in preparing this opinion. We have not undertaken to reaffirm or revise this opinion or otherwise comment upon any events occurring or information that becomes available after the date hereof.

      Our opinion does not constitute a recommendation to any Centennial shareholder as to how such holder should vote with respect to the Agreement at any meeting of Centennial shareholders. Our opinion does not address the underlying business decision to proceed with the Merger. Other than as specifically

Appendix IV-2

set forth herein, we are not expressing any opinion with respect to the terms and provisions of the Agreement and/or the enforceability of any such terms or provisions.

      This letter is solely for the information of the Board of Directors of Centennial and is not to be used, circulated, quoted or otherwise referred to for any other purpose, nor is it to be filed with, included in or referred to in whole or in part in any registration statement, proxy statement or any other document, except in each case in accordance with our prior written consent which shall not be unreasonably withheld; provided, however, that we hereby consent to the inclusion and reference to this letter in any registration statement, proxy statement, information statement or tender offer document to be delivered to the holders of Centennial Common Stock in connection with the Merger if and only if this letter is quoted in full or attached as an exhibit to such document and this letter has not been withdrawn prior to the date of such document.

      Subject to the foregoing and based on our experience as investment bankers, our activities and assumptions as described above, and other factors we have deemed relevant, we are of the opinion as of the date hereof that the aggregate merger consideration, as described in Sections 2.1.4 and 2.1.5 of the Agreement, that will be paid pursuant to the Agreement to the shareholders of Centennial is fair, from a financial point of view.

Sincerely,

/s/ HOVDE FINANCIAL LLC

HOVDE FINANCIAL LLC

Appendix IV-3

Umpqua
Bank	Centennial
Bank

Partners for Continued Growth

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.     Indemnification of Directors and Officers

      As an Oregon corporation, Umpqua is subject to the provisions of the Oregon Business Corporation Act (the “OBCA”). The OBCA permits a corporation to indemnify an individual who is made a party to a proceeding because such individual is or was a director of the corporation against liability incurred in the proceeding if:

•	His or her conduct was in good faith;

•	He or she reasonably believed that his or her conduct was in the corporation’s best interest, or at least not opposed to the corporation’s best interests; and

•	In the case of a criminal proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful.

Unless a corporation’s articles of incorporation provide otherwise, indemnification is mandatory if the director is wholly successful on the merits or otherwise in such a proceeding, or if a court of competent jurisdiction orders the corporation to indemnify the director. Umpqua’s articles of incorporation do not limit the statutory right to indemnification.

      Under the OBCA, a corporation may not, however, indemnify the individual if the individual was adjudged liable:

•	to the corporation in a proceeding by or in the right of the corporation; or

•	in any proceeding charging improper personal benefit on the basis that he or she improperly received a personal benefit.

      The OBCA also provides that a corporation’s articles of incorporation may limit or eliminate the personal liability of a director to the corporation or its shareholders for monetary damages for conduct as a director, provided that no such provision shall eliminate the liability of a director for:

•	any breach of the directors’ duty of loyalty to the corporation or its shareholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	any unlawful distribution; or

•	any transaction from which the director derived an improper personal benefit.

      Umpqua’s articles of incorporation provide that we will indemnify our directors and officers against reasonable expenses (including attorney fees), judgments, fines, penalties, excise taxes or settlement payments incurred or suffered by reason of service as a director or officer or at Umpqua’s request as a director, officer, partner or trustee of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise.

      Umpqua’s articles of incorporation limit monetary liability of our directors for their conduct as directors to the fullest extent permitted under the OBCA. If the OBCA is amended to further limit the directors’ liability, Umpqua’s articles would incorporate such amendment on its effective date.

Item 21.     Exhibits and Financial Statement Schedules

Exhibit
No.		Description

2		Agreement and Plan of Reorganization between Umpqua, Umpqua Bank, Centennial and Centennial Bank dated July 22, 2002 (incorporated by reference to Appendix I of the Proxy Statement/ Prospectus included in this Registration Statement)
3	.1*	Articles of Incorporation of Umpqua, as amended
3.2		Bylaws of Umpqua (incorporated by reference to Umpqua’s Registration Statement on Form S-8 (No. 333-77259) filed with the SEC on April 28, 1999)
5.1		Opinion of Foster Pepper & Shefelman LLP
8.1		Form of Tax Opinion of Foster Pepper & Shefelman LLP
10.1		Umpqua Executive Employment Agreement with Raymond P. Davis dated July 10, 2000, and revised as of March 20, 2001 (incorporated by reference to Umpqua’s annual report on Form 10-K filed on March 30, 2001)
10.2		Umpqua Executive Employment Agreement with Daniel A. Sullivan dated March 21, 2001 (incorporated by reference to Umpqua’s annual report on Form 10-K filed on March 30, 2001)
10.3		Umpqua 2000 Stock Option Plan (incorporated by reference to Appendix IV of Umpqua’s Proxy Statement (DEFM14A) filed on October 26, 2000)
10	.4*	Stock Option Agreement between Umpqua Holdings Corporation and Centennial Bancorp
10	.5*	Umpqua Senior Management Incentive Plan
10.6		Umpqua Nonqualified Deferred Compensation Plan and Adoption Agreement
21	*	Subsidiaries of Umpqua
23.1		Consent of Deloitte & Touche LLP with respect to Umpqua
23.2		Consent of KPMG LLP with respect to Umpqua and Independent Financial Network, Inc.
23.3		Consent of Moss Adams LLP with respect to Umpqua
23.4		Consent of Symonds, Evans & Company, P.C. with respect to Centennial
23.5		Consent of Foster Pepper & Shefelman LLP (included in its opinion filed as Exhibit 5.1)
23.6		Consent of Foster Pepper & Shefelman LLP
99.1		Consent of Wells Fargo Securities, LLC
99.2		Consent of Hovde Financial LLC
99.3		Umpqua Form of Proxy
99.4		Centennial Form of Proxy

*	Previously filed as an exhibit to this Registration Statement.

Item 22.     Undertakings

      The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information in the registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

      The registrant undertakes that every prospectus (i) that is filed pursuant to the immediately preceding paragraph, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415 (§230.415 of this chapter), will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

      The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or controlling persons of the registrant pursuant to the foregoing provisions, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by the registrant of expenses incurred or paid by a director, officer or controlling person of such registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

      Pursuant to the requirements of the Securities Act, the registrant has duly caused Amendment No. 1 to this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Portland, State of Oregon, on September 27, 2002.

UMPQUA HOLDINGS CORPORATION

By:	/s/ RAYMOND P. DAVIS

Raymond P. Davis
President and Chief Executive Officer

      Pursuant to the requirements of the Securities Act of 1933, Amendment No. 1 to this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

	Signature	Title	Date

By:	/s/ ALLYN C. FORD* Allyn C. Ford	Director	September 27, 2002

By:	/s/ LYNN K. HERBERT* Lynn K. Herbert	Director	September 27, 2002

By:	/s/ RONALD O. DOAN* Ronald O. Doan	Director	September 27, 2002

By:	David B. Frohnmayer	Director	September , 2002

By:	/s/ LARRY L. PARDUCCI* Larry L. Parducci	Director	September 27, 2002

By:	/s/ SCOTT CHAMBERS* Scott Chambers	Director	September 27, 2002

By:	/s/ JOHN O. DUNKIN* John O. Dunkin	Director	September 27, 2002

By:	/s/ JAMES D. COLEMAN* James D. Coleman	Director	September 27, 2002

By:	/s/ MICHAEL DONOVAN* Michael Donovan	Director	September 27, 2002

By:	/s/ WILLIAM SHERWOOD* William Sherwood	Director	September 27, 2002

By:	/s/ WILLIAM LANSING* William Lansing	Director	September 27, 2002

	Signature	Title	Date

By:	/s/ KENNETH MESSERLE* Kenneth Messerle	Director	September 27, 2002

By:	/s/ WILLIAM A. HADEN* William A. Haden	Director, Executive Vice President, and Chief Executive Officer/President of Umpqua Bank	September 27, 2002

By:	/s/ RAYMOND P. DAVIS* Raymond P. Davis	Director, Chief Executive Officer/President	September 27, 2002

By:	/s/ DANIEL A. SULLIVAN* Daniel A. Sullivan	Executive Vice President Chief Financial Officer Principal Accounting Officer	September 27, 2002

*By:	/s/ DANIEL A. SULLIVAN Daniel A. Sullivan, Attorney-in-fact		September 27, 2002

EXHIBIT INDEX

Exhibit
No.		Description

2		Agreement and Plan of Reorganization between Umpqua, Umpqua Bank, Centennial and Centennial Bank dated July 22, 2002 (incorporated by reference to Appendix I of the Proxy Statement/ Prospectus included in this Registration Statement)
3	.1*	Articles of Incorporation of Umpqua, as amended
3.2		Bylaws of Umpqua (incorporated by reference to Umpqua’s Registration Statement on Form S-8 (No. 333-77259) filed with the SEC on April 28, 1999)
5.1		Opinion of Foster Pepper & Shefelman LLP
8.1		Form of Tax Opinion of Foster Pepper & Shefelman LLP
10.1		Umpqua Executive Employment Agreement with Raymond P. Davis dated July 10, 2000, and revised as of March 20, 2001 (incorporated by reference to Umpqua’s annual report on Form 10-K filed on March 30, 2001)
10.2		Umpqua Executive Employment Agreement with Daniel A. Sullivan dated March 21, 2001 (incorporated by reference to Umpqua’s annual report on Form 10-K filed on March 30, 2001)
10.3		Umpqua 2000 Stock Option Plan (incorporated by reference to Appendix IV of Umpqua’s Proxy Statement (DEFM14A) filed on October 26, 2000)
10	.4*	Stock Option Agreement between Umpqua Holdings Corporation and Centennial Bancorp
10	.5*	Umpqua Senior Management Incentive Plan
10.6		Umpqua Nonqualified Deferred Compensation Plan and Adoption Agreement
21	*	Subsidiaries of Umpqua
23.1		Consent of Deloitte & Touche LLP with respect to Umpqua
23.2		Consent of KPMG LLP with respect to Umpqua and Independent Financial Network, Inc.
23.3		Consent of Moss Adams LLP with respect to Umpqua
23.4		Consent of Symonds, Evans & Company, P.C. with respect to Centennial
23.5		Consent of Foster Pepper & Shefelman LLP (included in its opinion filed as Exhibit 5.1)
23.6		Consent of Foster Pepper & Shefelman LLP
99.1		Consent of Wells Fargo Securities, LLC
99.2		Consent of Hovde Financial LLC
99.3		Umpqua Form of Proxy
99.4		Centennial Form of Proxy

*	Previously filed as an exhibit to this Registration Statement.